Exhibit 99.3

TRANSACTION IMPLEMENTATION AGREEMENT

by and among

TAYLOR MARITIME INVESTMENTS LIMITED,

GOOD FALKIRK (MI) LIMITED

and

GRINDROD SHIPPING HOLDINGS LIMITED

Dated as of October 11, 2022

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ARTICLE 4 COVENANTS		30

4.1	Access to Information; Confidentiality	31
4.2	No Solicitation by the Company	31
4.3	Efforts	34
4.4	Public Announcements	36
4.5	Employee Benefit Matters	37
4.6	Indemnification of Directors and Officers	39
4.7	Stock Exchange Delisting and Deregistration	41
4.8	14d-10 Matters	41
4.9	Special Dividend	41
4.10	Parent Shareholder Meeting; Irrevocable Undertakings	42

ARTICLE 5 TERMINATION		43

5.1	Termination	43
5.2	Effect of Termination	45

ARTICLE 6 GENERAL PROVISIONS		45

6.1	Amendment	45
6.2	Waiver	45
6.3	Non-Survival of Representations and Warranties	45
6.4	Fees and Expenses	46
6.5	Notices	46
6.6	Certain Definitions	47
6.7	Terms Defined Elsewhere	56
6.8	Headings	57
6.9	Severability	57
6.10	Entire Agreement	58
6.11	Assignment	58
6.12	No Third-Party Beneficiaries	58
6.13	Mutual Drafting; Interpretation	58
6.14	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	59
6.15	Counterparts	60
6.16	Specific Performance	60

Annex A – Form of Rule 3.5 Announcement

Annex B – Conditions to the Offer

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TRANSACTION IMPLEMENTATION AGREEMENT

This TRANSACTION IMPLEMENTATION AGREEMENT, dated as of October 11, 2022 (this “Agreement”), is made by and among Taylor Maritime Investments Limited, a Guernsey company limited by shares (“Parent”), Good Falkirk (MI) Limited, a Republic of Marshall Islands company and wholly owned Subsidiary of Parent (“Purchaser”), and Grindrod Shipping Holdings Limited, a company incorporated under the laws of Singapore (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 6.6, Section 6.7 or as otherwise defined elsewhere in this Agreement, unless the context clearly indicates otherwise.

WHEREAS, Parent beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act), and Purchaser beneficially owns and holds, 4,925,023 of the Company Shares;

WHEREAS, Parent has agreed to cause Purchaser to commence a tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to acquire any and all of the issued Company Shares, other than Company Shares held by Purchaser and other than Company Shares held in treasury, at a price of $21.00 per Company Share, payable to the holder thereof in cash, without interest thereon (such amount, or any other amount per Company Share paid pursuant to the Offer in accordance with this Agreement, being hereinafter referred to as the “Offer Price”), to be paid in conjunction with a special dividend from the Company of $5.00 per Company Share (the “Special Dividend”), representing aggregate consideration to Company Shareholders (as defined below) of $26 per Company Share, all upon the terms and subject to the conditions set forth herein;

WHEREAS, prior to the execution of this Agreement, Purchaser and, to the extent required, the Company have obtained from the Securities Industry Council of Singapore (the “SIC”) the relevant rulings and confirmations (the “SIC Rulings”) under the Singapore Code on Take-overs and Mergers (the “Singapore Code”) in respect of the Offer and the SEC No-Action Relief (as defined below);

WHEREAS, Parent expects to obtain from the SEC relevant exemptive and no-action relief (the “SEC No-Action Relief”) under the Exchange Act in respect of the Offer and the SIC Rulings;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (other than the Recused Director) (a) determined that this Agreement and the transactions contemplated hereby, including the Offer, the Special Dividend and the Special Dividend Equivalent Payment, are in the best interests of the Company and its shareholders, (b) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend that the Company Shareholders accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Offer, are in the best interests of Parent and its shareholders, (b) approved the execution and delivery by Parent and Purchaser of this Agreement, the performance by each of Parent and Purchaser of its covenants and agreements contained herein and the consummation of the Offer and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein, and (c) resolved to recommend that the shareholders of Parent approve the Investment Policy Amendment (the “Parent Board Recommendation”);

WHEREAS, the board of directors of Purchaser has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Offer, are in the best interests of Purchaser and Parent, as its sole shareholder, and (b) approved and declared advisable the execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its covenants and agreements contained herein and the consummation of the Offer and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, each of Grindrod Investments Proprietary Limited and Michael Hankinson (each, a “Company Specified Shareholder”) and Parent have entered into a separate tender and support agreement (each, a “Tender and Support Agreement”), which provides, among other things, that the Company Specified Shareholders will, upon the terms and subject to the conditions set forth in each Tender and Support Agreement, tender the Company Shares held by them into the Offer;

WHEREAS, concurrently with the execution and delivery of this Agreement, each of the directors of TMI (each, a “Parent Specified Shareholder”) have provided a separate irrevocable voting undertaking to Parent (each, an “Irrevocable Undertaking”), which provides, among other things, that the Parent Specified Shareholders will, upon the terms and subject to the conditions set forth in the Irrevocable Undertaking, vote their Parent Shares in favor of all necessary Parent shareholder resolutions required to approve the Investment Policy Amendment; and

WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and also to prescribe various conditions to the Offer.

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE OFFER

1.1     The Offer.

(a)     Firm Intention to Make an Offer. On October 12, 2022, Purchaser shall (and Parent shall cause Purchaser to) publicly release an announcement in accordance with Rule 3.5 under the Singapore Code of Purchaser’s firm intention to make the Offer to purchase any and all of the issued Company Shares (other than those Company Shares held by Purchaser and Company Shares held in treasury) at a price per Company Share, subject to the terms of Section 1.1(d), equal to the Offer Price. Such announcement (the “Rule 3.5 Announcement”) shall be in the form attached hereto as Annex A, subject to any amendments that may be approved by Parent, Purchaser and the Company in writing. To the extent not prohibited by the SIC, Parent and Purchaser shall provide in writing to the Company and its counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that Parent, Purchaser or their counsel may receive from the SIC or its staff with respect to the Rule 3.5 Announcement promptly after such receipt, and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SIC or its staff (including by providing a reasonable opportunity for the Company and its counsel to review and comment on any such response, which comments Parent shall consider in good faith).

(b)     Commencement of the Offer; Terms and Conditions of the Offer. On the 14th day after the issuance of the Rule 3.5 Announcement (or, in the event that Purchaser and Parent shall have taken reasonable best efforts to commence the Offer on such 14th day but are nonetheless unable to do so, such later date, up to and including (but no later than) the 21st day after the issuance of the Rule 3.5 Announcement, as shall be approved by the Company, such approval not to be unreasonably withheld or delayed), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer (the date and time of the commencement of the Offer, the “Commencement Time”) to purchase any and all of the issued Company Shares (other than those Company Shares held by Purchaser and other than any Company Shares held in treasury) at a price per Company Share, subject to the terms of Section 1.1(d), equal to the Offer Price. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the Company Shareholders as and to the extent required by United States federal securities laws (subject to the SEC No-Action Relief), the laws of Singapore (including the Singapore Code (subject to the SIC Rulings)) and the rules of the JSE and contains the terms and conditions set forth in this Agreement, including in Annex B. Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer, subject to the terms and conditions hereof (including in Annex B). The obligation of Purchaser (and of Parent to cause Purchaser) to irrevocably accept for payment and pay for any Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to the following conditions (the “Offer Conditions”):

(i)     the condition (the “Minimum Condition”) that, as of immediately prior to the Expiration Time (as defined below), there be validly tendered in accordance with the terms of the Offer and not validly withdrawn, at least a number of Company Shares carrying voting rights that, together with Company Shares carrying voting rights acquired before (or, with the approval of the Company, during) the Offer (and including, for the avoidance of doubt, any Company Shares issued to the Purchaser pursuant to the FSA Payment Issuance), will result in the Purchaser and persons acting in concert with it holding more than 50% of the voting rights attaching to the aggregate of all the Company Shares (other than shares held in treasury) and the number of Company Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares; and

(ii)     the other conditions set forth in Annex B (as they may be amended in accordance with this Agreement and the Singapore Code).

(c)     Waiver of Conditions. Each of Parent and Purchaser expressly reserves the right (but is not obligated to) at any time and from time to time in its sole discretion to waive, in whole or in part, any of the Offer Conditions, to make any change in the terms of the Offer or the Offer Conditions, in a manner consistent with the terms of this Agreement and the Singapore Code (subject to the SIC Rulings) or to increase the Offer Price; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company, neither Parent nor Purchaser may:

(i)     waive, amend or modify the Minimum Condition, the Termination Condition, the Regulatory Condition or the Injunction Condition;

(ii)     reduce the number of Company Shares sought to be purchased in the Offer;

(iii)     reduce the Offer Price (other than as permitted by Section 1.1(d));

(iv)     change the form of consideration payable in the Offer;

(v)     add to the Offer Conditions;

(vi)     extend the Offer in any manner other than in accordance with the terms of Section 1.1(e), or

(vii)     amend, modify, change or supplement any of the Offer Conditions in a manner adverse to the Company or the shareholders of the Company or in a manner not permitted by the Singapore Code.

(d)     Adjustments to the Offer Price.

(i)     If, at any time occurring on or after the date hereof and prior to the end of the Subsequent Offering Period (as defined below), any change in the outstanding Company Shares occurs as a result of any share split (including a reverse share split), subdivision or combination, any share dividend or share distribution with a record date during such period, the Offer Price will be equitably adjusted to reflect such change and provide the holders of each Company Share the same economic effect as contemplated by this Agreement prior to such event (provided, that the Company shall not take any such step without the prior written consent of the SIC with regard to any proposed actions and associated adjustments to the Offer Price).

(ii)     If at any time occurring on or after the date hereof and prior to the end of the Subsequent Offering Period, the Company announces, declares or pays any dividend (other than a Permitted Dividend or the Special Dividend) with a record date prior to the end of the Subsequent Offering Period, the Purchaser shall have the right to reduce the Offer Price payable, in respect of any Company Shares that it acquires in the Offer after such record date, by the amount of all or part of any such dividend (other than a Permitted Dividend or the Special Dividend) that is paid by the Company (subject only to the satisfaction of any condition to the payment of such dividend that was announced by the Company in connection with the announcement of the declaration of any such dividend) to holders of Company Shares as of the applicable record date; provided, that the Company shall not announce, declare or pay any dividend (other than a Permitted Dividend or the Special Dividend) without obtaining the prior written consent of the SIC; and provided, further, for the avoidance of doubt that in no event shall any reduction of the Offer Price contemplated by this Section 1.1(d)(ii) occur in respect of the declaration or payment of the Special Dividend or any Permitted Dividend.

(e)     Expiration and Extension of the Offer; Subsequent Offering Period.

(i)     Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall initially expire at 11:59 p.m., New York City time, on the later of (A) the twentieth (20th) Business Day following (and including the day of) the Commencement Time (determined pursuant to Rule 14(d)-1(g)(3) promulgated under the Exchange Act) and (B) the twenty eighth (28th) day following (and not including the day of) the Commencement Time (such initial date and time, the “Initial Expiration Time”), unless otherwise agreed to in writing by Parent and the Company. In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended. As used in this Agreement: (A) the date and time at which the Offer expires and is not subsequently extended pursuant to and in accordance with this Agreement shall be referenced herein as the “Expiration Time” (and may include, for avoidance of doubt, the Initial Expiration Time or any subsequent date and time to which the Offer is extended in accordance herewith if the Offer is not subsequently extended); and (B) the Initial Expiration Time and any subsequent date and time to which the Offer is extended in accordance herewith shall be referenced herein as the “then-scheduled expiration time” if the Offer is subsequently extended in accordance herewith.

(ii)     Notwithstanding the provisions of Section 1.1(e)(i) or anything to the contrary set forth in this Agreement, but always subject to the Singapore Code and the SIC Rulings, unless this Agreement has been terminated in accordance with its terms:

(A)     Purchaser shall (and Parent shall cause Purchaser to) extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff, NASDAQ or the JSE, or by the Singapore Code (subject to the SIC Rulings), in each case, that is applicable to the Offer;

(B)     Subject to the provisions of clause (C) of this Section 1.1(e)(ii), if, as of any then-scheduled expiration time, any of the Offer Conditions is not satisfied, or waived (if permitted hereunder), then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for one or more consecutive periods of no less than five (5) Business Days and no more than ten (10) Business Days each (with each such period to end at 11:59 p.m., New York City time, on a Business Day that is a Qualifying U.S. Business Day) (or any other period as may be approved in advance by the Company and Parent) in order to permit the satisfaction, or waiver (if permitted hereunder), of all of the Offer Conditions.

(C)     Notwithstanding the provisions of clause (B) of this Section 1.1(e)(ii), (1) if, as of any then-scheduled expiration time, all of the Offer Conditions shall have been satisfied or shall have been waived (if permitted hereunder) other than the Minimum Condition and conditions which by their nature are to be satisfied immediately prior to the Expiration Time, Purchaser shall not be required to (and Parent shall not be required to cause Purchaser to), and without the prior written consent of the Company, Purchaser shall not (and Parent shall cause Purchaser not to), extend the Offer beyond that then-scheduled expiration time for more than five (5) consecutive additional periods not to exceed an aggregate of thirty five (35) Business Days, and (2) if, immediately before 11:59 p.m., New York City time, on any Qualifying U.S. Business Day after the Initial Expiration Time, all of the Offer Conditions would be satisfied or waived (if permitted hereunder), if permitted by the SIC Rulings and the SEC No-Action Relief, the Expiration Time shall be at 11:59 p.m., New York City time, on such Qualifying U.S. Business Day, notwithstanding that the Offer may previously have been extended beyond such date and time.

(D)     The foregoing clauses (A), (B) or (C) of this Section 1.1(e)(ii) shall not be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to and in accordance with the terms of Article 5. In the event that extending the Offer in accordance with the foregoing would violate Rules 22.9 or 22.10 under the Singapore Code, Purchaser and Parent shall use reasonable best efforts to obtain such waivers and permission from the SIC as may be necessary to allow for such extensions, but Purchaser shall only be required (and Parent shall only be required to cause Purchaser) to extend the Offer for the maximum period permitted under Rules 22.9 or 22.10 under the Singapore Code (taking into account any waivers or permissions provided by the SIC).

(iii)     Subject to the Singapore Code and the SIC Rulings, Purchaser shall not (and Parent shall cause Purchaser not to) extend the Offer in any manner other than pursuant to and in accordance with the provisions of Section 1.1(e)(ii) without the prior written consent of the Company.

(iv)     Parent shall not (and shall cause Purchaser not to) terminate or withdraw the Offer prior to the Expiration Time (as may be extended) unless this Agreement is validly terminated in accordance with Article 5, in which case Parent shall to the extent permitted by the SIC, (or shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) Business Day) after such termination of this Agreement.

(v)     If the Offer is terminated or withdrawn by Parent or Purchaser, or this Agreement is terminated in accordance with Article 5, prior to the Acceptance Time, Purchaser shall (and Parent shall cause Purchaser to) promptly return or cause to be returned all tendered Company Shares to the registered holders thereof and the Company agrees that no Company Shares held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer.

(vi)     Notwithstanding the provisions of clause (C) of this Section 1.1(e)(ii), immediately following the Acceptance Time (as defined below), Purchaser shall (and Parent shall cause Purchaser to) provide for a subsequent offering period of at least fifteen (15) Business Days (and one or more extensions thereof) for the Offer in accordance with Rule 14d-11 under the Exchange Act, the SEC No-Action Relief, the Singapore Code and the SIC Rulings (the “Subsequent Offering Period”). No withdrawal rights shall apply during the Subsequent Offering Period in accordance with Rule 14d-7(a)(2) under the Exchange Act and Rule 29 under the Singapore Code (subject to the Singapore Code and SIC Rulings).

(f)     Payment for Company Shares. If as of the Expiration Time all Offer Conditions shall have been satisfied (or, if permitted hereunder, waived), Purchaser shall (and Parent shall cause Purchaser to), immediately following the Expiration Time, irrevocably accept for payment (the time of such acceptance, the “Acceptance Time”), and at, or as promptly as practicable following, the Acceptance Time, but in any event within three (3) Business Days after the Acceptance Time, pay for, all Company Shares that are validly tendered and not withdrawn as of such Expiration Time pursuant to the Offer (the time at which payment is required in accordance with the foregoing, the “Settlement Time”). With respect to any Company Shares that are validly tendered during any Subsequent Offering Period, immediately thereafter, Purchaser shall (and Parent shall cause Purchaser to) irrevocably accept such Company Shares for payment, and, as promptly as practicable after the acceptance of such Company Shares, but in any event within three (3) Business Days thereof (in respect of Company Shares held on the Nasdaq sub-register in the United States of America) or six (6) South African business days thereof (in respect of Company Shares held on the JSE sub-register in South Africa), pay for such Company Shares. For the avoidance of doubt, Purchaser shall not (and Parent shall cause Purchaser not to), without the prior written consent of the Company, accept for payment or pay for any Company Shares tendered pursuant to the Offer if, as a result, Purchaser would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer shall be paid without interest, net to the holder thereof in cash, subject to reduction for any withholding Taxes payable in respect thereof pursuant to applicable Law and the terms of the Offer. The Company shall register the transfer of any Company Shares irrevocably accepted for payment after the acceptance thereof and payment therefor.

(g)     Schedule TO; Schedule 13E-3; Offer Documents. As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Purchaser shall:

(i)     prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act and a Transaction Statement on Schedule 13E-3 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Parent Schedule 13E-3”) with respect to the Offer in accordance with Rule 13e-3(d) promulgated under the Exchange Act, which Schedule TO and Parent Schedule 13E-3 shall contain, as exhibits, the Offer to Purchase and necessary forms of letter of transmittal for the tendering of Company Shares (including a form of letter of transmittal for tendering Company Shares held through the registry maintained by Computershare Proprietary Limited, the Company’s administrative depositary agent in South Africa (which form shall provide that the Offer Price payable for Company Shares held by Company Shareholders through the South African share register will be the equivalent amount of South African Rand using such South African Rand to U.S. Dollar bid exchange rate on such date(s) or time(s) as Parent and the Company shall agree in good faith or as required by applicable Law) and a summary advertisement, if any, and other required or customary ancillary documents and exhibits, in each case, in respect of the Offer (together with any supplements or amendments thereto, and including all exhibits thereto, the “Offer Documents”));

(ii)     deliver a copy of the Offer Documents to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iii)     give telephonic notice of the information required by Rules 14d-6(d)(2)(i) and (ii) promulgated under the Exchange Act, and mail by means of first class mail a copy of the Offer Documents, to NASDAQ, in each case, in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iv)     cause the Offer Documents to be disseminated on the date of the Commencement Time to all Company Shareholders as and to the extent required by applicable Law (including the Exchange Act and the requirements under the Singapore Code (subject to the SIC Rulings)) and any requirements of NASDAQ or the JSE.

(h)     Review; Comment Period. Purchaser shall cause (and Parent shall cause Purchaser to cause) the Schedule TO, the Parent Schedule 13E-3 and the Offer Documents to comply as to form in all material respects with the requirements of applicable Law and comply with the requirements under the Singapore Code (subject to the SIC Rulings) including the requirements of Rule 23 thereunder; provided, however, that no covenant is made by Purchaser or Parent with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Schedule TO, the Parent Schedule 13E-3 or the Offer Documents. The Company shall promptly furnish in writing to Parent or Purchaser all information concerning the Company, its Subsidiaries, the Company Shareholders, and the directors and officers of the Company that is required by applicable Law or is reasonably requested by Parent or Purchaser to be included in the Schedule TO, the Parent Schedule 13E-3 or the other Offer Documents so as to enable Parent and Purchaser to comply with their obligations under this Section 1.1(h) and, unless previously withdrawn in accordance with Section 4.2, shall allow Parent and Purchaser to include the Company Board Recommendation in the Offer Documents. Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company, its Subsidiaries, the shareholders of the Company and the directors and officers of the Company that is necessary or is reasonably requested by the Company to include in the Schedule TO, the Parent Schedule 13E-3 and the Offer Documents in order to satisfy applicable Law. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule TO, the Parent Schedule 13E-3 or the Offer Documents if and to the extent such information shall have become false or misleading in any material respect. Parent and Purchaser shall take all steps necessary to cause the Schedule TO, the Parent Schedule 13E-3 and the Offer Documents, as so corrected, to be filed with the SEC and the Offer Documents, as so corrected, to be disseminated to the Company Shareholders, in each case, as and to the extent required by applicable Law, or by the SEC or its staff, the SIC or its staff, NASDAQ or the JSE, including any notifications that may be required to be published via SENS. Parent and Purchaser shall provide the Company and its counsel with a reasonable opportunity to review and comment on the Schedule TO, the Parent Schedule 13E-3 and the Offer Documents (including all amendments and supplements thereto) prior to the filing thereof with the SEC, and

Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Parent and Purchaser shall provide in writing to the Company and its counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that Parent, Purchaser or their counsel may receive from the SEC, the SIC (unless prohibited by the SIC) or any other Governmental Entity or its staff with respect to the Schedule TO, the Parent Schedule 13E-3 and the Offer Documents promptly after such receipt, and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC, the SIC or any other Governmental Entity or its staff (including by providing a reasonable opportunity for the Company and its counsel to review and comment on any such response, which comments Parent shall consider in good faith). Parent and Purchaser shall use reasonable best efforts to respond promptly to any such comments.

1.2     Company Actions.

(a)     Schedule 14D-9. The Company shall (i) file with the SEC, concurrently with or as promptly as reasonably practicable after the filing by Parent of the Schedule TO, the Parent Schedule 13E-3 and the Offer Documents (but in no event later than the date of the Commencement Time), a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and a Transaction Statement on Schedule 13E-3 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Company Schedule 13E-3”) with respect to the Offer in accordance with Rule 13e-3(d) promulgated under the Exchange Act containing, except as provided in Section 4.2, the Company Board Recommendation and (ii) cause the Schedule 14D-9 and related documents to be disseminated promptly after the Commencement Time to the Company Shareholders as and to the extent required by Rules 14d-9 and 13e-3(f) promulgated under the Exchange Act, any other applicable United States federal securities Laws, the Singapore Code (subject to the SIC Rulings) and the requirements of the JSE. The Company shall cause the Schedule 14D-9 and the Company Schedule 13E-3 (i) to comply as to form in all material respects with the requirements of the Exchange Act (including, in the case of both the Schedule 14D-9 and the Company Schedule 13E-3, Rules 14d-9(d) and 13e-3(e) under the Exchange Act ), the Singapore Code (subject to the SIC Rulings) and applicable other Law and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company Shareholders together with the Offer Documents. Parent shall promptly furnish in writing to the Company all information concerning Parent and its Subsidiaries, the shareholders of Parent and the directors and officers of Parent that is required by applicable Law or is reasonably requested by the Company to be included in the Schedule 14D-9 or the Company Schedule 13E-3 so as to enable the Company to comply with its obligations under this Section 1.2(a). Parent and the Company shall cooperate in good faith to determine the information regarding Parent and its Subsidiaries, the shareholders of Parent and the directors and officers of Parent that is necessary to include in the Schedule 14D-9 or the Company Schedule 13E-3 in order to satisfy applicable Law and the Singapore Code (subject to the SIC Rulings). Each of the Company and Parent shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule 14D-9 or the Company Schedule 13E-3 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9 or the Company Schedule 13E-3, as applicable, as so corrected, to be filed with the SEC and disseminated to the Company Shareholders, in each case, as and to the extent required by applicable Law, including the Singapore Code (subject to the SIC Rulings), or by the SEC or its staff, NASDAQ or the JSE. Unless the Company Board has effected a Company Change of Board Recommendation and except in connection with any disclosures made in compliance with Section 4.2(f), the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on the Schedule 14D-9 and the Company Schedule 13E-3 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel (it being understood that Parent and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Change of Board Recommendation and except in connection with any disclosures made in compliance with Section 4.2(f), the Company shall provide in writing to Parent and its counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that the Company or its counsel may receive from the SEC, the SIC or any other Governmental Entity or its staff with respect to the Schedule 14D-9 or the Company Schedule 13E-3 promptly after such receipt, and unless the Company Board has effected a Company Change of Board Recommendation and except in connection with any disclosures made in compliance with Section 4.2(f), the Company shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC, the SIC or any other Governmental Entity or its staff (including by providing a reasonable opportunity for Parent and its counsel to review and comment on any such response, which comments the Company shall consider in good faith). The Company shall use reasonable best efforts to respond promptly to any such comments.

(b)     Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agents and its administrative depositary agent in South Africa to, promptly after the date of this Agreement and from time to time thereafter as requested by Parent or Purchaser, furnish Parent or Purchaser with such assistance and such information available to the Company as Parent or Purchaser or their agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares, including a list, as of the most recent practicable date, of the Company Shareholders, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares (including updated lists of shareholders, mailing labels, listings or files of securities positions). Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents, Parent (and its agents) shall:

(i)     hold in confidence in accordance with the Confidentiality Agreement the information contained in any such lists of shareholders, mailing labels and listings or files of securities positions;

(ii)     use such information only in connection with the Offer and only in the manner not inconsistent with this Agreement; and

(iii)     if this Agreement or the Offer is terminated, promptly return (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company or destroy any and all copies and any extracts or summaries from such information then in their possession or control.

1.3     Directors.

(a)     At the Acceptance Time and from time to time thereafter, subject to compliance with applicable Law and the applicable rules of NASDAQ and the JSE, Parent shall be entitled to elect or designate such number of directors as Parent or Purchaser may designate in writing to the Company. Subject to applicable Law, the Company shall take all action requested by Parent necessary to effect any election or designation pursuant to this Section 1.3(a), including (at the election of Parent) (i) subject to the Company Charter, increasing the size of the Company Board, and (ii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable Law.

(b)     Notwithstanding Section 1.3(a), until the end of the Subsequent Offering Period, (i) Parent and the Company shall cause the Company Board to maintain at least two (2) directors who are members of the Company Board on or prior to the date hereof and who are not officers, directors or employees of Parent or any of its Affiliates or the Recused Director and who are selected by the Company Board prior to the Acceptance Time, subject to the approval of Parent, which approval shall not be unreasonably withheld or delayed (the “Continuing Directors”) and (ii) any replacements for any Continuing Directors shall be approved as replacement Continuing Directors by a majority of the Continuing Directors who are members of the Company Board at such time (or, if there are two (2) Continuing Directors, by both such Continuing Directors). Notwithstanding anything to the contrary, until the end of the Subsequent Offering Period, the affirmative vote of a majority of the Continuing Directors who are members of the Company Board at such time (or, if there are two (2) Continuing Directors, the approval of both such Continuing Directors) shall be required (A) for the Company to amend or terminate this Agreement or (B) to exercise or waive any of the Company’s rights hereunder.

1.4     Compulsory Acquisition. If at any time Purchaser is entitled to exercise the right to compulsorily acquire all the Company Shares held by Company Shareholders who have not accepted the Offer pursuant to Section 215(1) of the Companies Act, Purchaser shall, and Parent shall cause Purchaser to, promptly exercise such right and compulsorily acquire, at the Offer Price, all of the Company Shares that at such time are not beneficially owned by Parent, Purchaser, their related corporations or their nominees (as each term is defined in the Companies Act).

1.5     Treatment of Company Forfeitable Shares.

(a)     At the Acceptance Time, the Company Equity Plan shall be terminated and any portion of an outstanding award of Company Forfeitable Shares that is (i) unvested immediately before the Acceptance Time or (ii) vested but remains unsettled immediately before the Settlement Time (each of (i) or (ii), an “Outstanding FSA”), by virtue of the occurrence of the Acceptance Time and without any action by Parent, Purchaser, the Company or the holder of that Outstanding FSA (except as set forth in this Section 1.5) shall be, to the extent not already vested, fully vested as of the Acceptance Time and, with the consent of the holder, shall be cancelled as of the Acceptance Time and converted into the right to receive, immediately after the Acceptance Time (and in no event later than the first (1st) payroll date immediately following the Acceptance Time), an amount in cash, without interest, equal to the product of (x) Offer Price and (y) the aggregate number of Company Forfeitable Shares accruing to such Outstanding FSA (each such payment, an “FSA Payment” and, collectively, the “Aggregate FSA Payment”), and, if the holder fails to grant the foregoing consent, converted into the right to receive the aggregate number of Company Shares equal to the number of Company Forfeitable Shares accruing to such Outstanding FSA, with such Company shares to be delivered by the Company to such holder as promptly as practicable after the Acceptance Time. Each FSA Payment shall be subject to all applicable Tax withholding requirements in accordance with Section 1.6. At the Settlement Time, Purchaser shall (and Parent shall cause Purchaser to) pay to the Company an amount equal to the Aggregate FSA Payment to be subsequently and promptly paid to the holders of Outstanding FSAs entitled to receive FSA Payments pursuant to, and in accordance with the terms of, this Section 1.5(a). Promptly after Purchaser’s payment to the Company of the Aggregate FSA Payment, the Company shall issue to Purchaser in exchange thereof a number of Company Shares equal to the Aggregate FSA Payment divided by the Offer Price (the “FSA Payment Issuance”).

(b)     Prior to the Acceptance Time, the Company and the Company Board (and/or the applicable committees thereof) shall take all actions reasonably necessary (including amending or terminating the Company Equity Plan, adopting resolutions, and/or distributing any required notices to, and/or obtaining written consents from, holders of Outstanding FSAs) to give effect to the provisions of Section 1.5(a).

1.6     Withholding Rights. Parent, Purchaser and the Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts that Parent, Purchaser or the Company is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. Each such withholding agent shall use commercially reasonable efforts to reduce or eliminate any such withholding, including by requesting any necessary Tax forms. Except with respect to amounts treated as compensation for Tax purposes, Parent and Purchaser shall, as promptly as reasonably practicable after the date hereof (and, in any event, at least five (5) Business Days prior to the Commencement Time), provide the Company with written notice of any applicable payor’s intention to make such deduction or withholding and provide the Company with a reasonable opportunity to obtain reduction of or relief from such deduction or withholding. Parent and Purchaser shall reasonably cooperate with the Company to obtain such reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed by the Company with or furnished by the Company to the SEC on or after June 30, 2021 and publicly available via the SEC’s EDGAR service prior to the date hereof (other than any disclosures contained under the captions “Risk Factors” or “Cautionary Statements Regarding Forward-Looking Statements” and

any other disclosures that are predictive, cautionary or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements) or (ii) the corresponding sections of the disclosure letter delivered by the Company to Parent and Purchaser concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any Section or Subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement to the extent that the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Purchaser, as of the date hereof and immediately prior to the Expiration Time, as follows:

2.1     Organization.

(a)     The Company is a public company limited by shares, duly incorporated and validly existing and in good standing under the Laws of Singapore. Each of the Company’s Subsidiaries (each, a “Company Subsidiary”) is duly incorporated or organized and validly existing under the Laws of the jurisdiction in which it is incorporated or organized. The Company and each Company Subsidiary has full corporate or organizational or similar power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted. Section 2.1(a) of the Company Disclosure Letter sets forth each Company Subsidiary and its jurisdiction of organization or incorporation.

(b)     The Company has delivered to Parent and Purchaser true and complete copies of the Charter Documents of the Company and each Company Subsidiary, in each case as amended through the date of this Agreement.

2.2     Capitalization.

(a)     As of the close of business on October 7, 2022 (the “Capitalization Date”), there were 18,996,493 Company Shares in issue (excluding 313,531 Company Shares held in treasury). All of the outstanding Company Shares are duly authorized, validly and properly allotted and issued and are each fully paid, and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or similar right under applicable Laws, the Company Charter or any Contract to which the Company is a party or otherwise bound.

(b)     As of the close of business on the Capitalization Date, 475,515 Company Forfeitable Shares were subject to entitlements under outstanding awards granted to employees and directors under the Company Equity Plan. Subject to Section 1.5, all Company Forfeitable Shares subject to entitlements under outstanding awards granted to employees and directors under the Company Equity Plan, upon vesting at or prior to the Acceptance Time on the terms and conditions specified in the Company Equity Plan and the instruments pursuant to which they were awarded, will be settleable in Company Shares with each Company Forfeitable Share being converted on valid vesting and settlement into one Company Share (before giving effect to Section 1.5). Since the close of business on the Capitalization Date, the Company has not issued any Company Shares or other Equity Interests, other than Company Shares issued upon the settlement of Company Forfeitable Shares that were outstanding as of the close of business on the Capitalization Date in accordance with the terms of such Company Forfeitable Shares.

(c)     Section 2.2(c) of the Company Disclosure Letter sets forth for each Company Subsidiary the amount of its authorized share capital, the amount of its outstanding shares and the record and beneficial owners of its outstanding shares, and there are no other shares of capital stock or other Equity Interests of any Company Subsidiary issued, reserved for issuance or outstanding. All of the outstanding Equity Interests of each Company Subsidiary are duly authorized, validly and properly issued and fully paid, and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or similar right under applicable Laws, the charter documents of any Company Subsidiary or any Contract to which any Company Subsidiary is a party or otherwise bound.

(d)     As of the close of business on the Capitalization Date, except as set forth in Sections 2.2(a) to 2.2(c), there are no:

(i)     outstanding Equity Interests of the Company nor any Company Subsidiary;

(ii)     outstanding securities issued by the Company or any of its Subsidiaries convertible or exchangeable into Equity Interests of the Company or any of the Company Subsidiaries;

(iii)     outstanding options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts, contingent or otherwise, that could require the Company or any of the Company Subsidiaries to issue, exchange, transfer, deliver, sell, repurchase or redeem, or cause to be issued, exchanged, transferred, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or any of the Company Subsidiaries or any security or rights convertible into or exchangeable or exercisable for any such Equity Interests or obligating the Company or any of the Company Subsidiaries to grant, extend, accelerate the vesting of, change the price of, otherwise amend or modify or enter into any such option, warrant, equity security, call right, commitment or agreement;

(iv)     outstanding equity appreciation, phantom equity interests, profit participation or similar rights or obligations issued by the Company or any of its Subsidiaries with respect to the Company or any of the Company Subsidiaries;

(v)     authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the holders of the Equity Interests of the Company or any of the Company Subsidiaries on any matter; and

(vi)     voting trusts, proxies or other Contracts relating to the voting, sale, transfer or other disposition of the Equity Interests of the Company or any of the Company Subsidiaries to which the Company or any of its Subsidiaries is party.

(e)     Other than joint ventures that are described in documents filed with the SEC prior to the date hereof, neither the Company nor any of its Subsidiaries owns any Equity Interests greater than $100,000 in value in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding share capital of such company.

(f)     All dividends or other distributions on the Company Shares that have been authorized or declared prior to the date hereof have been paid in full.

2.3     Authority. The Company has all requisite corporate power and authority necessary to execute and deliver this Agreement and to perform (subject to the conditions contained herein) its obligations hereunder and to consummate the transactions contemplated by the Agreement, including the Offer. The Company Board, at a meeting duly called and held, has, by unanimous vote (other than the Recused Director) (a) determined that this Agreement and the transactions contemplated hereby, including the Offer, the Special Dividend and the Special Dividend Equivalent Payment, are in the best interests of the Company and its shareholders, (b) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend that the Company Shareholders accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer. No other corporate proceedings on the part of the Company are necessary to adopt this Agreement or to consummate the Offer. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Parent and Purchaser, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief (the “Enforceability Exceptions”).

2.4     No Conflicts; Consents.

(a)     The execution, delivery or performance of this Agreement by the Company, the consummation of the Offer or any other transactions contemplated by the Agreement, or compliance by the Company with any of the provisions of this Agreement, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity by the Company, other than (i) compliance with any applicable requirements of foreign, federal or state securities or blue sky Laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act, including the filing of the Schedule 14D-9, the Company Schedule 13E-3, and such other reports required in connection with this Agreement or the Offer, (ii) such filings as may be required under the Singapore Code or by the SIC or the SIC Rulings in connection with this Agreement or the Offer, (iii) such filings as may be required under the rules and regulations of NASDAQ or the JSE in connection with this Agreement or the Offer or (iv) compliance with the applicable requirements of the Competition Laws (collectively, clauses (i) through (iv), the “Specified Approvals”), and other than any consent, approval, authorization, Permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected, individually or in the aggregate, to prevent or materially delay or impair the consummation of the Offer or the other transactions contemplated by this Agreement.

(b)     Assuming compliance with the matters referenced in Section 2.4(a) and the receipt of the Specified Approvals, the execution, delivery or performance of this Agreement by the Company, the consummation of the Offer or any other transactions contemplated by the Agreement, or compliance by the Company with any of the provisions of this Agreement, do not and will not:

(i)     conflict with or result in a violation or breach of, or default under, any provision of the Company Charter or the Charter Documents of any Company Subsidiary;

(ii)     conflict with or result in a violation or breach of any provision of any Law or judgment applicable to the Company or any Company Subsidiary;

(iii)     except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any material Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound or to which any of their respective properties and assets are subject (including any material Contract) or any Permit affecting the properties, assets or business of the Company or any Company Subsidiary; or

(iv)     except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of the Company or any Company Subsidiary.

2.5     SEC Filings; Securities Commissions.

(a)     Since January 1, 2019, the Company has, in all material respects, filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Company SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, except as addressed through resolved comments of the staff of the SEC prior to the date hereof, and none of the Company SEC Documents as of the date it was filed, or, if amended, as finally amended prior to the date of this Agreement, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)     The Company has delivered to Purchaser copies of all material written correspondence sent to or received from the SEC by the Company or any Company Subsidiary or their respective counsel or accountants since January 1, 2019. As of the date hereof, there are no outstanding or unresolved comments in formal comment letters received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practice of the Company. The Company is in compliance in all material respects with (i) the Exchange Act, any other applicable United States federal securities Laws, and the Singapore Code and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ and the JSE. Neither the Company nor any Company Subsidiary has made, arranged, modified (in any material way) or forgiven prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(c)     None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in the Offer Documents will, at the date it is first mailed to the Company Shareholders, or at the Acceptance Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Offer, including the Schedule 14D-9 and the Company Schedule 13E-3, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 2.5(c) will not apply to statements or omissions included in the Offer Documents to the extent based upon information supplied to the Company by or on behalf of Parent or Purchaser in writing specifically for inclusion therein.

2.6     Financial Statements.

(a)     The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (if amended, as amended by the last such amendment prior to the date of this Agreement) fairly presented in all material respects the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company as at their respective dates and for the periods indicated in conformity with IFRS (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and subject, in the case of interim financial statements, to normal and recurring year-end adjustments).

(b)     Subject to any exemptions provided to it by virtue of being an “emerging growth company” under Section 3(a)(80) of the Exchange Act, the Company has designed and maintains in all material respects a system of internal control over financial reporting (as defined in Rules 13a-15 and 15d-15 of the Exchange Act) to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and the preparation of financial statements for external purposes in accordance with IFRS. Subject to any exemptions provided to it by virtue of being an “emerging growth company” under Section 3(a)(80) of the Exchange Act, the Company, the Company and the Company Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c)     Subject to any exemptions provided to it by virtue of being an “emerging growth company” under Section 3(a)(80) of the Exchange Act, the Company (x) has implemented and maintains disclosure controls and procedures to ensure that material information relating to the Company and its Subsidiaries is made known to the chief executive officer and the chief financial officer of the Company by others within those entities and (y) has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

2.7     No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent, asserted, known, unknown, primary, secondary, direct, indirect or otherwise) required by IFRS to be reflected or reserved against on a consolidated statement of financial positions of the Company and its Subsidiaries (or the notes thereto) in any material respect, except for liabilities or obligations (a) accrued, disclosed, reflected or reserved against in the consolidated statements of the financial position of the Company and the Company Subsidiaries as of December 31, 2021 (or the notes thereto), set forth in the Company’s report on Form 20-F for the fiscal year ended December 31, 2021 and the consolidated statements of the financial position of the Company and the Company Subsidiaries as of June 30, 2022 (or the notes thereto), set forth in the Report on Form 6-K furnished by the Company to the SEC on August 17, 2022, (b) incurred since June 30, 2022, in the Ordinary Course and not in violation of this Agreement or (c) incurred in connection with the Offer or the other transactions contemplated by this Agreement.

2.8     Absence of Certain Changes or Events. Since June 30, 2022 through the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted their businesses in all material respects in the Ordinary Course (b) no Company Material Adverse Effect has occurred, and (c) neither the Company nor any of its Subsidiaries has:

(i)     amended its Charter Documents;

(ii)     issued, sold or otherwise disposed of any of its share capital or capital stock, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its share capital or capital stock (except for transactions between the Company and any wholly owned Company Subsidiaries or between wholly owned Company Subsidiaries), other than the issuance or delivery of Company Shares upon the vesting and settlement of Company Forfeitable Shares in accordance with their terms;

(iii)     created, incurred or assumed any long-term debt (including obligations in respect of capital leases), or incurred, assumed or permitted to exist any short-term debt, except for (A) transactions between the Company and any Company Subsidiary or between Company Subsidiaries or (B) for borrowings in the Ordinary Course under the Company’s or the Company Subsidiaries’ existing credit facilities or working capital lines (or to refinance the Company’s or the Company Subsidiaries’ existing credit facilities or working capital lines) or otherwise in the Ordinary Course;

(iv)     assumed, guaranteed or otherwise become liable or responsible (whether directly or otherwise) for the obligations of any other Person;

(v)     acquired any other business;

(vi)     paid, loaned or advanced any amount to, or transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to any officers or directors of the Company, or any Affiliate of any of them (other than in the Ordinary Course); or made any payments to any material shareholder or any of its Affiliates (other than any officers or directors of the Company or any of its Subsidiaries), except payments made in the Ordinary Course; provided, that the foregoing does not address any transaction between or among the Company and any wholly owned Company Subsidiaries (or between or among any such Subsidiaries);

(vii)     declared, or paid any dividend or other distribution with respect to any of its share capital, other than dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary and the regular quarterly dividends paid to holders of Company Shares consistent with the Company’s dividend and capital policy as in effect as of August 25, 2022;

(viii)     redeemed or otherwise acquired any shares or other equity interest, except (A) the withholding or disposition of Company Shares to satisfy withholding Taxes obligations with respect to Company Forfeitable Shares in accordance with the terms of the Company Equity Plan and the applicable award, and (B) upon the forfeiture of outstanding Company Forfeitable Shares;

(ix)     made or committed to make any capital expenditure in an amount greater than $2,000,000 individually;

(x)     permitted or allowed any Encumbrance (other than a Permitted Encumbrance) on any of its assets other than to secure indebtedness for borrowed money that is incurred in the context of (A) transactions between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries or (B) for borrowings in the Ordinary Course under the Company’s existing credit facilities or working capital lines; satisfied or discharged any Encumbrance (other than one existing on such date); or paid, discharged or satisfied any claim, obligation or liability other than current liabilities incurred in the Ordinary Course;

(xi)     entered into or renewed any Contract containing any non-competition or exclusivity restrictions on, or containing any “most favored nation”, “make-whole”, “keep-well” or requirement to purchase provisions granted by, the Company or any of its Affiliates;

(xii)     other than as required by any Benefit Plan as in effect on the date of this Agreement or by applicable Law, made any general wage or salary increase to the employees whose total annual cash compensation opportunity exceeds $400,000 (except for annual increases and annual bonuses in the Ordinary Course); made any increase in compensation, not consistent with past practice, payable or to become payable to any of the officers of the Company or any of the Company Subsidiaries; or made or suffered any termination of employment of any of the key employees whose total annual cash compensation opportunity exceeds $175,000;

(xiii)     become involved or threatened with any labor dispute which has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(xiv)     transferred or otherwise disposed of any of its assets, except in the Ordinary Course and in an amount not to exceed $500,000 individually or $1,000,000 in the aggregate;

(xv)     entered into any other Contract that would constitute a material Contract if it were in effect on the date of this Agreement or any commitments, except agreements or commitments made in the Ordinary Course, and in an amount not to exceed $1,250,000;

(xvi)     entered into any agreement or merger, consolidation, or reorganization, dissolved or entered into any plan of liquidation or dissolution;

(xvii)     made any material change in any method of accounting practice;

(xviii)     made, changed or rescinded any material election in respect of Taxes, settled or compromised any material Taxes claim, assessment or liability, filed any materially amended Tax Return, entered into any closing agreement relating to a material amount of Taxes, other than extensions requested in the Ordinary Course, agreed to or requested an extension or waiver of a statute of limitations period with respect to the assessment or determination of a material amount of Taxes, incurred any material liability for Taxes outside of the Ordinary Course or prepared or filed any material Tax Return in a manner inconsistent with past practice (except as required by applicable Law); or

(xix)     agreed, whether in writing or otherwise, to take any action described in this section.

2.9     Litigation. There is no, and during the last five (5) years, there have not been any (a) Proceedings by or against the Company pending, or to the Knowledge of the Company, threatened against the Company, other than disputes undertaken in the Ordinary Course; (b) outstanding injunction, judgment, Order, decree or ruling of any Governmental Entity requiring the Company to take any action of any kind or (c) Proceedings to which the Company is a named party that have been settled, dismissed or resolved.

2.10     Compliance with Laws.

(a)     The Company has not, during the last five (5) years, received any written notice of any material non-compliance from any Governmental Entity or any other Person, and the Company is, and has been during the past five (5) years, in compliance in all material respects with all applicable Laws in connection with the conduct or operation of its business. No material Proceeding is pending, nor during the last five (5) years has been filed or commenced, or to the Knowledge of the Company, threatened, against the Company alleging any failure to comply with any applicable Law or Permit.

(b)     The Company has obtained and is, and during the past two (2) years has been, in compliance in all material respects with all material Permits that are required to conduct the business or to own, use, occupy and operate its assets and properties. All such Permits are valid and in full force and effect and, to the Knowledge of the Company, no suspension, revocation, cancellation or modification of any such Permit is currently threatened with respect to any such Permit.

(c)     All statutory, municipal and other licenses, consents, authorizations, orders, warrants, confirmations, permissions, certificates, approvals and authorities (“Company Licenses”) necessary for the carrying on of the businesses and operations of each of the Company or any Company Subsidiary have been obtained, are in full force and effect and all conditions applicable to any such Company License have been and are being complied with in all material respects. To the Knowledge of the Company, there is no investigation, enquiry or proceeding outstanding which is likely to result in the suspension, cancellation, modification or revocation of any of Company Licenses. To the Knowledge of the Company, none of the Company Licenses is likely to be suspended, cancelled, refused, modified or revoked (whether as a result of entering into this Agreement, consummating the Offer or otherwise).

(d)     The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Environmental Laws. Neither the Company nor any of the Company Subsidiaries has received any written communication from any person that alleges that the Company or any of the Company Subsidiaries is not in compliance with any Environmental Law during the last five (5) years. The Company and each of the Company Subsidiaries have obtained and possess, and are in compliance in all material respects with, all Permits required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect.

(e)     To the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law.

(f)     Neither the Company nor any Company Subsidiary, nor to the Knowledge of the Company, any of their respective directors, executives, representatives, agents or employees has within the past five (5) years, (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or any applicable Law of similar effect, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties, or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(g)     The Company (including any of its officers, directors, agents, employees or Affiliates) has not within the past five (5) years, directly or indirectly, taken any action that would cause it to be in violation of any anti-corruption, anti-bribery or anti-money laundering Law applicable to the business (collectively, the “Anti-Bribery Laws”) or, in violation of such Anti-Bribery Laws, (i) used any corporate or other funds, directly or indirectly, for any bribes, incentives, rebates, kickbacks or other similar payments or transfers of value in connection with obtaining or retaining business or to secure a business advantage; (ii) made any unlawful contributions, gifts, entertainment or other unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations.

(h)     The Company has an operational and effective anti-corruption compliance program that includes policies, procedures, and training intended to enhance awareness of and compliance with Anti-Bribery Laws.

(i)     The Company is not being, and has not been within the past five (5) years, investigated by any Governmental Entity with respect to, or been given notice by a Governmental Entity of, any potential violation any Anti-Bribery Laws.

(j)     Neither the Company nor, to the Knowledge of the Company, any director, officer, employee, agent, or Affiliate of the Company is a Person that is, or is owned or controlled by Persons that are: (i) the target of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions, including Crimea, the Donetsk People’s Republic, the Lubansk People’s Republic, Cuba, Iran, North Korea, Sudan and Syria.

(k)     Neither the Company nor any director, officer, employee, agent, or Affiliate of the Company, has, in the last five (5) years, violated or operated in noncompliance, directly or indirectly, in any material respect, with any United States and other applicable Sanctions, export controls, including applicable regulations of the U.S. Department of Commerce, the U.S. Department of Treasury, and the U.S. Department of State (collectively, “Export Controls”), customs Laws anti-boycott Laws, anti-terrorism Laws, embargo Laws, related measures or other applicable domestic or foreign Laws, including the regulations enacted by OFAC, which prohibit transactions involving parties located in countries subject to comprehensive economic sanctions by OFAC or parties identified on OFAC’s Specially Designated Nationals and Blocked Persons List, the U.S. Department of Commerce and the U.S. Department of State.

(l)     The Company has obtained all U.S. and other applicable government approvals, permits or licenses required under applicable Sanctions and Export Controls to fulfil any pending commitments or obligations of the Company.

(m)     There has not been any action, suit, inquiry, investigation (including any internal investigation), disclosure, or any other proceeding, including those pending or threatened, involving the Company, or any director, officer, employee, agent, or Affiliate of the Company, or other Persons associated with or acting on their behalf related to any of the foregoing representations in this Section 2,10, and there are no facts or circumstances that would reasonably be expected to form the basis for any such investigations, claims or proceedings.

2.11     Insolvency.

(a)     No order has been made, petition presented, resolution passed or meeting convened for the winding up of the Company or any Company Subsidiary, nor, to the Knowledge of the Company, are there any grounds on which any Person would be entitled to have the Company or any Company Subsidiary wound-up, nor, to the Knowledge of the Company, has any person threatened to present such a petition or convened or threatened to convene a meeting of the Company or any Company Subsidiary to consider a resolution to wind up any such entity.

(b)     No petition has been presented or other proceedings have been commenced for an administration or judicial management order to be made in relation to the Company or any Company Subsidiary, nor has any such order been made. To the Knowledge of the Company, there are no grounds on which any person would be entitled to have the Company or any Company Subsidiary placed in administration or judicial management, nor, to the Knowledge of the Company, has any person threatened to present such a petition.

(c)     No receiver (including an administrative receiver), liquidator, judicial manager, trustee, administrator, custodian or similar official has been appointed, nor any resolution passed by the Company or any Company Subsidiary for such appointment, in any jurisdiction in respect of the whole or any part of the business or assets of the Company or any Company Subsidiary.

2.12     Material Contracts.

(a)     Neither the Company nor any Company Subsidiary is, or has been, a party to any material contract or transaction with a third party which:

(i)     is of an unusual or abnormal nature or outside the Ordinary Course; or

(ii)     is not wholly on an arm’s length basis.

(b)     Except in the Ordinary Course, neither the Company nor any Company Subsidiary:

(i)     is, or has agreed to become a party to any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement or any agreement or arrangement which restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit;

(ii)     is, or has agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association; or

(iii)     is, or has agreed to become, a party to any agreement or arrangement for participating with others in any business, sharing commissions or other income.

(c)     Except as set forth in Section 2.12(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any Contract under which it is liable for any indebtedness for borrowed money in excess of $1,000,000 (individually or when aggregated with any other Contracts with the same lender) and true, accurate and complete copies of all such Contracts have been made available to the Parent prior to the date of this Agreement.

(d)     Each material Contract, lease, tenancy, licence, concession and agreement (including Contracts of the type referenced in Section 2.12(c)) to which any of the Company or any of the Company Subsidiaries is a party:

(i)     constitutes a valid, binding and enforceable obligation of the Company or such Company Subsidiary, as applicable;

(ii)     has been complied with in all material respects by the Company or such Company Subsidiary, as applicable;

(iii)     has not been the subject of any event that has occurred or been alleged that is or, with the passage of time and/or the giving of any notice, certificate, declaration or demand, is reasonably likely to become an event of default under any of the terms and conditions thereof; and

(iv)     is not the subject of any circumstances likely to give rise to any material breach of such contract, lease, tenancy, licence, concession or agreement and no notice of termination or of intention to terminate has been received in respect thereof;

in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.13     Taxation Matters.

(a)     All material Tax Returns which are or have been required to be made by the Company or any Company Subsidiary (i) have been made on a timely basis, taking into account permitted extensions of time; (ii) are complete and accurate in all material respects; and (iii) none of such Tax Returns are the subject of any dispute with any Governmental Entity.

(b)     All material Taxes assessed or imposed by any Governmental Entity which have been assessed upon the Company or any Company Subsidiary which are due and payable on or before the Expiration Time have been paid and were paid on or before the relevant due date for payment or will be paid before the relevant due date for payment. There are no Liens (other than Permitted Encumbrances) relating to a material amount of Taxes on any of the assets of the Company or the Company Subsidiaries.

(c)     All tax incentives and preferential tax treatment in respect of a material amount of Taxes enjoyed by the Company and the Company Subsidiaries as of the date of this Agreement will not, to the Knowledge of the Company, be affected, varied, withdrawn or revoked as a result of the implementation of the Offer or the exercise of any right to compulsorily acquire all the Company Shares held by Company Shareholders who have not accepted the Offer pursuant to Section 215(1) of the Companies Act. To the Knowledge of the Company, the Company and each Company Subsidiary has complied with all the conditions subject to which tax incentives have been granted to such Company or Company Subsidiary.

(d)     To the Knowledge of the Company, no relief (whether by way of deduction, reduction, set-off, exemption, postponement, roll-over, repayment or allowance or otherwise) from, against or in respect of a material amount of Taxes has been claimed and/or given to the Company or any Company Subsidiary which could be effectively withdrawn, postponed, restricted, clawed back or otherwise lost as a result of any act or omission by such Company or Company Subsidiary.

(e)     No single Claim for Taxes exceeding $1,000,000 has been made and is unresolved:

(i)     in respect of or arising from any transaction effected or deemed to have been effected on or before the Expiration Time; or

(ii)     by reference to any income, profits or gains earned, accrued or received on or before the Expiration Time;

except (A) to the extent that Taxes were paid, provided for or accrued in respect thereof in the the unaudited consolidated financial statements of the Company Group ending June 30, 2022 or to the extent that Taxes were paid, provided for or accrued in respect thereof in any of the audited accounts or unaudited accounts or management accounts of a member of the Company Group or the Company Group on a consolidated basis up to the Expiration Time; and (B) to the extent that such Claim arises as a result only of any provision or reserve in respect thereof being insufficient by reason of any increase in rates of Taxes made after the date hereof with retrospective effect. “Claim” means any notice, demand, assessment, letter or other document issued or action taken by any Governmental Entity whereby a member of the Company Group is placed under a liability to make a payment of any Taxes or deprived of any relief, allowance, credit or repayment otherwise available for the purposes of Taxes.

(f)     There is no investigation by any Governmental Entity in process or, to the Knowledge of the Company, pending with respect to any material Tax Return of any member of the Company Group, other than queries raised by a Governmental Entity in its usual review of such Tax Returns by a member of the Company Group.

2.14     Company Vessels and Real Properties.

(a)     Each vessel owned by the Company or a Company Subsidiary (together, the “Company Vessels”) are the property of the Company or a Company Subsidiary (save for those disposed of or realized in the Ordinary Course).

(b)     Each Company Vessel is free from charters with a duration of one year or greater, all Encumbrances, Liens (other than Permitted Encumbrances) and mortgages, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(c)     There has been no Total Loss of any Company Vessel. For these purposes “Total Loss” in relation to a vessel means the actual, constructive, arranged or agreed or compromised total loss, the requisition of title or compulsory acquisition, nationalisation or expropriation by or on behalf of any government or authority or capture, seizure or arrest, detention, hijacking, theft of confiscation of any Company Vessel.

(d)     All real property owned by the Company or a Company Subsidiary is the property of the Company or a Company Subsidiary (save for those disposed of or realized in the Ordinary Course).

(e)     Any of the real properties which is held under lease by the Company or a Company Subsidiary, is held under a valid, subsisting and enforceable lease/tenancy agreement with such exceptions as do not materially interfere with the use or proposed use of such property and buildings.

2.15     Employment.

(a)     Each of the Company and the relevant Company Subsidiaries, since September 1, 2020 has in relation to each of its employees (and so far as relevant to each of its former employees) complied in all material respects with:

(i)     all obligations imposed on it by all statutes, regulations and codes of conduct and practice relevant to the relations between it and its employees or any trade union, including, making deductions and payments in respect of contributions (including employer’s contributions) to any relevant competent authority;

(ii)     all collective agreements and customs and practices for the time being dealing with such relations or the conditions of service of its employees; and

(iii)     all relevant orders and awards made under any relevant statute, regulation or code of conduct and practice affecting the conditions of service of its employees.

(b)     Since the date of the Company’s latest financial statements, there has been no strike, work to rule, work stoppage, work interference activity or industrial action (official or unofficial) by any employee of any Company Subsidiary, threatened or ongoing.

(c)     Set forth in Section 2.15(c) of the Company Disclosure Letter is a list of all Benefit Plans.

(d)     Except for the Company Equity Plan, there are no terms of employment, consultancy, appointment or contract for any employees of any of the Company or any Company Subsidiary which provide that a change in control of any such company (howsoever defined therein) shall entitle any employee to treat the change in control as amounting to a breach of the contract or entitling the employee to any payment or benefit or enhanced notice period whatsoever or entitling the employee to treat himself or herself as redundant or dismissed or released from any obligation.

2.16     Intellectual Property Rights.

(a)     Set forth in Section 2.16(a) of the Company Disclosure Letter is a list of all Intellectual Property Rights owned by the Company or the Company Subsidiaries. For the purpose of this paragraph, “Intellectual Property Rights” means any trademark, pending trademark application, patent, pending patent application, know-how, registered and unregistered design, copyright, trade secret, license relating to any of the above or other similar industrial or commercial right.

(b)     To the Knowledge of the Company, none of the activities of the Company or the Company Subsidiaries infringes any patent or other intellectual property of any kind whatsoever of any other person.

(c)     Except with respect to the licenses of commercial off-the-shelf, non-customized software available on reasonable terms, to the Knowledge of the Company, the Company has no obligation to pay any sum in the nature of a royalty.

2.17     Insurance.

(a)     Set forth in Section 2.17(a) of the Company Disclosure Letter is a complete list of all insurance policies currently maintained by the Company and which cover properties, assets, businesses and operations of the Company. The Company has been covered during the past two (2) years by insurance in scope and amount in accordance with normal industry practice for the businesses in which the Company has engaged during such period. All such insurance policies are in full force and effect. All premiums due on them have been paid. The Company is not in breach in any material respect of the terms of any such policies.

(b)     The Company has not received any notice of cancellation or non-renewal of any such policies (other than a notice in connection with ordinary renewals), there is no claim pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies except for such claims as have not had, or would not reasonably be expected to be, individually or in the aggregate, material to the Company, and none of such policies or arrangements (other than coverage by the UK P&I Club or the UK War Risk Club) provides for any retrospective premium adjustment, experienced-based liability or loss sharing arrangement affecting the Company.

2.18     Related Party Agreements. Except as set forth in the Company SEC Documents, since January 1, 2019, there have been no agreements, arrangements, Contracts or understandings between the Company or any Company Subsidiary, on the one hand, and any other Person, on the other hand (other than those exclusively among the Company and the Company Subsidiaries or ordinary course of business employment agreements and similar employee arrangements otherwise set forth on the Company Disclosure Letter), that would be required to be disclosed under Item 7.B. of Form 20-F of the SEC.

2.19     Regulation S Representations. The Company (a) is a “reporting foreign issuer” within the meaning of Rules 902(e) and (i) of Regulation S under the Securities Act (“Regulation S”), and (b) with respect to the Company Shares relating to the FSA Payment Issuance, has not engaged in any “directed selling efforts” within the meaning of Rule 902(c) of Regulation S.

2.20     Broker. No broker, investment banker, financial advisor or other Person (other than Jefferies LLC and Provenance Capital Pte. Ltd.), is entitled to receive any brokerage, finders’, financial advisory or other similar fee or commission in connection with this Agreement, the Offer or the other transactions contemplated by this Agreement, based upon arrangements, agreements or Contracts made by or on behalf of Company or any Company Subsidiary. A true, complete and correct copy of any Contracts with Jefferies LLC and Provenance Capital Pte. Ltd. related to the Offer and other transactions contemplated hereby has been made available to Parent and Purchaser prior to the date hereof.

2.21     No Other Representations or Warranties.

(a)     Except for the representations and warranties contained in this Article 2, neither the Company nor any Representative or other Person on behalf of either makes any express or implied representation or warranty with respect to them or with respect to any other information provided to Parent and Purchaser in connection with the transactions contemplated hereby.

(b)     The Company (on behalf of itself, its Affiliates and each of their respective Representatives) acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 3, (i) neither Parent, Purchaser, their respective Subsidiaries nor any of their respective Affiliates or Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Offer, the other matters contemplated by this Agreement and the entry into this Agreement by the parties hereto, and none of the Company, its Affiliates and its Representatives are relying on or has relied on any representation or warranty of Parent, Purchaser or any of their Subsidiaries except for those expressly set forth in Article 3, (ii) no Person has been authorized by Parent, Purchaser or any of their Subsidiaries to make any representation or warranty relating to Parent, Purchaser or any of their Subsidiaries or their businesses or otherwise in connection with the Offer, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided, addressed or otherwise made available to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties of Parent, Purchaser or any of their Subsidiaries (and no such representation or warranty has been made or relied on with respect thereto) unless and only to the extent any such materials or information is the subject of any express representation or warranty set forth in Article 3.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby represent and warrant to the Company as follows:

3.1     Organization. Each of Parent and Purchaser is a corporation or other entity, duly organized and validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization.

3.2     Authority. Each of Parent and Purchaser has all requisite corporate power and authority necessary to execute and deliver this Agreement, to perform (subject to the conditions contained herein) their respective obligations hereunder and to consummate the transactions contemplated hereby, including the Offer, subject to, in the case of the consummation of the Offer, the need to obtain the affirmative vote or consent in respect of resolutions to approve the Investment Policy Amendment, of a simple majority of 50% plus one vote of every shareholder present and voting in person or by proxy at the Parent Shareholder Meeting (the “Requisite Parent Shareholder Vote”), to approve the Investment Policy Amendment. Each of the Parent Board and the board of directors of Purchaser, has, by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby, including the Offer, are advisable for, fair to and in the best interests of Parent, Purchaser and their respective shareholders, (b) approved and declared advisable the execution and delivery by Parent and Purchaser of this Agreement, the performance by Parent and Purchaser of their covenants and agreements contained herein and the consummation of the Offer and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein, and (c) resolved to recommend that Parent Shareholders vote in favor of approval of the Investment Policy Amendment. No other corporate proceedings on the part of Parent or Purchaser, including any vote or other approval of the shareholders of Parent or Purchaser or the holders of any other securities of Parent or Purchaser (equity or otherwise), are necessary to adopt this Agreement or consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, except as may be limited by the Enforceability Exceptions.

3.3     Financing.

(a)     Purchaser has, and will have, and Evercore Partners LLC, in its capacity as financial adviser to Purchaser, has confirmed that the Purchaser has, and will have, at the time of the Rule 3.5 Announcement, throughout the Offer (including through the Settlement Time and during the Subsequent Offering Period), sufficient financial resources or committed financing facilities to undertake and complete the Offer, to satisfy full acceptance of the Offer, to pay the aggregate Offer Price (assuming full acceptance of the Offer), the Aggregate FSA Payment and any other amounts required to be paid by Purchaser at the Settlement Time or during the Subsequent Offering Period in connection with the consummation of the transactions contemplated hereby, including any fees and expenses of or payable by Purchaser at the Settlement Time in connection with the transactions contemplated hereby.

(b)     Each of Parent and Purchaser acknowledges and agrees that it is not a condition to the Offer or to any of the other obligations under this Agreement that Parent or Purchaser obtain financing for or relating to the transactions contemplated hereby.

3.4     Regulation S Representations. Each of Parent and Purchaser acknowledges that the issuance and sale to Purchaser of the Company Shares pursuant to the FSA Payment Issuance is intended to be exempt from registration under the Securities Act by virtue of Regulation S. Each of Parent and Purchaser: (a) is not a “U.S. person” within the meaning of Rule 902(k) of Regulation and (b) in accordance with the 40-day distribution compliance period contemplated by Rule 903(b)(2)(ii) of Regulation S, will not offer or sell the Company Shares relating to the FSA Payment Issuance to a U.S. person or for the account or benefit of a U.S. person.

3.5     No Other Representations or Warranties.

(a)     Except for the representations and warranties contained in this Article 3, none of Parent, Purchaser or any of their Representatives or Affiliates or any other Person on behalf of such Persons makes any express or implied representation or warranty with respect to them or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.

(b)     Each of Parent and Purchaser (on behalf of itself, its Affiliates and each of their respective Representatives) acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 2, (i) neither the Company, its Subsidiaries nor any of their respective Affiliates or Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Offer, the other matters contemplated by this Agreement and the entry into this Agreement by the parties hereto, and none of Parent, its Affiliates and its Representatives are relying on or has relied on any representation or warranty of the Company or any of its Subsidiaries except for those expressly set forth in Article 2, (ii) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company or any of its Subsidiaries or their businesses or otherwise in connection with the Offer, and if made, such representation or warranty must not be relied upon by Parent as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided, addressed or otherwise made available to Parent or any of its Representatives are not and shall not be deemed to be or include representations or warranties of the Company or any of its Subsidiaries (and no such representation or warranty has been made or relied on with respect thereto) unless and only to the extent any such materials or information is the subject of any express representation or warranty set forth in Article 2 of this Agreement.

ARTICLE 4

COVENANTS

4.1     Access to Information; Confidentiality.

(a)     From the date of this Agreement to the earlier of the Acceptance Time and the termination of this Agreement in accordance with Article 5, the Company shall, and shall cause the Company Subsidiaries to (i) provide to Parent and its Representatives reasonable access, during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company Group, and upon reasonable prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company Group and to the books and records thereof, as Parent or Parent’s Representatives may reasonably request for any reasonable business purpose related to the consummation of the Offer at the Acceptance Time, including for purposes of planning for the period after the Acceptance Time, and (ii) use commercially reasonable efforts to furnish to Parent and its Representatives, during normal business hours upon prior reasonable notice such information concerning the business, properties, personnel, books and records of the Company Group, as Parent or Parent’s Representatives may reasonably request for any reasonable business purpose related to the consummation of the Offer at the Acceptance Time, including for purposes of planning for the period after the Acceptance Time; provided, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes, in its reasonable good faith judgment, that doing so would (A) result in the loss of attorney-client, work product or other privilege, (B) result in the disclosure of any trade secrets of Third Parties, (C) violate any applicable Law, or (D) breach, violate or contravene any contract or agreement to which the Company or any of its Subsidiaries is a party or obligations of the Company or any of its Subsidiaries with respect to confidentiality to any Third Parties; provided, that the Company shall use its reasonable best efforts to cause such information (or portions of such information) to be provided in a manner that would not violate the foregoing. Any access to the properties of the Company or any of its Subsidiaries or investigations conducted by Parent pursuant to this Section 4.1 (1) shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or any Company Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any Company Subsidiaries, (2) shall be subject to the Company’s reasonable security measures and insurance requirements, and (3) shall not include the right to perform invasive testing without the Company’s prior written consent, in its sole discretion. Nothing in this Section 4.1 shall be construed to require the Company, any of its Subsidiaries or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals or opinions.

(b)     Parent hereby agrees that all information provided to it or any of their Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Evaluation Material,” as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of August 24, 2022, between the Company and Parent (the “Confidentiality Agreement”).

4.2     No Solicitation by the Company.

(a)     Subject to the other provisions of this Section 4.2, from and after the date hereof until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with Article 5, the Company shall not, shall cause the Company Subsidiaries not to, and shall direct its and the Company Subsidiaries’ Representatives (acting on behalf of the Company or the Company Subsidiaries, as applicable) not to, (i) initiate, solicit, or knowingly facilitate any inquiries, proposals or offers with respect to or that would reasonably be expected to lead to a Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto, (ii) approve, or recommend, or publicly propose to approve, or recommend, any Company Acquisition Proposal, (iii) effectuate a Company Change of Board Recommendation, (iv) enter into any implementation agreement, merger agreement, acquisition agreement, letter of intent or other similar agreement providing for any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 4.2(b)), or (v) resolve or agree to do any of the foregoing. Notwithstanding anything to the contrary contained in this Section 4.2(a), the Company and the Company’s Representatives may (1) participate in discussions with any Person that has made after the date of this Agreement a written bona fide, unsolicited Company Acquisition Proposal solely in order to seek to clarify and understand the terms and conditions thereof in order to determine whether such inquiry, proposal or offer constitutes or would reasonably be expected to lead to a Superior Company Proposal or otherwise as may be required in accordance with the Singapore Code and (2) inform a Third Party that has made a Company Acquisition Proposal of the provisions of this Section 4.2.

(b)     Notwithstanding anything to the contrary contained in Section 4.2(a), if, at any time following the date hereof and prior to the Acceptance Time, (i) the Company receives a written Company Acquisition Proposal from a Third Party, which Company Acquisition Proposal was made or renewed on or after the date of this Agreement and does not result from a breach in any material respect of the obligations set forth in Section 4.2(a), and (ii) the Company Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Company Proposal and, after consultation with outside counsel, the failure to take the following actions would be inconsistent with the directors’ duties under applicable Law, then the Company may, subject to Section 4.2(c), (A) enter into an Acceptable Confidentiality Agreement with and furnish information with respect to the Company Group (including non-public information) to the Third Party making such Company Acquisition Proposal or its Representatives; and (B) engage or participate in discussions or negotiations with such Third Party making such Company Acquisition Proposal and its Representatives regarding such Company Acquisition Proposal; provided, that the Company will not, and will cause the Company Subsidiaries and the Company’s Representatives not to, disclose any material non-public information to such Third Party or its Representatives and potential sources of financing without first entering into an Acceptable Confidentiality Agreement with such Third Party.

(c)     The Company shall promptly (and in any event within forty-eight (48) hours after receipt by the Company) notify Parent if the Company receives any Company Acquisition Proposal. Such notice shall include the identity of the Third Party making any such Company Acquisition Proposal and a copy of any such Company Acquisition Proposal. Without limiting the foregoing, the Company shall promptly (and in any event not more than forty-eight (48) hours after such determination) advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal pursuant to Section 4.2(b). Thereafter, the Company shall keep Parent informed on a reasonably prompt basis of the status and material details (including any amendments within forty-eight (48) hours thereof) of any such Company Acquisition Proposal (including promptly providing copies of all written documentation (other than any documentation that is merely administrative in nature) relating to such Company Acquisition Proposal).

(d)     Notwithstanding anything to the contrary contained in Section 4.2(a), if the Company has received a bona fide written Company Acquisition Proposal that (i) has not been withdrawn, (ii) did not result from a breach in any material respect of the obligations set forth in this Section 4.2, and (iii) the Company Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, constitutes a Superior Company Proposal, the Company Board may at any time prior to the Acceptance Time, (A) effect a Company Change of Board Recommendation with respect to such Superior Company Proposal or (B) terminate this Agreement to enter into a definitive agreement with respect to such Superior Company Proposal, in either case, subject to the requirements of Section 4.2(e).

(e)     The Company shall not be entitled to effect a Company Change of Board Recommendation pursuant to Section 4.2(d) or terminate this Agreement pursuant to Section 4.2(d) and Section 5.1(e) unless (x) the Company shall have provided to Parent at least five (5) Business Days prior written notice (the “Company Notice Period”) of the Company’s intention to take such action, which notice shall specify the material terms and conditions of such Superior Company Proposal, and (y):

(i)     during the Company Notice Period, if requested by Parent, the Company shall have engaged in good faith negotiations with Parent regarding any adjustment or amendment to this Agreement or any other agreement proposed in writing by Parent; and

(ii)     the Company Board shall have considered in good faith any proposed adjustments or amendments to this Agreement (including a change to the price terms hereof) and any other agreements that may be proposed in writing by Parent no later than 11:59 a.m., New York City time, on the last day of the Company Notice Period and shall have determined in good faith, after consultation with outside counsel, that the failure to make a Company Change of Board Recommendation pursuant to Section 4.2(d) or terminate this Agreement pursuant to Section 4.2(d) and Section 5.1(e), as applicable, would violate the directors’ fiduciary duties under applicable Law. Any material revisions to such Superior Company Proposal offered in writing by the party making any such Superior Company Proposal shall constitute a new Company Acquisition Proposal and the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 4.2(e) with respect to such new written notice, except that the Company Notice Period shall be three (3) Business Days (rather than five (5) Business Days) with respect thereto.

(f)     Nothing contained in this Section 4.2 shall prohibit the Company or the Company Board from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to the Company Shareholders in connection with the making or amendment of a tender offer or exchange offer or Rule 24 of the Code), (ii) making any disclosure to the shareholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with the directors’ duties under applicable Law or violate applicable Law, (iii) issuing a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules

14d-9 and 14e-2(a) promulgated under the Exchange Act, in which the Company indicates that it has not changed the Company Board Recommendation as of the date of such statement, provided, that such statement shall not constitute a Company Change of Board Recommendation, or (iv) taking any action that is required on the part of the Company or the Company Board under the provisions of Rule 9.2 of the Code by the SIC; provided, that (A) prior to the provision of any business or trade secrets of the Company to another potential offeror, the Company has used (and shall use) reasonable efforts to seek an exemption from such requirement from the SIC and has given Parent a reasonable opportunity to make representations to the SIC in connection therewith, and (B) the proposed action did not result from a solicitation by the Company in violation of this Section 4.2.

4.3     Efforts.

(a)     Each of the Company, Parent and Purchaser shall use its respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Law or otherwise to consummate and make effective the Offer and the other transactions contemplated by this Agreement, as promptly as practicable (including, in the case of the Company, to seek any consents and/or waivers that may be required to avoid any acceleration or pre-payment of any borrowed sums or otherwise in connection with the consummation of the Offer or the other transactions contemplated hereby under Contracts relating to the Company Group’s outstanding indebtedness for borrowed money), (ii) take such actions (if any) as may be required to cause the expiration of the notice or suspension periods or to obtain approvals under Competition Laws and other applicable Laws with respect to such transactions as promptly as practicable after the execution of this Agreement, (iii) obtain (A) from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent, Purchaser or the Company, or any of their respective Subsidiaries, to consummate the Offer as promptly as practicable, and to avoid any action or proceeding by any Governmental Entity or any other Person, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Offer, and (B) from any Third Party any consents or notices that are required to be obtained or made by Parent, Purchaser or the Company, or any of their respective Subsidiaries, in connection with the transactions contemplated by this Agreement, (iv) cause the satisfaction of the Offer Conditions, (v) defend and seek to prevent the initiation of all actions, lawsuits or other legal, regulatory or other Proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable Order, (vi) seek to have lifted or rescinded any injunction or restraining order that may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable Order, (vii) prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, ruling requests, and other documents, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Offer required under any applicable Competition Law and other applicable Laws, (viii) to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Third Party or any Governmental Entity to consummate the Offer or the other transactions contemplated by this Agreement, and (ix) take all reasonable steps as may be necessary to obtain all such consents and approvals. Notwithstanding anything to the contrary in this Agreement, Parent, Purchaser or any of their respective Affiliates shall not be required to become subject to, or consent or agree to or otherwise take any action with respect to, any Order, requirement, condition, understanding or agreement of or with a Governmental Entity to sell, to license, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of Parent or any of its Affiliates or the Company or any of its Affiliates, if such consent, agreement or other action would, or would reasonably be expected to, (1) have a material adverse effect on the assets, financial condition, or results of operations of Parent and its Subsidiaries (including, for these purposes, the Company and the Company Subsidiaries) taken as a whole (after giving effect to the Acceptance Time) or (2) require Parent, its Subsidiaries or the Company or the Company Subsidiaries to take any steps or actions that may be materially impracticable or that would violate, or cause any of them not to comply with, their continuing regulatory obligations (including those of the UK Listing Rules of the FCA).

(b)     Each of Parent, Purchaser and the Company agrees that, between the date of this Agreement and the Acceptance Time, each of Parent, Purchaser and the Company shall not, directly or indirectly, (i) enter into or consummate any agreements or arrangements for an acquisition (via stock purchase, merger, consolidation, purchase of assets or otherwise) of any ownership interest in, or assets of, any Person, if such ownership interest or assets would reasonably be expected to result in any delay in obtaining, or the failure to obtain, any regulatory or other approvals required in connection with the transactions contemplated hereby (including the Offer), or (ii) take or agree to take any other action (including entering into agreements with respect to any equity investments, joint ventures, acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to result in any delay in obtaining, or which would reasonably be expected to result in the failure to obtain, any approvals of any Governmental Entity or any other Person required in connection with the transactions contemplated hereby (including the Offer), or which would otherwise reasonably be expected to prevent or delay the consummation of the Offer.

(c)     Each of Parent, Purchaser and the Company shall (i) cooperate and coordinate with the other in the making of, and shall make, any filings required pursuant to any Competition Law that have not heretofore been made by such Person as soon as practicable after the date of this Agreement but in no event later than five (5) Business Days following the date of this Agreement, (ii) supply the other with any information and documentary material that may be required in order to make such filings, and (iii) supply any additional information that reasonably may be required or requested by any Governmental Entity responsible for the enforcement of any Law. Further, and for the avoidance of doubt, without the written consent of the Company, Parent and Purchaser will not enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement.

(d)     Without limiting the generality of anything contained in this Section 4.3, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Entity with respect to the Offer or any of the other transactions contemplated by this Agreement, (ii) keep the other parties notified as to the status of any such request, inquiry, investigation, action or other Proceeding, (iii) subject to the approval of the relevant Governmental Entity (if required), promptly notify the other parties of any oral or written communication to or from any

Governmental Entity regarding the Offer or any of the other transactions contemplated by this Agreement and (iv) subject to the approval of the relevant Governmental Entity (if required), promptly provide to the other parties copies of any written communications received or provided by such party, or any of its Subsidiaries, from or to any Governmental Entity with respect to the Offer or any other transactions contemplated by this Agreement; provided, that (A) Parent and the Company may, as each reasonably and in good faith deems advisable and necessary, designate any competitively sensitive material provided to the other under this Section 4.3 as “Antitrust Counsel Only Material”; and (B) no party shall be required to notify or provide to the other parties any private correspondence with the SIC with respect to the Offer or any other transactions contemplated by this Agreement. Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent, Purchaser or the Company, as the case may be) or its legal counsel. Each party hereto will consult and cooperate with the other parties with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement or any transactions contemplated by this Agreement and will permit the other parties to review and discuss in advance and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with any such request, inquiry, investigation, action or other Proceeding other than the matters contemplated by Section 4.8, in connection with or related to the Offer or the other transactions contemplated hereby, each party hereto will consult with the other parties in advance and give the other parties or their authorized representatives the opportunity to be present at each meeting or teleconference relating to such request, inquiry, investigation, action or other Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Proceeding.

(e)     Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Acceptance Time. Prior to the Acceptance Time, the Company shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over the Company’s and the Company Subsidiaries’ respective business operations.

4.4     Public Announcements. So long as this Agreement is in effect, Parent, on the one hand, and the Company, on the other, shall not, and shall cause their respective Subsidiaries not to, issue any announcement, press release or make any public statement with respect to the Offer or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except that a party may, without the prior consent of the other party, issue such press release or make such public statement (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange, the Singapore Code, the JSE, the UK Listing Rules of the FCA, the Market Abuse Regulation and the rules of the FCA and the LSE or any regulatory or Governmental Entity to which the relevant party is subject (whether in connection with the Offer or otherwise), in which case, to the extent permitted by applicable Law and practicable under the circumstances, the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcement, (b) with respect to any press release or other public statement by the Company made in accordance with Section 4.2 (including to announce a Company Change of Board Recommendation in accordance with Section 4.2) that is required to be announced to the public in accordance with applicable securities Laws, (c) statements consistent in all material respects with any release, disclosure or other public statement previously made in accordance with this Section 4.4, and (d) public statement regarding the transactions contemplated hereby in response to specific questions from the press, analysts, investors or those attending industry conferences, and make internal announcements to employees, in each case, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 4.4; provided, that such public statements do not reveal material non-public information regarding this Agreement or the transactions contemplated hereby; provided, further, that a party hereto may, without the prior consent of any other party hereto, make a public statement in any case in which such disclosure is made in connection with a dispute between the parties hereto regarding this Agreement or the transactions contemplated hereby.

4.5     Employee Benefit Matters.

(a)     From and after the Acceptance Time, the Company shall, and Parent shall cause the Company to, save as may be required by applicable Law, for a period of one (1) year following the Acceptance Time, honor all Benefit Plans which have been disclosed in the Company Disclosure Letter in accordance with their terms as in effect immediately prior to the Acceptance Time or as such terms may be amended after the Acceptance Time. With respect to all Company Employees who are represented by a union, as of the Acceptance Time, the Company shall save as may be required by applicable Law honor the obligations and terms of the Company Collective Bargaining Agreements which have been disclosed in the Company Disclosure Letter, and continue to employ all such Company Employees on the terms therein. Notwithstanding the generality of the foregoing, with respect to all Company Employees other than those whose employment is governed by the terms of a Company Collective Bargaining Agreement (whose terms and conditions of employment shall continue to be governed by the applicable Company Collective Bargaining Agreement following the Acceptance Time) for a period of one (1) year following the Acceptance Time, except as otherwise required by applicable Law, the Company shall, and Parent shall cause the Company to, provide, to each Person by the Company or the Company Subsidiaries immediately prior to the Acceptance Time who continues in the employ of Parent, the Company or any of their Subsidiaries on or after the Acceptance Time (each, a “Company Employee”) (i) a base salary or wage rate and cash incentive compensation opportunities (excluding transaction-based or other one-time payments and excluding the additional one-time bonus allowances awarded for 2022 described in Section 4.5(a) of the Company Disclosure Letter) that are no less favorable in the aggregate than the base salary or wage rate and cash incentive compensation opportunities that were provided to the Company Employee immediately before the Acceptance Time and provided to Parent prior to the date of this Agreement, (ii) retirement and health and welfare benefits (excluding severance, post-employment welfare and defined benefit pension benefits or transaction-based or other one-time payments), that are substantially comparable in the aggregate to those provided to the Company Employee immediately before the Acceptance Time and disclosed in the Company Disclosure Letter and (iii) severance and related benefits under the severance plan of the Company Group in existence as at the date hereof and disclosed in the Company Disclosure Letter, or a substantially similar plan.

(b)     For purposes of vesting, eligibility to participate and for calculating severance and vacation entitlements under the employee benefit plans of Parent and its Subsidiaries (each, a “New Plan”), each Company Employee shall be credited with his or her years of service with the Company Group and their respective predecessors before the Acceptance Time, to the same extent as such Company Employee was entitled before the Acceptance Time, to credit for such service under any similar Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Acceptance Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, and again provided that this shall not result in a duplication of benefits, (A) each Company Employee shall be eligible to participate in any and all New Plans to the extent that coverage under such New Plans is comparable to a Benefit Plan in which such Company Employee participated immediately prior to the Acceptance Time (such plans, collectively, the “Old Plans”) and Parent shall use its commercially reasonable efforts to cause all eligibility waiting periods to be waived (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall use its commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and each of Parent and the Company shall use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)     Nothing in this Agreement shall (i) confer upon any Company Employee or other Person any right to continue in the employ or service of the Company, Parent, Parent’s Subsidiaries or any of their respective Affiliates, (ii) confer upon any union, Company Employee, or other Person subject to the terms of the Company Collective Bargaining Agreements any rights beyond those contained in the Company Collective Bargaining Agreements, or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Subsidiaries (or any beneficiaries or dependents thereof)). Nothing contained in this Section 4.5: (i) shall limit the ability of the Company or any of its Affiliates (including, following the Acceptance Time, Parent and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, or (iii) shall be deemed or construed to amend, establish, or modify any Company Collective Bargaining Agreement.

(d)     The Company shall pay, and after the Acceptance Time, the Company shall, and Parent shall cause the Company to, pay, to each holder of a Company Bonus Award in respect of calendar year 2022 which has been provided to Parent prior to the date of this Agreement the amount of the annual cash bonus earned (if any) by such holder in respect of such Company Bonus Award based on results of the Company and its Subsidiaries as if they remained standalone entities through December 31, 2022 and based on actual individual performance in accordance with the terms and conditions of the Company Bonus Award of such holder as of the Acceptance Time, with such payment to be made as promptly as practicable after December 31, 2022, subject to such holder’s continued employment with the Company (or Parent or its Subsidiaries) through December 31, 2022 and the terms of the Company Bonus Award; provided, that if any such holder’s employment terminates prior to December 31, 2022 due to termination by the Company, the Company Subsidiaries, Parent, or the Subsidiaries of Parent without Cause, then the Company shall, and, after the Acceptance Time, the Company shall, and Parent shall cause the Company to, pay to the holder of such Company Bonus Award, (a) the annual cash bonus earned (if any) by such holder in respect of such Company Bonus Award based on results of the Company and its Subsidiaries as if they remained a standalone entities through December 31, 2022 and based on actual individual performance in accordance with the terms and conditions of the Company Bonus Award of such holder as of the Acceptance Time, multiplied by (b) a fraction, the numerator of which shall be the number of days elapsed in calendar year 2022 through the date of termination and the denominator of which shall be 365, with such payment to be made as promptly as practicable after December 31, 2022.

(e)     Except (i) to the extent required by any applicable Law or Governmental Entity or (ii) as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement until the earlier of the Acceptance Time and date this Agreement is terminated in accordance with Article 5, the Company shall not make any amendments to any Employment Contract.

4.6     Indemnification of Directors and Officers.

(a)     For six (6) years from and after the Acceptance Time, the Company shall, and Parent shall cause the Company to, assume, honor and fulfill in all respects the obligations of the Company and its Subsidiaries to indemnify, hold harmless and advance the costs, fees and expenses of all past and present directors and officers of the Company or each Company Subsidiary (collectively, the “Covered Persons”) under and to the same extent such Persons are indemnified as of the date of this Agreement by the Company or such Company Subsidiary pursuant to (i) indemnification, expense advancement and exculpation provisions in the Company Charter, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary, and (ii) any indemnification agreements, if any, in existence on the date of this Agreement with any Covered Person and made available to Parent (collectively, the “Existing Indemnification Agreements”), in each case, to the fullest extent permitted by applicable Law, arising out of acts or omissions in their capacity as directors or officers of the Company or such Company Subsidiary occurring at or prior to the Acceptance Time. The Company shall, and Parent shall cause the Company to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to, this Section 4.6; provided, that the applicable Covered Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Covered Person is not entitled to indemnification under this Section 4.6 or otherwise. Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Acceptance Time) is made against such persons with respect to matters subject to indemnification, expense advancement or exculpation hereunder on or prior to the sixth (6th) anniversary of the Acceptance Time, the provisions of this Section 4.6 shall continue in effect until the final disposition of such Proceeding or investigation.

(b)     For not less than six (6) years from and after the Acceptance Time, the Company Charter and the equivalent governing documents of the Company Subsidiaries shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Acceptance Time than are currently set forth in the Company Charter and the equivalent governing documents of the Company Subsidiaries, as applicable. Following the Acceptance Time, the Existing Indemnification Agreements shall be assumed by the Company (or Parent acting on the Company’s behalf), without any further action, and shall continue in full force and effect in accordance with their terms.

(c)     For not less than six (6) years from and after the Acceptance Time, the Company shall, and Parent and Purchaser shall cause the Company to maintain for the benefit of the directors and officers of the Company Group, as of the date of this Agreement and as of the Acceptance Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Acceptance Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage not less favorable in the aggregate than the existing policies of the Company Group, or, if substantially equivalent coverage is unavailable, the best available coverage; provided, that Parent and the Company shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement (the “Maximum Amount”), but in such case shall purchase as favorable coverage as is available for such amount. Prior to the Acceptance Time, the Company may procure prepaid policies that provide the directors and officers of the Company Group with coverage for an aggregate period of at least six (6) years with respect to claims arising from facts or events that occurred on or before the Acceptance Time, including in connection with the adoption and approval of this Agreement and the transactions contemplated by this Agreement. In the event that such prepaid policies have been obtained by the Company prior to the Acceptance Time, the obligations under the first sentence of this Section 4.6(c) shall be deemed to have been satisfied; provided, that the Company and Parent shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)     In the event that the Company (i) amalgamates, consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 4.6.

(e)     The obligations under this Section 4.6 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter or any certificate of incorporation or bylaws, or equivalent organizational documents, or by any contract. The obligations of Parent and the Company under this Section 4.6 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns); it being expressly agreed that the Covered Persons (including successors and assigns) shall be third party beneficiaries of this Section 4.6. In the event of any breach by the Company or Parent of this Section 4.6, Parent shall pay all reasonable and out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 4.6 as such fees are incurred upon the written request of such Covered Person.

4.7     Stock Exchange Delisting and Deregistration. Prior to the Acceptance Time, to the extent reasonably requested by Parent, the Company shall use reasonable best efforts to cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the Financial Surveillance Department of the South African Reserve Bank, NASDAQ and the JSE to enable the delisting of the Company and of the Company Shares from NASDAQ and the JSE as promptly as practicable after the Acceptance Time and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after such delisting. Parent acknowledges and agrees that it is not a condition to the Offer or to any of the other obligations under this Agreement that any such delisting or deregistration occur or be reasonably likely to occur prior to or after the Acceptance Time.

4.8     14d-10 Matters. Prior to the Acceptance Time and to the extent permitted by applicable Law, the compensation committee of the Company Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

4.9     Special Dividend.

(a)     The Company shall (i) declare and pay the Special Dividend to holders of record of outstanding Company Shares as of the Dividend Record Date (as defined below) and (ii) remit to the applicable transfer agents the funds for payment of the Special Dividend on or prior to the scheduled Expiration Time of the Offer at which all of the Offer Conditions are reasonably likely to be satisfied (or, if permitted by this Agreement, waived) and after which the Acceptance Time is reasonably likely to occur, provided that payment and distribution of the funds for payment of the Special Dividend to the holders of record of Company Shares as of the Dividend Record Date shall be subject to the Company providing the transfer agents with irrevocable instructions to so pay and distribute such funds. In the event that, as of immediately prior to any Expiration Time for the Offer, all of the Offer Conditions shall have been satisfied (or, if permitted by this Agreement, waived) other than the Irrevocable Instruction Condition, at such time (or prior thereto), the Company shall irrevocably instruct the applicable transfer agents to pay and distribute the funds for the Special Dividend to the holders of record of outstanding Company Shares as of the Dividend Record Date, as soon as possible.

(b)     Promptly following the later of (i) the satisfaction of the Regulatory Condition and (ii) the satisfaction of the Investment Policy Amendment Condition, and provided that the Injunction Condition shall not have been triggered, the Company Board will, following consultation with Parent, declare and set a record date for the Special Dividend (such record date, the “Dividend Record Date”), which record date shall be, subject to the requirements of NASDAQ Listing Rule 5250(e)(6) and Rule 10b-17 promulgated under the Exchange Act and the rules of the JSE, as close as practically possible to a scheduled Expiration Time occurring thereafter.

(c)     The Company shall make a special dividend equivalent payment of $5.00 per Company Share underlying each Outstanding FSA (the “Special Dividend Equivalent Payment”) payable to holders of such Outstanding FSA as of the Dividend Record Date. The payment of such Special Dividend Equivalent Payment shall be conditioned upon the occurrence of the Acceptance Time. Each Special Dividend Equivalent Payment shall be subject to all applicable Tax withholding requirements in accordance with Section 1.6, and shall be paid to each holder of an Outstanding FSA through the Company’s payroll on the next regularly scheduled payroll date of the Company following the Acceptance Time. Prior to the Acceptance Time, the Company and the Company Board (and the applicable committees thereof) shall take all actions reasonably necessary (including adopting resolutions, distributing any required notices to, and/or obtaining written consents from, holders of Outstanding FSAs) to give effect to the provisions of this Section 4.9(c).

(d)     If, between the date hereof and the Dividend Record Date, the outstanding Company Shares are changed (or a record date for such change occurs) into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Special Dividend and the Special Dividend Equivalent Payment shall be appropriately and proportionately adjusted, taking into account the record and payment or effective dates, as the case may be, for such transaction.

(e)     For the avoidance of doubt, the Company may announce, declare, set a record date for and pay Permitted Dividends, in addition to the Special Dividend.

4.10     Parent Shareholder Meeting; Irrevocable Undertakings.

(a)     Parent shall take all action necessary to duly call, give notice of, convene, and hold a meeting of Parent Shareholders for the purpose of seeking the Requisite Parent Shareholder Vote (together with any adjournments or postponements thereof, the “Parent Shareholder Meeting”) as soon as reasonably practicable after the date hereof, and, in connection therewith, Parent shall mail the circular containing a notice of general meeting convening the Parent Shareholder Meeting (the “Circular”), which shall include the Parent Board Recommendation, to the Parent Shareholders in advance of the Parent Shareholder Meeting. Parent shall provide the Company and its counsel with a reasonable opportunity to review and comment on the Circular prior to the mailing thereof to the Parent Shareholders, and Parent shall give good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Parent shall use reasonable best efforts to: (a) solicit from the Parent Shareholders proxies in favor of the approval of the Investment Policy Amendment; and (b) take all other actions necessary or advisable to secure the vote or consent of the Parent Shareholders required by the FCA and applicable Law to obtain such approval. Parent shall keep the Company updated with respect to proxy solicitation results as requested by the Company. Once the Parent Shareholder Meeting has been called, Parent shall not postpone or adjourn the Parent Shareholder Meeting without the consent of Company other than as required pursuant to this Section 4.10. If, on a date on which the Parent Shareholder Meeting is scheduled, (i) Parent has not received proxies representing a sufficient number of Parent Shares to obtain the Requisite Parent Shareholder Vote, whether or not a quorum is present, or (ii) a quorum is not present, then Parent shall make one or more successive postponements or adjournments of the Parent Shareholder Meeting solely in order to, and for such time period as is reasonably necessary for Parent to, (A) solicit additional proxies and votes in favor of the approval of the Investment Policy Amendment, or (B) allow a quorum to be present, as applicable; provided, that the Parent Shareholder Meeting is not postponed or adjourned to a date that is more than twenty (20) business days after the date on which the Parent Shareholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of the Company. Without the prior written consent of the Company or as required by the FCA or applicable Law, (i) the approval of the Investment Policy Amendment shall be the only matter that Parent shall propose to be acted on by the shareholders of Parent at the Parent Shareholder Meeting and, prior to receipt of the Requisite Parent Shareholder Vote, Parent shall not submit any other proposal to the Parent Shareholders in connection with the Parent Shareholder Meeting (including any proposal inconsistent with the approval of the Investment Policy Amendment or the consummation of the transactions contemplated by this Agreement) and (ii) prior to receipt of the Requisite Parent Shareholder Vote, Parent shall not call any meeting of the Parent Shareholders other than the Parent Shareholder Meeting.

(b)     Parent shall not waive, modify, amend, or otherwise alter the terms or conditions of, or any of its rights or obligations under, any Irrevocable Undertaking without the prior written consent of the Company. In the event of any non-compliance, or threatened failure to comply, with the terms of an Irrevocable Undertaking by a Parent Specified Shareholder party thereto, Parent shall (i) promptly, but in any event within twenty-four (24) hours, inform the Company of such non-compliance or threatened failure to comply and (ii) take such actions to enforce the terms of such Irrevocable Undertaking against the applicable Parent Specified Shareholder as may be practicable in the circumstances, provided that taking such actions would not, in Parent’s reasonable opinion, materially and adversely impact Parent’s reasonable interests.

ARTICLE 5

TERMINATION

5.1     Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned (with respect to Sections 5.1(b) through 5.1(i) by written notice by the terminating party to the other party) at any time prior to the Acceptance Time, in each case, after consultation with, or approval of the SIC, as and to the extent required under the Singapore Code:

(a)     by mutual written agreement of Parent and the Company, by action of the Parent Board and the Company Board, respectively;

(b)     by either the Company or Parent, if the Acceptance Time shall not have occurred on or before 11:59 p.m., New York City time, on January 13, 2023 (such date, the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 5.1(b) shall not be available to any party whose breach of this Agreement has been a principal cause of the failure of the Acceptance Time to occur on or before the Outside Date;

(c)     by either the Company or Parent, if any court of competent jurisdiction or shall have issued any Order prior to the Acceptance Time permanently restraining, enjoining, preventing or otherwise prohibiting, the consummation of the Offer and, in each case, such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 5.1(c) shall be available only if the party seeking to terminate this Agreement shall have complied with its applicable obligations under Section 4.3 before asserting the right to terminate under this Section 5.1(c);

(d)     by Parent or Purchaser, at any time prior to the Acceptance Time, if (i) the Company Board or any committee thereof shall have effected a Company Change of Board Recommendation, or (ii) the Company shall have entered into a definitive acquisition agreement with respect to a Company Acquisition Proposal;

(e)     by the Company, at any time prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Company Proposal in accordance with Section 4.2(d), but only if the Company has not breached, in any respect, its obligations under Section 4.2 with respect to such Superior Company Proposal; provided, that immediately following or concurrently with such termination, the Company enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Company Proposal;

(f)     by Parent if: (i) there has been a material breach by the Company of its representations, warranties or covenants contained in this Agreement such that any Offer Condition is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or thirty (30) days from the date of delivery of such written notice to the Company; provided, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 5.1(f) if there has been any material breach by Parent of its obligations under this Agreement;

(g)     by the Company if: (i) there has been a material breach by Parent or Purchaser of any of its representations, warranties or covenants contained in this Agreement such that any of the Offer Conditions is not reasonably capable of being satisfied while such breach is continuing, or Purchaser is not reasonably likely to consummate the Offer while such breach is continuing; (ii) the Company shall have delivered to Parent written notice of such breach; and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or thirty (30) days from the date of delivery of such written notice to Parent; provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 5.1(g) if there has been any material breach by the Company of its obligations under this Agreement;

(h)     by Parent or the Company, if the Offer shall have expired or been terminated in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer) following the end of the aggregate thirty-five (35) Business Day period set forth in proviso (1) in clause (B) of Section 1.1(e)(ii) or the Expiration Time shall not have occurred 60 calendar days after the Commencement Time, unless otherwise agreed by the Parent and the Company with the prior written consent of the SIC; or

(i)     by Parent or the Company, if the Investment Policy Amendment has been submitted to the Parent Shareholders for approval at a duly convened Parent Shareholder Meeting and the Requisite Parent Shareholder Vote shall not have been obtained at such meeting (unless such Parent Shareholder Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof).

5.2     Effect of Termination. In the event of a proper and valid termination of this Agreement by either the Company or Parent as provided in Section 5.1, written notice thereof shall be given to the other party, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. Upon termination of this Agreement, this Agreement shall become void and of no further force or effect without liability or obligation on the part of Parent or the Company or their respective Subsidiaries, Affiliates, officers or directors; provided, that (a) no such termination shall relieve any party for liability for such party’s Willful Breach of this Agreement prior to the termination of this Agreement or for fraud (and, in either such case, any damages sought by the non-breaching party will include the benefit of the bargain lost by the non-breaching party and its shareholders, taking into consideration relevant matters) and (b) the Confidentiality Agreement, Section 4.1(b), this Section 5.2, Article 6 and the definitions of all defined terms appearing in such Sections and Article shall, in each case, survive the termination of this Agreement.

ARTICLE 6

GENERAL PROVISIONS

6.1     Amendment. This Agreement may be amended at any time prior to the Expiration Time only by execution of an instrument in writing signed by each of the Company, Purchaser and Parent.

6.2     Waiver. At any time prior to the Expiration Time, Parent, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto, or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right. Notwithstanding the foregoing, until the end of the Subsequent Offering Period, (i) any termination of this Agreement by the Company (ii) any waiver of compliance, breach or extension of time for performance by Parent, and (iii) any amendment to this Agreement shall require, in addition to the consent of Parent, the consent of the Company Board and, at the time of such consent, a majority of the Continuing Directors.

6.3     Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, or any rights arising out of any breach of any of the foregoing, shall survive the Acceptance Time, except that this Section 6.3 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Acceptance Time, which shall survive to the extent expressly provided for herein.

6.4     Fees and Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred the same, whether or not the Offer is consummated.

6.5     Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person, (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (to the extent that no “bounceback” or similar message indicating non-delivery is received with respect thereto), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Purchaser, addressed to it at:

Taylor Maritime Investments Limited

Sarnia House, Le Truchot

St Peter Port

Guernsey GY1 1 GR

Channel Islands

Attention:	Edward Buttery, Chief Executive Officer
Camilla Pierrepont, Chief Strategy Officer
Email:	[Email Addresses Redacted]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, NY 10019

Attention:	Richard Sheen; Ted Kamman; Fiona Millington
Email:	[Email Addresses Redacted]
[Email Addresses Redacted]
[Email Addresses Redacted]

If to the Company, addressed to it at:

Grindrod Shipping Holdings Limited

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

Attention:	Stephen Griffiths, Interim Chief Executive Officer and Chief Financial Officer
Email:	[Email Addresses Redacted]

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10014, USA

Attention:	Philip Richter; Roy Tannenbaum; Joshua Wechsler;
Email:	[Email Addresses Redacted] [Email Addresses Redacted] [Email Addresses Redacted]

6.6     Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and non-use and other provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement (i) need not contain any standstill or similar provision, (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company or Parent, as applicable, from satisfying any of its obligations hereunder, and (iii) does not prohibit the Company from providing any information to Parent in accordance with Section 4.2.

“Affiliate” when used with respect to any Person, means any other Person who is an “affiliate” of that first Person within the meaning of Rule 405 promulgated under the Securities Act.

“Benefit Plan” means each bonus or incentive plan, program, policy, agreement or arrangement (excluding transaction based, other one time payments, additional one-time bonus allowances awarded for 2022 described in Section 4.5(a) of the Company Disclosure Letter and the Company Equity Plan), Employment Contract, and each severance, termination, pension, retirement, disability benefit, health, welfare, vacation, life insurance, fringe benefit, supplemental benefit, employee loan advance or other compensation plan, program, policy, agreement, scheme or arrangement, in each case, sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of any Participant, or between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, or with respect to which the Company or any Company Subsidiary has any direct or indirect liability, and whether or not such arrangement is oral or in writing.

“Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“Cause” means, with respect to the applicable person, the occurrence of any of the following, subject only to any statutory requirement of any applicable law: (a) the failure of the person to properly carry out his or her duties after notice by the Company of the failure to do so and a reasonable opportunity for the person to correct the same within a reasonable period specified by the Company (other than if the person is no longer able to carry out the responsibilities and functions of the position held by the person by reason of any physical or mental impairment or the person’s death); or (b) any theft, fraud, dishonesty, gross negligence, or serious misconduct by the person involving his duties or the property, business or affairs of the Company and its Subsidiaries; or (c) conviction for any criminal offence, other than a road traffic offence which does not result in a custodial sentence; or (d) any act or omission which brings the person or the Company or any Subsidiary or the Parent or any of its Subsidiaries into material disrepute.

“Charter Documents” means articles and by-laws and similar constating documents of a corporation, the articles of organization, certificate of a limited liability company and operating agreement, or similar formation and governing documents of a form of entity other than a corporation.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act 1967 of Singapore.

“Company Acquisition Proposal” means any offer or proposal from a Third Party (other than Parent or its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, in connection with (a) a scheme of arrangement, business combination, amalgamation or other similar transaction involving the Company in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership of Equity Interests representing more than 50% of the issued Company Shares (other than shares held in treasury), (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing more than 50% of the consolidated assets of the Company Group based on their fair market value as determined in good faith by the Company Board, (c) an issuance or sale (including by way of scheme of arrangement, business combination, amalgamation or otherwise) of Equity Interests representing more than 50% of the issued Company Shares (other than shares held in treasury), (d) a tender offer or exchange offer in which any Third Party or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing more than 50% of the issued Company Shares (other than shares held in treasury), or (e) any combination of the foregoing (in each case, other than the Offer).

“Company Bonus Award” means any cash-based performance award granted pursuant to any of the Company’s annual cash bonus programs.

“Company Change of Board Recommendation” means the Company Board (a) withdraws or modifies in a manner adverse to Parent the Company Board Recommendation, or publicly proposes to do so, (b) publicly recommends the approval or adoption of, or publicly proposes to recommend, approve or adopt any Company Acquisition Proposal, (c) fails to include the Company Board Recommendation in the Schedule 14D-9 (or to permit the inclusion of the Company Board Recommendation in the Rule 3.5 Announcement or the Offer when filed with the SEC or disseminated to the Company Shareholders), or (d) if any Company Acquisition Proposal has been made public, fails to reaffirm the Company Board Recommendation (including in the

Schedule 14D-9) upon written request of Parent within ten (10) Business Days after Parent requests in writing such reaffirmation with respect to such Company Acquisition Proposal; provided, however, that (i) any action permitted by Section 4.2(f) shall not be deemed a Company Change of Board Recommendation, (ii) any written notice of the Company’s intention to make a Company Change of Board Recommendation prior to effecting such Company Change of Board Recommendation in accordance with Section 4.2(e) in and of itself shall not be deemed a Company Change of Board Recommendation, and (iii) Parent may make such request pursuant to subsection (d) only once with respect to such Company Acquisition Proposal unless such Company Acquisition Proposal is subsequently publicly modified in any material respect in which case Parent may make such request once each time such a material modification is made.

“Company Charter” means the constitution of the Company, as amended as of the date hereof.

“Company Collective Bargaining Agreement” means any collective bargaining agreement (including those concluded at industry level), workplace council agreement, labor union contract, trade union agreement, and any other agreement with any union, works council, workplace forum, or labor organization to which the Company or any of its Subsidiaries is party to or otherwise bound.

“Company Equity Plan” means the Company’s 2018 Forfeitable Share Plan, as amended with the approval of the holders of the Company Shares at the Company’s 2022 Annual General Meeting.

“Company Forfeitable Shares” means awards of entitlements to Company Shares, subject to vesting conditions and other terms and conditions, granted pursuant to the Company Equity Plan, that settle in Company Shares when vested.

“Company Group” means the Company and the Company Subsidiaries.

“Company Material Adverse Effect” means any occurrence, effect, event, circumstance, condition, state of facts or development (each an “Effect”, and collectively, “Effects”), has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect directly or indirectly resulting from, attributable to, or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect (by itself or when aggregated or taken together with any and all other Effects, and whether directly or indirectly) resulting from, related to, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” would reasonably be expected to occur, except in the case of the following clauses (a) through (f), to the extent such Effect disproportionately and adversely affects the Company and its Subsidiaries in any material respect relative to other similarity situated companies operating in the industry in which the Company or its Subsidiaries operate:

(i)     general economic conditions (or changes in such conditions) in the United States, Singapore, South Africa or any other country or region in the world, or conditions in the global economy generally;

(ii)     general conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States, Singapore, South Africa or any other country or region in the world, including (A) changes in interest rates in the United States, Singapore, South Africa or any other country or region in the world and changes in exchange rates for the currencies of the United States, Singapore, South Africa or any other country or region in the world and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States, Singapore, South Africa, or any other country or region in the world in which the Company or any Company Subsidiary has operations;

(iii)     general conditions (or changes in such conditions) in the industry in which the Company or any of its Subsidiaries operates;

(iv)     political conditions (or changes in such conditions) in the United States, Singapore, South Africa or any other country or region in the world, or hostilities, outbreaks of violence, assassinations or assassination attempts, protests, riots, unrest, sabotage, cyberattacks, acts of war, sabotage or terrorism (including any escalation or general worsening of any such hostilities, acts of war, sabotage or terrorism) in the United States, Singapore, South Africa, or any other country or region in the world;

(v)     acts of God, earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics (including COVID-19, monkeypox, and any variants of them or any other disease), outbreak of illness or public health event (whether human or animal), mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi)     changes or proposed changes in Law or other legal or regulatory conditions (or standards, interpretation or enforcement thereof and including guidelines and directives of industry groups), whether or not related to any COVID-19 measures or any change in any COVID-19 measures (or the interpretation thereof), or changes or proposed changes in GAAP, IFRS or other accounting standards, practices, policies or requirements (or the interpretation or enforcement thereof);

(vii)     the negotiation, announcement of, or the compliance with, this Agreement, or the pendency or consummation of the transactions contemplated hereby, including the identity of Parent or its Affiliates;

(viii)     any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates, or to which Parent has consented, or which Parent has requested or approved, or the taking of any action required by this Agreement, or the failure to take any action prohibited by this Agreement, and including any communication or disclosure by Parent or any of its Affiliates of its plans or intentions with respect to Company;

(ix)     any event or action taken or omission to act by the Company or its Affiliates required by this Agreement or with the consent (or at the request) of Parent;

(x)     changes in the Company’s stock price or the trading volume of the Company Shares or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless the underlying cause of such changes or failures would otherwise be excluded from the definition of a “Company Material Adverse Effect”); or

(xi)     any Proceeding made or brought by any Person with respect to this Agreement, the Offer, or any other transaction contemplated by this Agreement.

“Company Shareholders” means holders of Company Shares.

“Company Shares” means the issued ordinary shares in the capital of the Company.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any country or jurisdiction.

“Confidential Information” means any information with respect to the Company, including methods of operation, customer and client lists, products, prices, fees, costs, technology, intellectual property, inventions, trade secrets, know-how, software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters. “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that is generally available to the public on the date hereof through no breach or default and/or without the knowledge of any breach of confidentiality obligation by Parent or the Company or any information that is independently developed without the use or benefit or Confidential Information.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“Employment Contract” means each form of employment contract disclosed as items 7 through 11, inclusive, in section 2.15(c) of the Company Disclosure Letter.

“Encumbrances” means any lien, mortgage, hypothec, security interest, pledge deposit, easement, encroachment, right of way, right of first refusal or other encumbrance or restriction of any kind (including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership), or any conditional sale contract, title retention contract or other Contract to grant any of the foregoing.

“Environmental Laws” means all applicable treaties, laws, regulations, directives, circulars, decrees, judgments, injunctions, permits, authorizations or notices relating to the protection of health or safety, pollution or protection of the environment, including, without limitation, laws relating to releases or threatened releases of Materials of Environmental Concerns into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Materials of Environmental Concerns.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Schedule TO, Schedule 14D-9, Parent Schedule 13E-3 and Company Schedule 13E-3 and the Offer Documents and all other matters related to the transactions contemplated by this Agreement.

“FCA” means the Financial Conduct Authority of the United Kingdom.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government or other political subdivision thereof, any court, any arbitral body, any entity or instrumentality exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, or any other governmental or quasi-governmental authority of any nature or any political or other subdivision or part of any of the foregoing or any self-regulatory organization, in each case of competent jurisdiction and with authority to act with respect to the matter in question.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board.

“Investment Policy Amendment” means the amendments to Parent’s published investment policy (or the adoption of a new investment policy), in either case, which permit Parent (whether directly or through Purchaser) to consummate the transactions contemplated by this Agreement and in a form approved prior to such amendment or adoption by (a) the FCA in accordance with LR 15.4.8 of the FCA’s Listing Rules and (b) the Company (acting reasonably).

“JSE” means the JSE Limited, registration number 2005/022939/06, a limited liability public company duly incorporated in South Africa and licensed to operate as an exchange under the South African Financial Markets Act, 19 of 2012, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” means (a) when used with respect to the Company and the Company Subsidiaries, the actual knowledge following due inquiry of the individuals listed in Section 6.6(a) of the Company Disclosure Letter and (b) when used with respect to Parent, the actual knowledge of the named executive officers of Parent.

“Law” means, in the context of each of the Company, Parent and Purchaser, any applicable United States, Singapore, international, national, provincial, state, municipal, local and common laws, treaties, statutes, conventions, constitutions, ordinances, decrees, codes, bylaws, rules, regulations or other requirements, legally binding guidance, Orders, consent decrees, permits, policies, restrictions or licenses issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case, having the force of law, including the Singapore Code (subject, as applicable, to the SIC Rulings and SEC No-Action Relief) and includes without limitation, in respect of Parent and Purchaser only, Guernsey and Marshall Islands company law, the UK Listing Rules of the FCA, the Market Abuse Regulation and the rules and regulations of the FCA and LSE.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), charge, lease, license, encumbrance, easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Materials of Environmental Concerns” means chemicals; pollutants; contaminants; wastes; toxic or hazardous substances, materials and wastes; petroleum and petroleum products; asbestos and asbestos-containing materials; polychlorinated biphenyls; lead and lead-based paints and materials; and radon.

“NASDAQ” means The NASDAQ Global Select Market.

“Order” means any judgment, order, decision, writ, injunction, decree, legal or arbitration award, ruling, SEC requirement or settlement or consent agreement, in each case, with a Governmental Entity of competent jurisdiction that is binding on the applicable Person under applicable Law.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person or its business, as the case may be, and is taken in the ordinary course of the normal day-to-day operations of the Person or its business.

“Parent Shareholders” means holders of Parent Shares.

“Parent Shares” means the ordinary shares, no par value, of Parent.

“Participant” means each current or former individual independent contractor, director, officer, manager or employee of the Company or any of the Company Subsidiaries.

“Permit” means, with respect to a Person, any license, permit, registration, franchise, variances certification, approval, authorization or other authorization issued by any Governmental Entity to such Person, together with any amendments, supplements and other modifications thereto.

“Permitted Dividend” means a dividend by reference to each quarter of the Company in an amount determined in accordance with and subject to the parameters (including as to the maximum percentage limit of distributable profits) set out in, the Company’s dividend and capital return policy as in effect on August 25, 2022 (but without taking into account the Special Dividend in determining such amount) that has a declaration date, announcement date, record date and payment date that is consistent with past practice as to timing; provided, that such dividend is permitted by Law and shall not prejudice the payment of the Special Dividend.

“Permitted Encumbrances” shall mean (a) any Lien that results from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves, (b) any carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s Lien or other similar Lien imposed by Law and incurred in the Ordinary Course that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (c) zoning regulations, permits and licenses, (d) Lien that is disclosed on the Company’s most recent consolidated statements of financial position (including the notes thereto) included in the Company SEC Documents, filed prior to the date of this Agreement (or securing liabilities reflected on such balance sheet), (e) any Lien that is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements, including any purchase money Lien or other Lien securing rental payments under capital lease arrangements, (f) any Lien that is imposed on the underlying fee interest in real property subject to a real property lease, (g) encumbrances and restrictions on property (including easements, covenants, conditions, rights-of-way and similar restrictions) and other similar matters documented in the public records that are not violated by the Company and its Subsidiaries’ present or currently contemplated uses or occupancy of such property and (h) any Lien arising in the Ordinary Course under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; provided, however, that in all cases, “Permitted Encumbrances” shall not include any Liens that secure the payment of borrowed money or other indebtedness.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Proceeding” means any pending, threatened, or other action, suit, claim (or counterclaim), hearing, arbitration, investigation, inquiry, litigation, mediation, grievance, audit, examination or other proceeding, in each case, by or before any Governmental Entity.

“Qualifying U.S. Business Day” means any Business Day other than a Business Day that immediately precedes a Business Day on which commercial banks in any of (a) Norway, (b) Singapore or (c) South Africa are authorized or required by applicable Law to close.

“Recused Director” means the director of the Company who recused himself from vote of the Company Board approving this Agreement and the Offer.

“Representatives” means, as to any Person, such Person’s directors, officers, managers, employees, controlled Affiliates, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“SEC” means U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SENS” means the Securities Exchange News Service of the JSE.

“South Africa” means the Republic of South Africa as constituted from time to time.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, partnership, limited liability company, joint venture or other legal entity (which shall include, but not be limited to, the control conferred by serving as managing member, general partner or similar such position with respect to any such entity), any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act or, with respect the Company, any entity that is a “Subsidiary” (as defined above) of the Company as of the date hereof.

“Superior Company Proposal” means a bona fide written Company Acquisition Proposal, made by a Third Party which the Company Board has determined, in the good faith judgment of the Company Board (after consultation with the Company’s financial advisors and outside legal counsel), taking into account such legal, financial and regulatory aspects of the Company Acquisition Proposal as the Company Board considers in good faith to be appropriate (including financing, regulatory or other consents and approvals, breakup or termination fee and deposit provisions and the conditionality, timing and likelihood of consummation of, and the Person or group making, such proposals), would reasonably be expected to result in a transaction that is more favorable from a financial point of view to the Company’s Shareholders than the transactions contemplated by this Agreement, taking into account all financial terms and conditions of such transaction.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Taxes” means (i)(a) any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, escheat, net worth, share capital, alternative or add-on minimum, environmental, use, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and gains tax, and (b) any interest, penalty, fine, assessment or addition to any of the foregoing, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax return related to such group), including pursuant to Treasury Regulations Section 1.1502-6 (or comparable provision of state, local or non-U.S. Tax Law) and (iii) any and all liability for the payment of any amounts described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability.

“Third Party” means any Person other than the Company, Parent or Purchaser.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission undertaken by the breaching party with the actual knowledge that the taking of such act or failure to take such action would be a breach of this Agreement.

6.7     Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Acceptance Time	1.1(f)
Aggregate FSA Payment	1.5(a)
Agreement	Preamble
Anti-Bribery Laws	2.10(g)
Capitalization Date	2.2
Commencement Time	1.1(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	Article 2
Company Employee	4.5(a)
Company Licenses	2.10(c)
Company Notice Period	4.2(e)
Company Schedule 13E-3	1.2(a)
Company SEC Documents	2.5(a)
Company Specified Shareholder	Recitals
Company Subsidiary	2.2(c)
Company Vessels	2.15(a)
Confidentiality Agreement	4.1(b)
Continuing Directors	1.3
Covered Persons	4.6(a)
D&O Insurance	4.6(c)
Dividend Record Date	4.9(a)
Enforceability Exceptions	2.3
Environmental Permit	2.10(d)
Evaluation Material	4.1(b)
Existing Indemnification Agreements	4.6(a)
Expiration Time	1.1(e)(i)
FSA Payment	1.5(a)
FSA Payment Issuance	1.5(a)
Initial Expiration Time	1.1(e)(i)
Investment Policy Amendment Condition	Annex B

Term	Section
Irrevocable Instruction Condition	Annex B
Irrevocable Undertaking	Recitals
Maximum Amount	4.6(c)
Minimum Condition	1.1(b)(i)
New Plan	4.5(b)
Offer	Recitals
Offer Conditions	1.1(b)
Offer Documents	1.1(g)(i)
Offer Price	Recitals
Offer to Purchase	1.1(b)
Old Plans	4.5(b)
Outside Date	5.1(b)
Outstanding FSA	1.5(a)
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Schedule 13E-3	1.1(g)(i)
Parent Shareholder Meeting	4.10
Parent Specified Shareholder	Recitals
Purchaser	Preamble
Regulation S	2.20
Regulatory Condition	Annex B
Representatives	4.1(a)
Requisite Parent Shareholder Vote	3.2
Rule 3.5 Announcement	1.1(a)
Sanctions	2.10(j)
Schedule 14D-9	1.2(a)
Schedule TO	1.1(g)(i)
Settlement Time	1.1(f)
SIC	Recitals
SIC Rulings	Recitals
Singapore Code	Recitals
Special Dividend	4.9(a)
Special Dividend Equivalent Payment	4.9(c)
Subsequent Offering Period	1.1(e)(vi)
Tender and Support Agreement	Recitals
Termination Condition	Annex B
Waiver	Recitals

6.8     Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.9     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner that will achieve, to the maximum extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.10     Entire Agreement. This Agreement (together with the Annexes hereto and the other documents delivered pursuant hereto), the Tender and Support Agreements and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements (except the Confidentiality Agreement) and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

6.11     Assignment. This Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

6.12     No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) as set forth in Section 5.2, (b) from and after the Acceptance Time, the rights of the holders of Company Shares to receive the Offer Price, and (c) any Persons entitled to indemnification, advancement of expenses, exculpation or insurance benefits under the provisions of Section 4.6(d) following the Expiration Time, with respect to such provisions.

6.13     Mutual Drafting; Interpretation.

(a)     Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

(b)     For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c)     As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)     Except as otherwise indicated, all references in this Agreement to “Sections” and “Annexes” are intended to refer to Sections of this Agreement and Annexes to this Agreement. The Annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(e)     The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular Section or Article in which such words appear.

(f)     All references in this Agreement to “$” are intended to refer to U.S. dollars. If any currency conversion shall be required in connection with any provision of this Agreement (other than the conversion referred to in Section 1.1(g)(i)), such conversion shall be calculated using the average exchange rate for the conversion of the applicable foreign currency into Dollars, quoted for current transactions for both buying and selling Dollars, as reported in The Wall Street Journal (U.S. internet version at www.wsj.com) for the last Business Day of each month of the calendar quarter to which such payment pertains.

(g)     Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

(h)     Except as otherwise indicated, “made available”, “provided to” or terms of similar import mean (i) made available to Parent and its advisors in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement prior to the date hereof, or (ii) as publicly filed or furnished by the Company with the SEC, in each case, at least one (1) Business Day prior to the date hereof.

6.14     Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)     This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided, however, that the laws of a particular party’s jurisdiction of incorporation shall govern such party’s fiduciary obligations.

(b)     Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising in connection herewith or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, and any Proceeding for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery does not have subject matter jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising from this Agreement or any of the transactions contemplated hereby or the negotiation hereof in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 6.14, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 6.5 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(c)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.14(c).

6.15     Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission, including DocuSign, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when the Company, on the one hand, and Parent and Purchaser, on the other hand, shall have received a counterpart hereof signed by the other parties hereto. Until and unless the Company, on the one hand, and Parent and Purchaser, on the other hand, shall have received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in.pdf format, via DocuSign or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

6.16     Specific Performance. The parties hereto agree that if the Company, Parent or Purchaser were to breach any of their respective obligations under this Agreement (including failing to take such actions as are required of them hereunder to consummate the Offer and the other transactions contemplated hereby) in accordance with its specified terms or otherwise breach such provision, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, prior to any valid termination of this Agreement in accordance with Section 5.1, (a) the parties shall be entitled to an injunction or injunctions to prevent or remedy breaches of this Agreement and to specific performance of the terms hereof, in each case in the Delaware Court of Chancery or, if such court shall not have jurisdiction, in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity, (b) the parties waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. Either party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of this Agreement involving Willful Breach or fraud.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Edward Buttery
Name: Edward Buttery
Title: Director

GOOD FALKIRK (MI) LIMITED

By:	/s/ A. W. W. Slee for TMI Director 1 Limited
Name: Alexander William Wolf SLEE
Title: Director, for TMI Director 1 Limited

GRINDROD SHIPPING HOLDINGS LIMITED

By:	/s/ M. J. Hankinson
Name: M. J. Hankinson
Title: Chairman

[Signature Page to Transaction Implementation Agreement]

Annex A

Form of Rule 3.5 Announcement

Geneva – Joint Rule 3.5 Announcement

THIS JOINT ANNOUNCEMENT DATED 12 OCTOBER 2022 (THE “ANNOUNCEMENT”) DOES NOT CONSTITUTE AN OFFER AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO, OR FROM, ANY JURISDICTION OUTSIDE THE UNITED STATES OF AMERICA, SOUTH AFRICA, AND SINGAPORE IN WHICH THE INTRODUCTION OR IMPLEMENTATION OF THE OFFER (AS DEFINED BELOW) WOULD NOT BE IN COMPLIANCE WITH THE LAWS OR REGULATIONS OF SUCH JURISDICTION. PLEASE REFER TO PARAGRAPH 19 OF THIS ANNOUNCEMENT FOR FURTHER DETAILS RELATING TO GRINDROD SHAREHOLDERS IN OTHER JURISDICTIONS.

GOOD FALKIRK (MI) LIMITED (Registration No.: 96379) (Incorporated in Marshall Islands) (the Offeror)	TAYLOR MARITIME INVESTMENTS LIMITED (Registration No.: 69031) (Incorporated in Guernsey) (TMI)	GRINDROD SHIPPING HOLDINGS LTD. (Registration No.: 201731497H) (Incorporated in Singapore) (the Company)

JOINT ANNOUNCEMENT

VOLUNTARY CONDITIONAL CASH OFFER

by

GOOD FALKIRK (MI) LIMITED, A WHOLLY-OWNED SUBSIDIARY OF TAYLOR

MARITIME INVESTMENTS LIMITED

to acquire all the issued ordinary shares in the capital of

GRINDROD SHIPPING HOLDINGS LTD.

other than Shares held by the Offeror and Shares held in treasury.

1	INTRODUCTION

1.1

Taylor Maritime Investments Limited (“TMI”), and Grindrod Shipping Holdings Ltd. (“Grindrod” or the “Company”) are pleased to announce that they have entered into a transaction implementation agreement (the “Implementation Agreement”),dated as of 11 October 2022, among the Company, TMI and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI (the “Offeror”) providing for a voluntary conditional cash offer (the “Offer”) to be made by the Offeror for all the issued ordinary shares (the “Shares”) in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury) (the “Offer Shares”), in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers (the “Code”) and the rules of the U.S. Securities and Exchange Commission (the “SEC”).

1.2	Capitalised terms which are not otherwise defined herein, shall have the meanings ascribed to them in paragraph 3 of Schedule 1 of this Announcement.

2	OFFER SUMMARY AND HIGHLIGHTS

2.1	Summary of Offer terms

(a)	Under the terms of the Offer, shareholders of the Company (“Grindrod Shareholders”) will be entitled to receive:

1

Geneva – Joint Rule 3.5 Announcement

the Offer Price of US$21.00 in cash for each Offer Share.

(b)

Under the terms of the Implementation Agreement, subject to the conditions to the Offer being satisfied (or to the extent permitted, waived) as of the Expiration Time of the Offer (as such expiration may be extended), Grindrod has agreed to declare and pay:

a Special Dividend of US$5.00 per Share,

to Grindrod Shareholders that hold Shares as of the Dividend Record Date. If the conditions to the Offer are not satisfied (or to the extent permitted, waived) as of the Expiration Time of the Offer (as such expiration may be extended), no Special Dividend will be paid by the Company.

(c)

Under the terms of the Offer and the Implementation Agreement, if the conditions to the Offer are satisfied (or to the extent permitted, waived) as of the Expiration Time of the Offer (as such expiration may be extended), Grindrod Shareholders who have validly tendered (and not withdrawn) their Shares in accordance with the terms of the Offer (and who hold Shares as at the Dividend Record Date) would therefore receive:

an aggregate Transaction Value of US$26.00 per Share (comprising the Offer Price and the Special Dividend),

valuing Grindrod’s existing issued and to be issued ordinary share capital at approximately US$506 million on a fully diluted basis (including the Special Dividend).

(d)

As mandated by the Financial Surveillance Department of the South African Reserve Bank, Grindrod shareholders holding their Shares on the JSE will receive their Offer consideration in the equivalent amount of South African Rand. The South African Rand to U.S. Dollar exchange rate to be applied to determine the amount of South African Rand will be set out in the Offer to Purchase.

(e)	The Offer is conditional upon, amongst other things:

(i)

the Offeror having received, by the Expiration Time of the Offer, as extended, valid tenders in accordance with the terms of the Offer (which have not been validly withdrawn) of at least such number of Offer Shares which, together with Shares acquired before (or, with the approval of the Company, during the period of) the Offer (and including any Shares issued to the Offeror pursuant to the FSA Payment Issuance), will result in the Offeror and persons acting in concert with it, holding such number of Shares carrying more than 50% of the voting rights attributable to the aggregate of all the Shares of the Company in issue (other than Shares held in treasury) and the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares (the “Minimum Condition”); and

(ii)	TMI having obtained the Requisite TMI Shareholder Vote (the “Investment Policy Amendment Condition”);

(iii)

all applicable suspension periods (including any extensions thereof) relating to the Offer under the Competition Act, No. 89 of 1998 (as amended) having expired or lapsed and the South African Competition Commission’s approval relating to the Offer having been obtained (the “Regulatory Condition”);

(iv)

(i) the Company Board having declared a Special Dividend of US$5.00 per Share and fixed as the record date therefor a date on or prior to the date on which the Expiration Time occurs, (ii) the Company having remitted sufficient funds to the applicable transfer agents for payment in full of the Special Dividend and (iii) the Company having irrevocably instructed the applicable transfer agents to pay and distribute the funds for the Special Dividend to the holders of record of outstanding Shares as of the Dividend Record Date as soon as possible after the Expiration Time (the “Irrevocable Instruction Condition”); and

2

Geneva – Joint Rule 3.5 Announcement

(v)	the other conditions which are set forth in Schedule 1 hereto.

2.2	Financial Evaluation

The Transaction Value of US$26.00 represents the following premia over:

(a)

the last traded price per Share as quoted on the NASDAQ and the JSE respectively on 10 October 2022, being the last practicable full day of trading in the Shares on the NASDAQ and the JSE, preceding the Offer Announcement Date (the “Last Trading Day”);

(b)

the last traded price per Share as quoted on the NASDAQ and the JSE respectively on 26 August 2022, being the last full day of trading in the Shares on the NASDAQ and the JSE preceding the filing by TMI with the SEC on 29 August 2022 of an amendment to TMI’s Schedule 13D disclosing that TMI, the Offeror and Company had entered into a letter of intent with respect to the Offer (the “Disclosure Date”); and

(c)

the following premia over the volume-weighted average price (“VWAP”) per Share as transacted on the NASDAQ and the JSE respectively for the 30-day, 60-day, 90-day and 180-day periods respectively prior to the Disclosure Date[1].

NASDAQ

Description		Share Price (1) (US$)	Premium of Transaction Value of US$26.00 over Share Price (2) (%)
1.	Last traded price per Share on 10 October 2022, being the Last Trading Day	24.51	6.1%
2.	Last traded price per Share on 26 August 2022 being the last full trading date prior to the Disclosure Date	20.50	26.8%
3.	VWAP for the 30-day period prior to the Disclosure Date	19.01	36.8%
4.	VWAP for the 60-day period prior to the Disclosure Date	19.87	30.8%
5.	VWAP for the 90-day period prior to the Disclosure Date	22.66	14.7%
6.	VWAP for the 180-day period prior to the Disclosure Date	21.78	19.4%

(1)

Grindrod Shipping share price quoted on the NASDAQ based on data extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.

(2)	The percentage figures are rounded to the nearest one decimal place.

[1]

VWAP share premia are by reference to the undisturbed GRIN share price to the filing by TMI with the U.S. Securities and Exchange Commission on 29 August 2022 of an amendment to its Schedule 13D disclosing TMI’s Letter of Intent to make the Offer.

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JSE

Description		Share Price (1) (ZAR)	Exchange rate (USD/ZAR) (2)	USD converted share price (3)	Premium of Transaction Value of US$26.00 over Share Price (4) (%)
1.	Last traded price per Share on 10 October 2022, being the Last Trading Day	424.99	18.13	23.44	10.9
2.	Last trading price per Share on 26 August 2022 being the last full trading date prior to the Disclosure Date	331.03	16.88	19.61	32.6%
3.	VWAP for the 30-day period prior to the Disclosure Date	372.04	17.13	21.72	19.7%
4.	VWAP for the 60-day period prior to the Disclosure Date	344.89	17.02	20.26	28.3%
5.	VWAP for the 90-day period prior to the Disclosure Date	347.30	16.74	20.75	25.3%
6.	VWAP for the 180-day period prior to the Disclosure Date	360.56	16.15	22.33	16.4%

Notes:

(1)	Grindrod Shipping share price quoted on the JSE based on data extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.
(2)	Based on the rate extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.
(3)	The ZAR price is converted to USD at the rate prevailing on the relevant day or, in the case of the VWAP, the average rate prevailing during the relevant period.
(4)	The percentage figures are rounded to the nearest one decimal place.

2.3	Background to and reasons for the Offer

(a)	Background to the Offer

The Offeror, a wholly-owned subsidiary of TMI, first acquired shares in the Company in Q4 2021. Through additional purchases in Q4 2021 the Offeror established an approximately 26% ownership position in the Company and designated Paul Charles Over to serve on the Company’s board of directors. On 25 August 2022, TMI delivered to Grindrod a non-binding indicative proposal to acquire 100% of the outstanding shares of the Company not already owned by Offeror through the Proposed Transaction.

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(b)	Rationale for, and benefits of, the acquisition

Strategic shareholder consolidating ownership position through premium, all cash Offer

The aggregate value of $26.00 per Grindrod Share represents (i) a 26.8% premium to the price per Grindrod Share of US$20.50 on 26 August 2022 being the last traded price per Grindrod Share on the NASDAQ on 26 August 2022 and (ii) a 14.7% premium to the 90-day volume weighted average price of US$22.66 per Grindrod Share prior to the Disclosure Date. The Company’s stock average daily trading volume on the NASDAQ of $7.3m during the 90-day period prior to 26 August 2022 represents 1.4% of the Offer’s $506.3m valuation of the Company being traded each day. The Offer is conditional upon, among other conditions, the Minimum Condition, namely the Offeror owning more than 50.0% of the shares carrying voting rights of the Company.

Certainty of a premium, cash exit for Grindrod investors

The Offer in cash provides an immediate and certain exit opportunity for Grindrod Shareholders at an attractive premium to Grindrod’s undisturbed share price at a time of significant market volatility and economic uncertainty.

Strategic combination creates a significant market player in the mid-sized dry-bulk industry with a combined fleet of 582 vessels

TMI believes the Offer will create a significant player and owner of mid-sized dry-bulk ships. Together TMI and Grindrod own a fleet of 58 geared vessels (including 6 chartered-in ships, 4 of which have purchase options), providing freight capacity to a high-quality customer base and moving a diversified portfolio of cargoes around the world.

TMI believes complementary fleets have the potential to generate defensive earnings and sustainable dividends, improving average vessel age and carbon intensity.

Scale and global operations to unlock additional revenue and operational cost savings

TMI believes the combination of TMI and the Company would enable the Enlarged Group’s chartering and technical management functions to realise additional value through the enhanced scale and utilization of the combined fleet and charter book. The combined fleet will mean that the Enlarged Group’s assets are closer to its customers around the world, enabling TMI and Grindrod’s experienced chartering teams to create additional value through positioning advantages, and the technical teams to make economic, bulk purchases of spares. The Enlarged Group is expected by TMI to achieve enhanced realised revenue and cost unit economics that are not available to either TMI or Grindrod on a standalone basis.

Conservative business model and capital structure to deliver liquidity and free cash generation

TMI expects that the Enlarged Group will maintain a conservative long-term capital structure. In order to fund the Offer, TMI has arranged an acquisition facility. At 100% acceptances, TMI will exceptionally increase its debt to gross assets ratio to 40% and is committed to reducing this to no more than 25% within 18 months, with the new facility significantly reduced or eliminated within that timeframe.

TMI intends to continue to implement its strategy of employing its ships primarily on period time-charters, utilizing a mix of duration, including short term Charters (less than 6 months), medium term Charters (more than 6 months) and long-term Charters (greater than a year) which are expected to benefit from staggered renewals of an even larger fleet, with a view to flattening the income curve.

[2]	Includes 6 Grindrod vessels on long-term charter.

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The combined fleet is expected by TMI to generate robust free cash flow, which, together with proceeds from vessel sales, as part of overall fleet renewal strategy, will be used to repay debt.

Resilient and flexible business model

TMI expects the Enlarged Group should benefit from enhanced resilience and improved market access to face potentially more difficult macro environments and in the face of future incoming shipping regulations relating to the environment.

3	TERMS OF THE OFFER

3.1

Terms of the Offer. In accordance with Section 139 of the Securities and Futures Act 2001 of Singapore, the Code, and Regulations 14D and 14E of the SEC promulgated pursuant to the Exchange Act (subject to the SEC No-Action Relief),and subject to the terms and conditions to be set out in the formal offer documentation to be issued in respect of the Offer (the “Offer to Purchase”), the Offer will be made on the following basis:

(a)

Offer Shares. The Offer will be extended to all the Offer Shares, which shall include all new Shares unconditionally issued or to be issued prior to the final closing date of the Offer pursuant to the valid vesting and settlement of any outstanding awards granted by the Company which are (i) unvested, or (ii) vested but remain unsettled (the “Outstanding Awards”) pursuant to the 2018 Forfeitable Share Plan operated by the Company and its subsidiaries (the “FSP”).

(b)	Offer Price. The price shall be US$21.00 in cash for each Offer Share (the “Offer Price”).

(c)	No Encumbrances. The Offer Shares will be acquired by the Offeror:

(i)	fully paid;

(ii)

free from any claim, charge, pledge, mortgage, encumbrance, lien, option, equity, power of sale, declaration of trust, hypothecation, retention of title, right of pre-emption, right of first refusal, moratorium or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing; and

(iii)

together with all rights, benefits, and entitlements attached thereto as at the date of this Announcement (the “Offer Announcement Date”) and thereafter attaching thereto, including the right to receive and retain all dividends, rights, return of capital, and other distributions (if any) declared, paid or made by the Company in respect of the Offer Shares on or after the Offer Announcement Date, other than:

(A)	the Special Dividend; and

(B)

any dividend by reference to each quarter of the Company, declared by the Company with a record date falling on or prior to the end of the Subsequent Offering Period, in an amount determined in accordance with and subject to the parameters (including as to the maximum percentage limit of distributable profits) set out in, the Company’s dividend and capital return policy as in effect on 25 August 2022 (but without taking into account the Special Dividend in determining such amount) that has a declaration date, announcement date, record date and payment date that is consistent with past practice as to timing; provided that such dividend is permitted by applicable laws and regulations, and the rules of applicable stock exchanges, and shall not prejudice the payment of the Special Dividend (the “Permitted Dividend”), (such rights to dividends, rights, return of capital, and other distributions but excluding the Special Dividend and the Permitted Dividend, collectively, the “Distributions”).

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3.2

Adjustments for Distributions. Without prejudice to the foregoing, the Offer Price has been determined on the basis that the Offer Shares will be acquired with the right to receive any Distribution that may be declared, paid or made by the Company on or after the Offer Announcement Date. Accordingly, if any Distribution is declared, paid or made by the Company in respect of the Offer Shares on or after the Offer Announcement Date to a Grindrod Shareholder, the Offeror reserves the right to deduct from the Offer Price payable to each Grindrod Shareholder who validly tenders their Share or has validly tendered their Shares in accordance with the terms of the Offer, the amount of such Distribution. For the avoidance of doubt, no reduction of the Offer Price is contemplated by this paragraph 3.2 in respect of the declaration or payment of the Special Dividend or any Permitted Dividend.

3.3

Adjustment for alterations to capital. If, any time on or after the Offer Announcement Date and the end of the Subsequent Offering Period, any change in the outstanding Shares occurs as a result of any share split (including a reverse share split), subdivision or combination, any share dividend or share distribution with a record date during such period, the Offeror reserves the right to equitably adjust the Offer Price to reflect such change and provide the holders of each Share the same economic effect as contemplated hereunder prior to such event.

3.4

Jurisdictions. The Offer will be made in accordance with Regulations 14D and 14E of the SEC promulgated pursuant to the Exchange Act (subject to the SEC No-Action Relief) and the Code (subject to the SIC Rulings) as a single offer concurrently in the United States of America, South Africa, Singapore and other jurisdictions to which the Offer may be legally extended.

3.5	Offer Conditional. The Offer will be conditional on the satisfaction of the conditions set out in paragraph 4 below.

4	CONDITIONS TO THE OFFER

4.1

Offer Conditions. Pursuant to the terms of the Implementation Agreement, the Offer is conditional upon the satisfaction or, subject to paragraph 4.2 below, waiver (as the case may be) of the following conditions:

(a)	the Minimum Condition;

(b)	the Investment Policy Amendment Condition;

(c)	the Regulatory Condition;

(d)	the Irrevocable Instruction Condition; and

(e)	the other conditions which are set forth in Schedule 1 hereto,

(collectively, the “Offer Conditions”).

4.2

Benefit of Offer Conditions. The Implementation Agreement provides that each of the Offeror or TMI may in its sole discretion waive, in whole or in part, any of the Offer Conditions in accordance with the Code, save that the Minimum Condition, the Termination Condition (as defined in paragraph 3 of Schedule 1 hereto), the Regulatory Condition and the Injunction Condition (as defined in paragraph 3 of Schedule 1 hereto) may only be waived, amended or modified with the prior written consent of Grindrod.

4.3

Subsequent Offering Period. Following the satisfaction (or to the extent permitted, waiver) of the Offer Conditions as of the Expiration Time, the Offeror will provide for the Subsequent Offering Period during which Grindrod Shareholders who have not previously validly tendered their Shares may do so.

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5	SPECIAL DIVIDEND

5.1

In conjunction with the Offer, Grindrod has agreed to declare and pay an interim cash dividend of US$5.00 per Share (the “Special Dividend”) upon the terms and subject to the conditions set out in the Implementation Agreement and summarized below.

5.2	The Special Dividend shall be subject to the following terms and conditions:

(a)	the payment of the Special Dividend will be conditioned on the satisfaction (or to the extent permitted, waiver) of the Offer Conditions as of the Expiration Time;

(b)

the Special Dividend will be declared by the Company and the record date for the purposes of determining the entitlement of Grindrod Shareholders to the Special Dividend (the “Dividend Record Date”) will be determined and announced by the Company Board, subject to the requirements of NASDAQ listing rules and the Listings Requirements of the JSE and following consultation with TMI, promptly following the later of (i) the satisfaction of the Regulatory Condition, and (ii) the satisfaction of the Investment Policy Amendment Condition and provided that the Injunction Condition shall not have been triggered; and

(c)

such Dividend Record Date shall be a date which shall be, subject to the requirements of NASDAQ Listing Rule 5250(e)(6) and Rule 10b-17 promulgated under the Exchange Act and the Listings Requirements of the JSE, as close as practically possible to a scheduled Expiration Time occurring thereafter.

5.3

If the Offer Conditions are satisfied (or to the extent permitted, waived) as of the Expiration Time (as extended), Grindrod Shareholders that hold Shares as at the Dividend Record Date will be entitled to the Special Dividend. Accordingly, under the terms of the Offer and the Special Dividend, Grindrod Shareholders who have tendered their Shares in acceptance of the Offer (and who hold Shares as at the Dividend Record Date) would receive an aggregate value of:

US$26.00 per Share (the “Transaction Value”).

5.4	If the Offer Conditions are not satisfied (or to the extent permitted, waived) as of the Expiration Time (as extended), no Special Dividend will be paid by the Company.

6	OUTSTANDING FORFEITABLE SHARE AWARDS

6.1

The Company Group operates the FSP in which certain employees of the Company and the Company Subsidiaries and non-executive directors of the Company participate. Under the rules of the FSP, participating employees and non-executive directors may be granted awards to be settled with a specified number of Shares. As at the Offer Announcement Date, based on information provided by the Company, there are 475,515 Outstanding Awards, pursuant to which 475,515 Shares are issuable.

6.2

Awards Proposal. The Company and the Offeror will make a proposal (the “Awards Proposal”) to the holders of Outstanding Awards (“FSA Holders”) that, subject to the Acceptance Time occurring, each Outstanding Award shall become fully vested at the Acceptance Time by virtue of the Company’s compensation committee resolving to accelerate the vesting thereof. In respect of such Outstanding Awards:

(a)

if the consent of the relevant FSA Holder to the cancellation of all his or her Outstanding Awards so vested has been obtained, such FSA Holder shall be entitled, in consideration of such cancellation, to receive payment of US$21.00 (in lieu of the Offer Price) in respect of each Share which would have accrued on the Outstanding Awards held by such FSA Holder, using cash provided by the Offeror (each such payment, an “FSA Payment” and the aggregate of all such FSA Payments, the “Aggregate FSA Payment”);

(b)

if the consent of the relevant FSA Holder to the cancellation of all his Outstanding Awards so vested has not been obtained, such FSA Holder shall be entitled to be issued such number of Shares accruing to such Outstanding Awards, with such Shares to be delivered by the Company to such holder as promptly as practicable after the Acceptance Time; and

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(c)

subject to the occurrence of the Acceptance Time, each FSA Holder shall receive payment of US$5.00 (in lieu of the Special Dividend) (the “Special Dividend Equivalent Payment”) in respect of each Share which would have accrued on the Outstanding Awards held by such FSA Holder as at the Dividend Record Date, using cash provided by the Company.

6.3

Following payment by the Offeror to the Company of an amount equivalent to the Aggregate FSA Payment, the Company will promptly issue to the Offeror, such number of Shares obtained by dividing the Aggregate FSA Payment by the Offer Price.

6.4

Each FSA Payment and Special Dividend Equivalent Payment will be made by the Company no later than the first payroll date immediately following the Acceptance Time, and TMI, the Offeror and the Company shall be entitled to deduct or withhold from each such FSA Payment or Dividend Equivalent Payment, any amounts required to be deducted or withheld under applicable tax laws.

7	INFORMATION ON TMI AND THE OFFEROR

Information on TMI

7.1

TMI is an internally managed shipping company listed on the Premium Segment of the Official List, its shares trading on the Main Market of the London Stock Exchange since May 2021 (the IPO). TMI specialises in the acquisition and chartering of vessels in the Handysize and Supramax bulk carrier segments of the global shipping sector. TMI invests in a diversified portfolio of vessels which are primarily second-hand and which, historically, have earned returns in excess of the Company’s target dividend yield of 8% p.a. (on the initial issue price). The current portfolio numbers 27 vessels in the geared dry bulk segment (Handysize and Supramax types). The ships are employed utilising a variety of employment/charter strategies.

7.2

TMI pursues a progressive dividend policy. It announced an increased interim dividend of 2 cents per Ordinary Share paid on a quarterly basis on 28 July 2022, with a targeted total NAV return of 10-12% per annum over the medium to long-term. The Board of TMI declared a special dividend of 3.22 cents per share in respect of the period from IPO to 31 March 2022 paid on 6 May 2022, which brought total dividends declared for the period from IPO to 31 March 2022 to 8.47 US cents per share, representing a dividend yield on the IPO price of approximately 10% on an annualised basis.

7.3

TMI has the benefit of an experienced Executive Team led by Edward Buttery and who previously worked closely together at the Commercial Manager, Taylor Maritime. Established in 2014, Taylor Maritime is a privately owned ship-owning and management business with a seasoned team that includes the founders of dry bulk shipping company Pacific Basin Shipping (listed in Hong Kong 2343.HK) and gas shipping company BW Epic Kosan (formerly Epic Shipping) (listed in Oslo BWEK:NO). Taylor Maritime’s team of industry professionals are based in Guernsey, Singapore and London.

7.4

TMI believes the Proposed Transaction represents an exciting opportunity to combine Grindrod’s operations with TMI to create a significant owner of Handysize up to Ultramax dry cargo ships. TMI believes the complementary nature of the respective companies’ fleets and enhanced operational scale in the geared dry-bulk sector should create meaningful additional value for TMI Shareholders and customers that each of the companies serve. Further details of the benefits of the Transaction are set out below under “Rationale for, and benefits of, the acquisition”.

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Information on the Offeror

The Offeror is wholly-owned subsidiary of TMI which is incorporated in the Marshall Islands and whose principal business is to hold investments on behalf of the TMI group. The Offeror currently holds the TMI group’s existing investment in Grindrod.

8	INFORMATION ON GRINDROD

8.1

General corporate information. The Company is a global provider of maritime transportation services, predominantly in the drybulk sector. The Company was incorporated as a private company, Grindrod Shipping Holdings Pte. Ltd., on 2 November 2017 in accordance with the laws of the Republic of Singapore for the purpose of acquiring the shipping business from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa. On 25 April 2018, Grindrod Shipping Holdings Pte. Ltd. was converted from a private company to a public company incorporated in accordance with the laws of the Republic of Singapore and changed its name to Grindrod Shipping Holdings Ltd. The Company became a publicly traded company with its shares listed on the NASDAQ Global Select Market (“NASDAQ”) in the United States on 18 June 2018 under the symbol “GRIN”, and obtained a secondary listed on the Main Board of the JSE on 19 June 2018 under the symbol “GSH”.

8.2

The Company is headquartered in Singapore, with offices around the world including, London, Durban, Cape Town, Tokyo and Rotterdam. The Company focuses on smaller, geared vessel categories similar to those of TMI’s fleet. The Company owns 25 vessels which are mostly Japanese built, including 15 Handysize vessels (11 Japanese built) and 10 Supramax and Ultramax vessels (all Japanese built), with an average age of eight years. The Company also has six vessels in its chartered in fleet with purchase options on four. The Company has a longstanding history in shipping, its business having been founded in South Africa in 1910. Since the Company’s listing in 2018 it has streamlined its asset ownership structure and concentrated on dry bulk.

8.3	Grindrod Board. As at the Offer Announcement Date, based on publicly available information, the board of directors of the Company comprise:

(a)	Michael John Hankinson (Non-Executive Chairman);

(b)	John Peter Herholdt (Non-Executive Director);

(c)	Quah Ban Huat (Non-Executive Director);

(d)	Paul Charles Over (Non-Executive Director) (“PCO”);

(e)	Stephen William Griffiths (Interim Chief Executive Officer and Chief Financial Officer); and

(f)	Murray Paul Grindrod (Non-Executive Director),

(the “Company Board”, and the directors on the Company Board other than PCO being the “Independent Company Directors”).

9	FINANCIAL EVALUATION OF THE OFFER PRICE

9.1	The Transaction Value of US$26.00 represents the following premia over:

(a)

the last traded price per Share as quoted on the NASDAQ and the JSE respectively on 10 October 2022, being the last practicable full day of trading in the Shares on the NASDAQ and the JSE, preceding the Offer Announcement Date (the “Last Trading Day”);

(b)

the last traded price per Share as quoted on the NASDAQ and the JSE respectively on 26 August 2022, being the last full day of trading in the Shares on the NASDAQ and the JSE preceding the filing by TMI with the SEC on 29 August 2022 of an amendment to TMI’s Schedule 13D disclosing that TMI, the Offeror and Company had entered into a letter of intent with respect to the Offer (the “Disclosure Date”); and

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(c)

the following premia over the volume-weighted average price (“VWAP”) per Share as transacted on the NASDAQ and the JSE respectively for the 30-day, 60-day, 90-day and 180-day periods respectively prior to the Disclosure Date[3].

NASDAQ

Description		Share Price (1) (US$)	Premium of Transaction Value of US$26.00 over Share Price (2) (%)
1.	Last traded price per Share on 10 October 2022, being the Last Trading Day	24.51	6.1%
2.	Last traded price per Share on 26 August 2022 being the last full trading date prior to the Disclosure Date	20.50	26.8%
3.	VWAP for the 30-day period prior to the Disclosure Date	19.01	36.8%
4.	VWAP for the 60-day period prior to the Disclosure Date	19.87	30.8%
5.	VWAP for the 90-day period prior to the Disclosure Date	22.66	14.7%
6.	VWAP for the 180-day period prior to the Disclosure Date	21.78	19.4%

(1)

Grindrod Shipping share price quoted on the NASDAQ based on data extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.

(2)	The percentage figures are rounded to the nearest one decimal place.

[3]

VWAP share premia are by reference to the undisturbed GRIN share price prior to the filing by TMI with the U.S. Securities and Exchange Commission on 29 August 2022 of an amendment to its Schedule 13D disclosing TMI’s Letter of Intent to make the Offer.

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JSE

Description		Share Price (1) (ZAR)	Exchange rate (USD/ZAR) (2)	USD converted share price (3)	Premium of Transaction Value of US$26.00 over Share Price (4) (%)
1.	Last traded price per Share on 10 October 2022, being the Last Trading Day	424.99	18.13	23.44	10.9%
2.	Last trading price per Share on 26 August 2022 being the last full trading date prior to the Disclosure Date	331.03	16.88	19.61	32.6%
3.	VWAP for the 30-day period prior to the Disclosure Date	372.04	17.13	21.72	19.7%
4.	VWAP for the 60-day period prior to the Disclosure Date	344.89	17.02	20.26	28.3%
5.	VWAP for the 90-day period prior to the Disclosure Date	347.30	16.74	20.75	25.3%
6.	VWAP for the 180-day period prior to the Disclosure Date	360.56	16.15	22.33	16.4%

Notes:

(1)	Grindrod Shipping share price quoted on the JSE based on data extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.
(2)	Based on the rate extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.
(3)	The ZAR price is converted to USD at the rate prevailing on the relevant day or, in the case of the VWAP, the average rate prevailing during the relevant period.
(4)	The percentage figures are rounded to the nearest one decimal place.

10	BACKGROUND TO AND REASONS FOR THE OFFER

(a)	Background to the Offer

The Offeror, a wholly-owned subsidiary of TMI, first acquired shares in the Company in Q4 2021. Through additional purchases in Q4 2021 the Offeror established a 26% ownership position in the Company and designated Paul Charles Over to serve on the Company board of directors. On 25 August 2022, TMI delivered to the Company a non-binding indicative proposal to acquire 100% of the outstanding shares of the Company not already owned by Offeror through the Proposed Transaction.

(b)	Rationale for, and benefits of, the acquisition

Strategic shareholder consolidating ownership position through premium, all cash Offer

The aggregate value of $26.00 per Grindrod Share represents (i) a 26.8% premium to the price per Grindrod Share of US$20.50 on 26 August 2022 being the last traded price per Grindrod Share on the NASDAQ on 26 August 2022 and (ii) a 14.7% premium to the 90-day volume

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weighted average price of US$22.66 per Grindrod Share prior to the Disclosure Date. The Company’s stock average daily trading volume on the NASDAQ of $7.3m during the 90-day period prior to 26 August 2022 represents 1.4% of the Offer’s $506.3m valuation of the Company being traded each day. The Offer is conditional upon, among other conditions, the Minimum Condition, namely the Offeror owning more than 50.0% of the shares carrying voting rights of the Company.

Certainty of a premium, cash exit for Grindrod investors

The Offer in cash provides an immediate and certain exit opportunity for Grindrod Shareholders at an attractive premium to Grindrod’s undisturbed share price at a time of significant market volatility and economic uncertainty.

Strategic combination creates a significant market player in the mid-sized dry-bulk industry with a fleet of 58 vessels

TMI believes the Offer will create a significant player and owner of mid-sized dry-bulk ships. Together TMI and Grindrod own a fleet of 58 geared vessels (including 6 chartered-in ships, 4 of which have purchase options), providing freight capacity to a high-quality customer base and moving a diversified portfolio of cargoes around the world.

TMI believes complementary fleets have the potential to generate defensive earnings and sustainable dividends, improving average vessel age and carbon intensity.

Scale and global operations to unlock additional revenue and operational cost savings

TMI believes the combination of TMI and the Company would enable the Enlarged Group’s chartering and technical management functions to realise additional value through the enhanced scale and utilization of the combined fleet and charter book. TMI believes the combined fleet will mean that the Enlarged Group’s assets are closer to its customers around the world, enabling TMI and Grindrod’s experienced chartering teams to create additional value through positioning advantages, and the technical teams to make economic, bulk purchases of spares. TMI expects the Enlarged Group to achieve enhanced realised revenue and cost unit economics that are not available to either TMI or Grindrod on a standalone basis.

Conservative business model and capital structure to deliver liquidity and free cash generation

TMI expects that the Enlarged Group will maintain a conservative long-term capital structure. In order to fund the Offer, TMI has arranged an acquisition facility. At 100% acceptances, TMI will exceptionally increase its debt to gross assets ratio to 40% and is committed to reducing this to no more than 25% within 18 months, with the new facility significantly reduced or eliminated within that timeframe.

TMI intends to continue to implement its strategy of employing its ships primarily on period time-charters, utilizing a mix of duration including short term Charters (less than 6 months), medium term Charters (more than 6 months) and long-term Charters (greater than a year) which are expected to benefit from staggered renewals of an even larger fleet, with a view to flattening the income curve.

TMI expects the combined fleet to generate robust free cash flow, which, together with proceeds from vessel sales, as part of overall fleet renewal strategy, are expected to be used by TMI to repay debt.

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Resilient and flexible business model

TMI expects the Enlarged Group should benefit from enhanced resilience and improved market access to face potentially more difficult macro environments and in the face of future incoming shipping regulations relating to the environment.

11	TENDER AND SUPPORT AGREEMENTS

11.1

As at the Offer Announcement Date, each of the following Grindrod Shareholders has executed a tender and support agreement with TMI and the Offeror (collectively the “Tender and Support Agreements”), under which each of them has agreed to accept the Offer:

(a)	Grindrod Investments Proprietary Limited (which holds 1,922,740 Shares, representing10.12% of all the Shares as at the date hereof); and

(b)	Michael John Hankinson (who holds 16,423 Shares[4], representing 0.09% of all the Shares as at the date hereof),

(each a “Tender and Support Party”, and collectively, the “Tender and Support Parties”).

In the Tender and Support Agreement with Grindrod Investments Proprietary Limited, TMI and the Offeror have agreed that an injunction is the sole and exclusive remedy for breach of the Tender and Support Agreement by such Tender and Support Party.

11.2	Pursuant to the Tender and Support Agreements, each Tender and Support Party has undertaken and/or agreed, inter alia, that:

(a)

Each Tender and Support Party agrees to promptly (and, in any event, not later than ten (10) business days after commencement of the Offer with respect to Subject Shares Beneficially Owned as of the date of such Tender and Support Agreement and as soon as practicable (but not later than five (5) business days) after the Tender and Support Party acquires Beneficial Ownership of any additional Shares during the Support Period, but in any case prior to the Expiration Time) accept, and/or cause to be accepted, the Offer with respect to all the Subject Shares of the Tender and Support Party and deliver and/or tender or cause to be delivered and/or tendered all such Subject Shares of the Tender and Support Party to a depositary in South Africa designated in the Offer Documents (the “Depositary”).

(b)

No Withdrawal. Each Tender and Support Party agrees not to withdraw, and not to cause or permit to be withdrawn, any Subject Shares from the Offer, or any acceptance of the Offer, unless and until (i) the Offer shall have been terminated or shall have expired without Offeror having accepted for payment any Shares tendered in the Offer, in each case, in accordance with the terms of the Offer or (ii) termination of the relevant Tender and Support Agreement in accordance with paragraph 11.2(e) of this Announcement.

(c)

Conditional Obligation. Each Tender and Support Party acknowledges and agrees that the Offeror’s obligation to accept for payment Shares tendered into the Offer, including the Subject Shares tendered by the Tender and Support Party, is subject to the terms and conditions of the Offer.

(d)

Voting Agreement. Each Tender and Support Party agrees that, during the Support Period, it will not, or, if granting a proxy with respect to the Subject Shares, will instruct the proxy holder not to, vote any Subject Shares in favour of, or consent to, and will, or, if granting a proxy with respect to the Subject Shares, will instruct the proxy holder to, vote against and not consent to, the approval of any (i) Company Acquisition Proposal, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company other than the Offer, or (iii) corporate action, the consummation of which would prevent or materially delay the

[4]	Excluding 4,166 Company Forfeitable Shares held by Michael John Hankinson as at the Offer Announcement Date.

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consummation of the Offer. Each Tender and Support Party shall use its commercially reasonable efforts to ensure that, during the Support Period, any other Person having voting power with respect to any Subject Shares will not vote any such Subject Shares in favour of or consent to, and will vote against, the approval of the matters described in (i) to (iii) of this paragraph 11.2(d).

(e)

Termination of Tender and Support Agreement. Each Tender and Support Agreement shall terminate upon the termination or expiration of the Support Period or upon the termination of the Implementation Agreement.

11.3	For the purposes of paragraph 11.2 hereto, the following words and expressions have the following meanings:

(a)

A Tender and Support Party shall be deemed to “Beneficially Own” or to have acquired “Beneficial Ownership” of a security if the Tender and Support Party is the “beneficial owner” with respect to such security (within the meaning of Rule 13d-3 under the Exchange Act) or in which Shareholder may become otherwise interested (within the meaning of Section 7 of the Companies Act 1967 of Singapore (the “Companies Act”)).

(b)

“Offer Documents” shall mean collectively, a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act and a Transaction Statement on Schedule 13E-3 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Parent Schedule 13E-3”) with respect to the Offer in accordance with Rule 13e-3(d) promulgated under the Exchange Act.

(c)

“Subject Shares” shall mean any Shares that are owned or controlled (including, but not limited to, the Shares that the Tender and Support Party legally or Beneficially Owns as set out at paragraph 11.1 hereto), or hereafter acquired or controlled, by the Tender and Support Party, or for which the Tender and Support Party otherwise becomes the record or Beneficial Owner (within the meaning of Rule 13d-3 of the Exchange Act) or may become otherwise interested (within the meaning of Section 7 of the Companies Act), prior to the end of the Support Period, including Shares acquired after the date of any Tender and Support Agreement pursuant to acquisition by purchase, conversion or exercise of any security convertible into or exercisable for Shares, stock dividend, distribution, bonus issue, stock split, split-up, combination, merger, consolidation, reorganization, recapitalization, combination or similar transaction.

(d)

“Support Period” shall mean the period from the date of each tender and Support Agreement through the earliest of (i) the date upon which the Implementation Agreement is validly terminated in accordance with its terms, (ii) the date on which the Expiration Date of the Offer has occurred and the Subsequent Offer Period has expired, (iii) any date upon which any modification, waiver or amendment is made to any provision of the Implementation Agreement that is effected without the Tender and Support Party’s prior written consent and that reduces the amount or changes the form or type of the Offer Price, reduces, or imposes any conditions, requirements or restrictions on, the Tender and Support Party’s right to receive the Offer Price or otherwise adversely affects the interests of the Tender and Support Party in any material respect; (iv) the announcement in accordance with Rule 3.5 of the Code of a Company Acquisition Proposal ; or (v) 13 January 2023.

11.4

Total irrevocable commitments. Pursuant to the Tender and Support Agreements, the Offeror has received irrevocable commitments in respect of 1,939,163 Offer Shares in aggregate, representing 10.21% of all the Shares.

11.5

No other irrevocable commitments. Save for the Tender and Support Agreements, the Offeror has not received any irrevocable commitments from any other party to accept or reject the Offer as at the Offer Announcement Date.

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11.6

Available for inspection. Copies of the Tender and Support Agreements are available for inspection during normal business hours at the London offices of TMI, at BSI House, 59 Markham Street, London SW3 3NR, from the Offer Announcement Date until the close of the Offer.

12	TMI SHAREHOLDER APPROVAL

12.1

The Offer is subject to the approval of TMI’s shareholders in respect of a proposed amendment to TMI’s existing investment policy (the “Investment Policy Amendment”). The Investment Policy Amendment would increase TMI’s maximum aggregate borrowing limit to 40% of gross asset value for acquisition financing, reducing to no more than 25% within 18 months, and would allow for the acquisition of a shipping company with a single investment restriction of 40% of gross asset value reducing to below 30% within 18 months.

12.2

The Investment Policy Amendment is considered to constitute a material change to the Company’s published Investment Policy. Therefore, pursuant to LR 15.4.8(2) of the Listing Rules of the FCA, TMI is required to obtain the approval of TMI Shareholders by way of an ordinary resolution, which requires the approval of a simple majority of the TMI Shareholders present in person or by proxy and entitled to vote at the meeting (the “Resolution”). The FCA has given its prior approval to the proposed amendments.

12.3

With regard to the Investment Policy Amendment Condition, as at the Offer Announcement Date, the directors of TMI have undertaken to vote in favour of the Resolution in respect of their own beneficial holdings, which amount in aggregate to 3,618,476 ordinary TMI shares and represent approximately 1.1 per cent of TMI’s issued share capital as at11 October 2022 (being the latest practicable date prior to the Offer Announcement Date).

12.4

Undertakings to vote in favour of the Resolution have also been received from certain other TMI Shareholders, which amount in aggregate to 41,946,549 TMI ordinary shares and represent approximately 12.7 per cent of TMI’s issued share capital as at 11 October 2022 (being the latest practicable date prior to the Offer Announcement Date).

12.5

Letters of intent to vote in favour of the Resolution have also been received from certain other TMI Shareholders, which amount in aggregate to 78,606,747 TMI ordinary shares and represent approximately 23.8 per cent of TMI’s issued share capital as at 11 October 2022 (being the latest practicable date prior to the Offer Announcement Date).

12.6

Undertakings and letters of in intent to vote in favour of the Resolution have therefore been received in respect of 124,171,772 TMI ordinary shares in aggregate, representing approximately 37.6 per cent of TMI’s issued share capital in total as at 11 October 2022 (being the latest practicable date prior to the Offer Announcement Date).

13	CONFIRMATION OF FINANCIAL RESOURCES

Evercore Asia (Singapore) Pte. Ltd.(“Evercore”), as financial adviser to the Offeror in connection with the Offer, confirms that sufficient financial resources are available to the Offeror to satisfy in full all acceptances of the Offer for the Offer Shares in cash on the basis of the Offer Price.

14	GRINDROD BOARD RECOMMENDATION

The Independent Company Directors have been advised by Provenance Capital Pte. Ltd. (the “IFA”) in connection with the financial terms of the Offer. Subject to the opinion of the IFA to be issued to the Independent Company Directors (and to be disclosed to the Grindrod Shareholders in the Solicitation/Recommendation Statement on Schedule 14D-9 to be mailed by Grindrod to the Grindrod Shareholders) (the “Company Circular”) on whether the financial terms of the Offer are fair and reasonable, the Independent Company Directors preliminarily recommend that the Grindrod Shareholders accept the Offer.

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Grindrod Shareholders are advised not to take any action in relation to the Offer until Grindrod Shareholders have carefully considered (a) the Independent Company Directors’ formal recommendation to Shareholders in relation to the Offer in the Company Circular, (b) the advice of the IFA to be disclosed in the Company Circular, and (c) the intentions of the Offeror (where regard should also be had to paragraph 16 (Compulsory Acquisition) and paragraph 17(Listing Status) hereof), to be set out in the offer document referred to in paragraph 18.

15	DISCLOSURES ON HOLDINGS AND DEALINGS IN RELEVANT SECURITIES

15.1

As at the Offer Announcement Date, the Offeror and parties acting in concert with it own or control in aggregate 4,925,023 Shares, representing approximately 25.93% of all the Shares, details of which are set out in Schedule 2.

15.2

Save as disclosed in this Announcement (in particular Schedule 2 and Schedule 3), and based on the latest information available to the Offeror, neither the Offeror nor parties acting in concert with it:

(a)	owns, controls or has agreed to acquire any:

(i)	Shares;

(ii)	securities which carry voting rights in the Company; and

(iii)	convertible securities, warrants, options or derivatives in respect of such Shares or securities,

(collectively, the “Company Securities”);

(b)	has received any irrevocable undertakings from any party to accept or reject the Offer;

(c)	has dealt for value in any Company Securities during the period commencing three months preceding 29 August 2022 and ending on the Offer Announcement Date;

(d)	has entered into any arrangement (whether by way of option, indemnity or otherwise) in relation to the Shares which might be material to the Offer; or

(e)	has in respect of the Company Securities:

(i)	granted a security interest over any Company Securities to another person, whether through a charge, pledge or otherwise;

(ii)	borrowed from another person any Company Securities (excluding borrowed Company Securities which have been on-lent or sold); or

(iii)	lent any Company Securities to another person.

16	COMPULSORY ACQUISITION

16.1

Pursuant to Section 215(1) of the Companies Act, if the Offeror acquires not less than 90% of the total issued Shares as at the date of the Offer (other than those already held by the Offeror, its related corporations or their respective nominees as at the date of the Offer and which, for the avoidance of doubt, excludes any Shares held by the Company in treasury) (the “Compulsory Acquisition Threshold”) within four months after the date of the Offer, the Offeror will be entitled to exercise its rights under Section 215(1) of the Companies Act to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer on the same terms as the Offer.

In such event, the Offeror intends to exercise its right to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer. The Offeror will then proceed to delist the Company from the JSE and NASDAQ and terminate the registration of the Shares with the SEC.

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16.2

Pursuant to Section 215(3) of the Companies Act, if the Offeror acquires such number of Offer Shares which, together with Shares held by it, its related corporations and their respective nominees, comprise 90% or more of the total issued Shares, the Grindrod Shareholders who have not accepted the Offer have a right to require the Offeror to acquire their Shares at the Offer Price. Such Grindrod Shareholders who wish to exercise such right are advised to seek their own independent legal advice.

17	LISTING STATUS

Nasdaq

17.1

Depending upon the number of Shares purchased by the Offeror pursuant to the Offer, the Shares may no longer meet the requirements of NASDAQ for continued listing and may be delisted from NASDAQ. According to NASDAQ’s published guidelines, NASDAQ would consider delisting the Shares if, among other things: (i) the number of Shares publicly held falls below 750,000; (ii) the number of holders (including both holders of beneficial interest and holders of record) of Shares falls below 400; or (iii) the market value of such publicly-held Shares is not at least US $5,000,000.

17.2

In addition, following the consummation of the Offer, if NASDAQ does not initiate delisting procedures on its own, the Offeror may decide to cause the Company to voluntarily delist the Shares from NASDAQ, depending upon the number of Shares purchased by the Offeror pursuant to the Offer and the number of holders of the Shares. If the Offeror acquires such number of Offer Shares which, together with Shares held by it, its related corporations and their respective nominees, comprise 90% or more of the total issued Shares within four months after the date of the Offer and the Offeror exercises its rights under Section 215(1) of the Companies Act to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer, the Offeror intends to cause the Company to voluntarily delist the Shares from NASDAQ.

17.3

Registration of the Shares under the Exchange Act, may be terminated upon notice to the SEC if the Shares are neither listed on a national securities exchange in the U.S. nor held by 300 or more holders of record. Termination of such registration of the Shares would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of such Act no longer applicable to the Company, such as the requirement of furnishing an annual report on Form 20-F to shareholders and the requirements of Rule 13e-3 under such Act with respect to “going private” transactions.

17.4

Grindrod Shareholders should note that the Offeror may seek to delist from NASDAQ and terminate the Company’s registration of the Shares under the Exchange Act in circumstances where the 90% Compulsory Acquisition Threshold is not met, subject to satisfying applicable legal and regulatory requirements (including any requirements imposed by NASDAQ and/or the SEC) at the relevant time.

JSE

17.5

In a scenario where the Offeror exercises its right to compulsorily acquire and acquires or agrees to acquire all of the Offer Shares (in the circumstances contemplated in paragraph 17.1), the Offeror intends to procure that the Company will make an application for the cancellation of the listing of its securities on the List maintained by the JSE and for the cancellation of the admission to trading of the Company’s securities on the Main Board of the JSE.

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17.6

It is anticipated that the application for cancellation of the listing on the List maintained by the JSE and the admission to trading on the Main Board of the JSE will take effect no earlier than the commencement of business on the JSE on the date that is 30 JSE Business Days after the publication by the Offeror of an announcement that it is invoking its right to compulsorily acquire all of the Offer Shares.

17.7

Grindrod Shareholders should note that the Offeror may also seek to delist from the JSE in circumstances where the 90% Compulsory Acquisition Threshold is not met, subject to satisfying applicable legal and regulatory requirements (including any requirements imposed by the JSE and/or the South African Reserve Bank) at the relevant time.

17.8

Delisting of the Shares from NASDAQ and the cancellation of the listing on the List maintained by the JSE would significantly reduce the liquidity and marketability of the Shares. Delisting of the Shares from the JSE would significantly reduce the liquidity and marketability of the Shares held on the South African register.

18	OFFER DOCUMENT

18.1

Further information on the Offer will be set out in an Offer to Purchase and related documents to be mailed to the Grindrod Shareholders. The Offer to Purchase, which will contain the terms and conditions of the Offer, and enclose the appropriate form(s) of acceptance, will be despatched to Grindrod Shareholders no earlier than 14 days and no later than 21 days from the Offer Announcement Date. The Offer will remain open for acceptances by Grindrod Shareholders for a period of at least 20 U.S. business days, or 28 days from the date of mailing of the Offer to Purchase, whichever the longer.

18.2	In the meantime, Grindrod Shareholders are advised to exercise caution when dealing in the Shares.

19	GRINDROD SHAREHOLDERS IN OTHER JURISDICTIONS

The availability of the Offer to persons not resident in the United States of America, South Africa, the United Kingdom, or Singapore maybe affected by the laws of the relevant jurisdiction. Grindrod Shareholders of the Company who are not resident in the United States of America, South Africa, the United Kingdom, or Singapore should inform themselves about, and observe, any applicable requirements in their own jurisdiction. Further details in relation to Grindrod Shareholders of the Company who are not resident in the United States of America, South Africa, the United Kingdom, or Singapore will be contained in the Offer to Purchase.

20	APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Provenance Capital Pte. Ltd. has been appointed as the independent financial adviser (“IFA”) to advise the Independent Company Directors who are considered independent for the purposes of the Offer and the FSA Proposal. The Company Circular will contain, inter alia, the opinion provided by the IFA to the Independent Company Directors and the recommendation of the Independent Company Directors and will be sent to Grindrod Shareholders and FSA Holders, together with the Offer to Purchase in accordance with the requirements of the Code and Rule 14d-9 of the SEC promulgated pursuant to the Exchange Act.

21	RESPONSIBILITY STATEMENT

21.1

Company Board. The Company Board (including those who may have delegated supervision of this Announcement) has taken all reasonable care to ensure that the facts stated and all opinions expressed in paragraphs 8 and 14 of this Announcement (but not in any other paragraph of this Announcement) are fair and accurate and that no material facts have been omitted from paragraphs 8 and 14 of this Announcement, the omission of which would make any statement in paragraphs 8 and 14 of this Announcement (but not in any other paragraph of this Announcement) misleading; and the Company Board jointly and severally accepts responsibility accordingly.

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Where any information in paragraphs 8 and 14 of this Announcement (but not in any other paragraph of this Announcement) has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the Company Board has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in paragraphs 8 and 14 of this Announcement (but not in any other paragraph of this Announcement). The Company Board does not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.

21.2

Offeror Board. The Offeror Board (including those who may have delegated supervision of this Announcement) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement (other than paragraphs of this Announcement) are fair and accurate and that no material facts have been omitted from this Announcement (other than paragraphs 8 and 14 of this Announcement), the omission of which would make any statement in this Announcement (other than paragraphs 8 and 14 of this Announcement) misleading; and the Offeror Board jointly and severally accepts responsibility accordingly. Where any information in this Announcement has been extracted or reproduced from published or otherwise publicly available sources (including, without limitation, information relating to the Company and its subsidiaries and associated companies), the sole responsibility of the Offeror Board has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement (other than paragraphs 8 and 14 of this Announcement). The Offeror Board does not accept any responsibility for any information, or opinion expressed, in paragraphs 8 and 14 of this Announcement.

21.3

TMI Board. The TMI Board (including those who may have delegated supervision of this Announcement) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement (other than paragraphs 8 and 14 of this Announcement) are fair and accurate and that no material facts have been omitted from this Announcement (other than paragraphs 8 and 14 of this Announcement), the omission of which would make any statement in this Announcement (other than paragraphs 8 and 14 of this Announcement) misleading; and the TMI Board jointly and severally accepts responsibility accordingly. Where any information in this Announcement has been extracted or reproduced from published or otherwise publicly available sources (including, without limitation, information relating to the Company and its subsidiaries and associated companies), the sole responsibility of the TMI Board has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement (other than paragraphs 8 and 14 of this Announcement). The TMI Board does not accept any responsibility for any information, or opinion expressed, in paragraphs 8 and 14 of this Announcement.

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12 October 2022

BY ORDER OF THE BOARD	BY ORDER OF THE BOARD	BY ORDER OF THE BOARD

GOOD FALKIRK (MI) LIMITED	TAYLOR MARITIME INVESTMENTS LIMITED	GRINDROD SHIPPING HOLDINGS LTD.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation EU 596/2014 as it forms part of retained EU law (as defined in the European Union (Withdrawal) Act 2018).

Forward-Looking Statements

This Announcement contains forward-looking statements relating to a voluntary conditional cash offer by the Offeror to acquire all of the issued ordinary shares in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury), which offer involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

All statements other than statements of historical facts included in this Announcement are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect TMI’s and the Offeror’s, or, as applicable, the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information.

These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions to closing of any transaction that is agreed to by TMI, the Offeror and the Company (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many of the Company’s shareholders will tender their shares into any offer and the possibility that any agreed transaction is not consummated.

Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and neither TMI, the Offeror, the Company, nor Evercore undertakes any obligation to update publicly or revise any forward-looking statements, subject to compliance with any applicable laws and regulations and/or rules of the SGX-ST and/or any other regulatory or supervisory body or agency.

Important Information

The tender offer by the Offeror referred to in this communication has not commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of the Company or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO that TMI and/or the Offeror will file, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Company will file, with the SEC, in the event that the tender offer is commenced. Any solicitation and offer to buy Shares of the Company will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, TMI, the Offeror and/or a subsidiary

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or affiliate thereof will file with the SEC a Tender Offer Statement on Schedule TO and other necessary filings and in connection therewith the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings with the SEC. Any such Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and any such Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. Any holders of Shares are urged to read these documents carefully if and when they become available because they will contain important information that holders of Shares should consider before making any decision with respect to the tender offer. In the event that a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by TMI and/or the Offeror will be available free of charge on TMI’s internet website at taylormaritimeinvestments.com/investor-centre/. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at grinshipping.com/investor relations. In addition, holders of Shares may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

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SCHEDULE 1

OTHER CONDITIONS TO THE OFFER

1	Other Conditions to the Offer

Pursuant to the terms of the Implementation Agreement, in addition to the conditions set out in paragraph 2.1(e) of this Announcement, the Offer shall be conditional upon none of the following events having occurred and continuing to exist since the date of the Implementation Agreement:

(1)	the Implementation Agreement shall have been terminated in accordance with its terms (the “Termination Condition”);

(2)	since the date of the Implementation Agreement, any of the following shall have occurred:

(a)

a material adverse change in the assets, financial condition, profits, or results of operation of the Company Group, taken as a whole (excluding, for the avoidance of doubt, the impact of the Special Dividend and any Permitted Dividend);

(b)

any litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against the Company or any of the Company Subsidiaries which would, or would reasonably be expected to, have a material adverse effect on the assets, financial condition, or results of operation of the Company Group taken as a whole; and/or

(c)

the discovery by TMI that any financial, business, or other information concerning the Company Group, publicly disclosed by the Company or any of the Company Subsidiaries in a filing with the SEC or the JSE within the three (3) years preceding the date of the Implementation Agreement was materially misleading, contained a material misrepresentation of fact, or omitted to state a fact necessary to make the information not misleading, in each case, as at the time of such public disclosure and which in any case is materially adverse to the assets. financial condition or results of operations of the Company Group taken as a whole, in the case of each of paragraphs (2)(a), (2)(b), and (2)(c) above, having the effect of causing, or being reasonably likely to cause, a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group, taken as a whole, as reflected in the latest publicly disclosed consolidated balance sheet, by more than twenty percent (20%) as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022.

(3)	since the date of the Implementation Agreement, any of the following shall have occurred and be continuing without the prior written consent of TMI:

(a)	the Company converting all or any of the Shares into a larger or smaller number of Shares;

(b)

the Company entering into a share buy-back agreement or resolving to approve the terms of a share buy-back agreement under the Singapore Companies Act (other than (i) the withholding of Shares to satisfy tax withholding obligations with respect to any of the Company Forfeitable Shares in accordance with the terms of the Company Equity Plan and any applicable award, (ii) the forfeiture of outstanding Company Forfeitable Shares, or (iii) the cancellation of Company Forfeitable Shares as contemplated by Section 1.5 of the Implementation Agreement);

(c)

the Company resolving to reduce its share capital in any way (other than (i) the withholding of Shares to satisfy tax withholding obligations with respect to any of the Company Forfeitable Shares in accordance with the terms of the Company Equity Plan and any applicable award, (ii) the forfeiture of outstanding Company Forfeitable Shares, or (iii) the cancellation of Company Forfeitable Shares as contemplated by Section 1.5 of the Implementation Agreement);

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(d)

the Company making any allotment or issuance of, or granting any option or other security to subscribe for or convertible into, any Shares (other than the allotment and issuance of Shares upon the vesting and settlement of any Company Forfeitable Shares outstanding at the date of the Implementation Agreement in accordance with their terms and pursuant to the FSA Payment Issuance);

(e)

the Company issuing, or agreeing to issue, convertible notes or other debt securities (excluding transactions between members of the Company Group and borrowings in the ordinary and usual course under the Company Group’s existing credit facilities or working capital lines);

(f)

the Company declaring, making or paying any dividends or any other form of distribution to its Grindrod Shareholders (excluding (i) the declaration, making and payment of the Special Dividend, (ii) declaring, making or paying a dividend by reference to each quarter of the Company in an amount determined in accordance with and subject to the parameters (including as to the maximum percentage limit of distributable profits) set out in, the Company’s dividend and capital return policy as in effect on 25 August 2022 (but without taking into account the Special Dividend in determining such amount) that has a declaration date, announcement date, record date and payment date that is consistent with past practice as to timing and amount provided that such dividend is permitted by Law and shall not prejudice the payment of the Special Dividend, and (iii) the making or payment of the Special Dividend Equivalent Payment);

(g)	an Order issued by any court of competent jurisdiction restraining, enjoining, preventing or otherwise prohibiting the consummation of the Offer shall be in effect (the “Injunction Condition”);

(h)	the Company or any Company Material Subsidiary resolving that it be wound up;

(i)	the appointment of a liquidator, provisional liquidator, judicial manager, provisional judicial manager and/or other similar officer of the Company or any Company Material Subsidiary;

(j)	the making of an order by a court of competent jurisdiction for the winding-up of the Company or any Company Material Subsidiary;

(k)	the Company or any Company Material Subsidiary entering into any arrangement or general assignment or composition for the benefit of its creditors generally;

(l)	the appointment of a receiver or a receiver and manager, in relation to all or a substantial part of the property or assets of the Company Group;

(m)	the Company or any Company Material Subsidiary becoming or being deemed by Law or a court of competent jurisdiction to be insolvent;

(n)	all or substantially all of the Company Group ceases to carry on business in the ordinary and usual course;

(o)

the Company or any Company Subsidiary becoming the subject of any criminal investigation and/or proceeding that would, or is reasonably likely to have a material adverse effect on the assets, financial condition, or results of operation of the Company Group taken as a whole and having the effect of causing, or being reasonably likely to cause, a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group by more than twenty percent (20%) as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022;

(p)	the occurrence of any event which, under the laws of any jurisdiction, has an analogous or equivalent effect to any of the foregoing event(s); and

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(q)

any representation and warranty of the Company in the Implementation Agreement not being true and correct as of the date of the Implementation Agreement and immediately prior to the Expiration Time, as though made on and as of such time (except to the extent such representation or warranty is expressly made as of a specific date or time, in which case as of such date or time), except where the failure to be so true and correct would not have or reasonably be expected to have a material adverse effect on the assets, financial condition or results of operation of the Company Group taken as a whole and having the effect of causing a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group by more than twenty percent (20%) as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022.

In the event all the Offer Conditions are satisfied on a date, falling after the expiry of the Initial Expiration Time, which is not a Qualifying U.S. Business Day, the Offer Conditions will only be deemed to be satisfied on the next Qualifying U.S. Business Day.

2	Termination of the Implementation Agreement

For the purposes of paragraph 1(1) of this Schedule 1, the Implementation Agreement provides, that it be terminated and the transactions contemplated hereby may be abandoned (with respect to paragraphs 2(b) to (i) of this Schedule 1 by written notice by the terminating party to the other party) at any time prior to the Acceptance Time, in each case, after consultation with, or approval of the SIC, as and to the extent required under the Code:

(a)	by mutual written agreement of TMI and the Company, by action of the TMI Board and the Company Board, respectively;

(b)

by either the Company or TMI, if the Acceptance Time shall not have occurred on or before 11:59 p.m., New York City time, on 13 January 2023 (such date, the “Outside Date”); provided, that the right to terminate the Implementation Agreement pursuant to this paragraph 2(b) shall not be available to any party whose breach of the Implementation Agreement has been a principal cause of the failure of the Acceptance Time to occur on or before the Outside Date;

(c)

by either the Company or TMI, if any court of competent jurisdiction or shall have issued any Order prior to the Acceptance Time permanently restraining, enjoining, preventing or otherwise prohibiting, the consummation of the Offer and, in each case, such Order shall have become final and non-appealable; provided, that the right to terminate the Implementation Agreement pursuant to this paragraph 2(c) shall be available only if the party seeking to terminate the Implementation Agreement shall have complied with its applicable obligations under Section 4.3 of the Implementation Agreement before asserting the right to terminate under this paragraph 2(c);

(d)

by TMI or the Offeror, at any time prior to the Acceptance Time, if (i) the Company Board or any committee thereof shall have effected a Company Change of Board Recommendation, or (ii) the Company shall have entered into a definitive acquisition agreement with respect to a Company Acquisition Proposal;

(e)

by the Company, at any time prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Company Proposal in accordance with Section 4.2(d) of the Implementation Agreement, but only if the Company has not breached, in any respect, its obligations under Section 4.2 of the Implementation Agreement with respect to such Superior Company Proposal; provided, that immediately following or concurrently with such termination, the Company enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Company Proposal;

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(f)

by TMI if: (i) there has been a material breach by the Company of its representations, warranties or covenants contained in the Implementation Agreement such that any Offer Condition is not reasonably capable of being satisfied while such breach is continuing, (ii) TMI shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or thirty (30) days from the date of delivery of such written notice to the Company; provided, that TMI shall not be permitted to terminate the Implementation Agreement pursuant to this paragraph 2(f) if there has been any material breach by TMI of its obligations under the Implementation Agreement;

(g)

by the Company if: (i) there has been a material breach by TMI or the Offeror of any of its representations, warranties or covenants contained in the Implementation Agreement such that any of the Offer Conditions is not reasonably capable of being satisfied while such breach is continuing, or Offeror is not reasonably likely to consummate the Offer while such breach is continuing; (ii) the Company shall have delivered to TMI written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or thirty (30) days from the date of delivery of such written notice to TMI; provided, that the Company shall not be permitted to terminate the Implementation Agreement pursuant to this paragraph 2(g) if there has been any material breach by the Company of its obligations under the Implementation Agreement;

(h)

by TMI or the Company, if the Offer shall have expired or been terminated in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer) following the end of the aggregate thirty-five (35) Business Day period set forth in proviso (1) in clause (C) of Section 1.1(e)(ii) of the Implementation Agreement or the Expiration Time shall not have occurred 60 calendar days after the Commencement Time, unless otherwise agreed by TMI and the Company with the prior written consent of the SIC; or

(i)

by TMI or the Company, if the Investment Policy Amendment has been submitted to the TMI Shareholders for approval at a duly convened TMI Shareholder Meeting and the Requisite TMI Shareholder Vote shall not have been obtained at such meeting (unless such TMI Shareholder Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof).

3	Definitions

For the purposes of this letter, the following words and expressions shall have the following meanings:

“Acceptance Time” means the time at which the Offeror irrevocably accepts for payment all Shares that are validly tendered and not withdrawn as of the Expiration Time.

“Affiliates” when used with respect to any Person, means any other Person who is an “affiliate” of that first Person within the meaning of Rule 405 promulgated under the Securities Act.

“Aggregate FSA Payment” means all FSA Payments collectively.

“Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable law to close.

“Commencement Time” means the date and time of the commencement of the Offer.

“Company Acquisition Proposal” means any offer or proposal from a Third Party (other than TMI or its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, in connection with (a) a scheme of arrangement, business combination, amalgamation or other similar transaction involving the Company in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership of Equity Interests representing more than 50% of the issued Shares (other than shares held in treasury), (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger,

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consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing more than 50% of the consolidated assets of the Company Group based on their fair market value as determined in good faith by the Company Board, (c) an issuance or sale (including by way of scheme of arrangement, business combination, amalgamation or otherwise) of Equity Interests representing more than 50% of the issued Shares (other than shares held in treasury), (d) a tender offer or exchange offer in which any Third Party or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing more than 50% of the issued Shares (other than shares held in treasury), or (e) any combination of the foregoing (in each case, other than the Offer).

“Company Board” means the Board of Directors of the Company.

“Company Equity Plan” means the Company’s 2018 Forfeitable Share Plan, as amended with the approval of the holders of the Company Shares at the Company’s 2022 Annual General Meeting.

“Company Forfeitable Shares” means awards of entitlements to Shares, subject to vesting conditions and other terms and conditions, granted pursuant to the Company Equity Plan, that settle in Shares when vested.

“Company Group” means the Company and the Company Subsidiaries.

“Company Material Subsidiary” means any Subsidiary of the Company that had a net asset value (excluding intangible assets and interests in joint ventures) as of 30 June 2022 that was more than ten percent (10%) of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group as reflected in the Company’s publicly disclosed consolidated balance sheet as of 30 June 2022.

“Company Subsidiaries” means a Subsidiary of the Company.

“Dividend Record Date” means the record date the Company Board will, following consultation with TMI, declare and set promptly following the later of (i) the satisfaction of the Regulatory Condition, and (ii) the satisfaction of the Investment Policy Amendment Condition, and provided that the Injunction Condition shall not have been triggered, which date shall be, subject to the requirements of NASDAQ Listing Rule 5250(e)(6) and Rule 10b-17 promulgated under the Exchange Act and the Listings Requirements of the JSE, as close as practically possible to a scheduled Expiration Time occurring thereafter.

“Enlarged Group” means the TMI group as enlarged by the acquisition of the Company Group.

“Equity Interests” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Time” means the date and time at which: (a) the Offer expires and is not subsequently extended pursuant to and in accordance with the Implementation Agreement; or (b) if all of the Offer Conditions are satisfied (or waived in accordance with the Implementation Agreement) on any Qualifying U.S. Business Day after the Initial Expiration Time, such Qualifying U.S. Business Day.

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“FCA” means the Financial Conduct Authority of the United Kingdom.

“Financial Markets Act” or “FMA” means the Financial Markets Act No. 19 of 2012 of South Africa, as amended from time to time.

“FSA Payment” means an amount in cash, without interest, equal to the product of (x) the Offer Price and (y) the aggregate number of Company Forfeitable Shares accruing to the Outstanding Awards.

“FSA Payment Issuance” means the Company Shares to be issued to the Offeror promptly after the Offeror’s payment to the Company of the Aggregate FSA Payment, and the number of such Company Shares is to be equal to the Aggregate FSA Payment divided by the Offer Price.

“Initial Expiration Time” means 11:59 p.m., New York City time, on the later of (a) the twentieth (20th) Business Day following (and including the day of) the Commencement Time (determined pursuant to Rule 14(d)-1(g)(3) promulgated under the Exchange Act), and (b) the twenty eighth (28th) day following (and not including the day of) the Commencement Time.

“Investment Policy Amendment” means the amendments to TMI’s published investment policy (or the adoption of a new investment policy), in either case, which permit TMI (whether directly or through the Offeror) to consummate the transactions contemplated by the Implementation Agreement and in a form approved prior to such amendment or adoption by (a) the FCA in accordance with LR 15.4.8 of the FCA’s Listing Rules and (b) the Company (acting reasonably).

“JSE” means JSE Limited (Registration number 2005/022939/06), a public company incorporated and registered under the laws of South Africa and licensed as an exchange under the FMA, and which does business as the “JSE” or the “Johannesburg Stock Exchange”.

“JSE Business Day” means any day other than a Saturday, Sunday or any other day on which the JSE is closed.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Qualifying U.S. Business Day” means any Business Day other than a Business Day that immediately precedes a Business Day on which commercial banks in any of (a) Norway, (b) Singapore or (c) South Africa are authorized or required by applicable Law to close.

“Requisite TMI Shareholder Vote” means the affirmative vote or consent in respect of resolutions to approve the Investment Policy Amendment, of a simple majority of 50% plus one vote of every shareholder present and voting in person or by proxy at the TMI Shareholder Meeting.

“SEC No-Action Relief” means the SEC relevant exemptive and no-action relief obtained by TMI under the Exchange Act in respect of the Offer and the SIC Rulings.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the issued ordinary shares in the capital of the Company.

“SIC” means the Securities Industry Council of Singapore.

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“SIC Rulings” means the relevant rulings and confirmations under the Code in respect of the Offer and the SEC No-Action Relief obtained by TMI from the Securities Industry Council of Singapore.

“Special Dividend” means a special dividend from the Company of US$5.00 per Share.

“Special Dividend Equivalent Payment” means the special dividend equivalent payment of US$5.00 per Share underlying each Outstanding Award.

“Subsequent Offering Period” means a subsequent offering period of at least fifteen (15) Business Days (and one or more extensions thereof) for the Offer in accordance with Rule 14d-11 under the Exchange Act the SEC No-Action Relief, the Code and the SIC Rulings.

“Subsidiary” means of any other Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, partnership, limited liability company, joint venture or other legal entity (which shall include, but not be limited to, the control conferred by serving as managing member, general partner or similar such position with respect to any such entity), any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act or, with respect the Company, any entity that is a “Subsidiary” (as defined above) of the Company as of the date hereof.

“Superior Company Proposal” means a bona fide written Company Acquisition Proposal, made by a Third Party which the Company Board has determined, in the good faith judgment of the Company Board (after consultation with the Company’s financial advisors and outside legal counsel), taking into account such legal, financial and regulatory aspects of the Company Acquisition Proposal as the Company Board considers in good faith to be appropriate (including financing, regulatory or other consents and approvals, breakup or termination fee and deposit provisions and the conditionality, timing and likelihood of consummation of, and the person or group making, such proposals), would reasonably be expected to result in a transaction that is more favourable from a financial point of view to the Grindrod Shareholders than the transactions contemplated by the Implementation Agreement, taking into account all financial terms and conditions of such transaction.

“Third Party” means any person other than the Company, the Offeror or TMI.

“TMI Group” means TMI and its subsidiary undertakings.

“TMI Shareholders” means holders of shares in TMI.

“TMI Shareholder Meeting” means a meeting of the TMI Shareholders for the purpose of seeking the Requisite TMI Shareholder Vote.

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SCHEDULE 2

DETAILS OF HOLDINGS IN THE COMPANY SECURITIES

The holdings of Company Securities of the Offeror and the following persons who are acting in concert with the Offeror as at the Offer Announcement Date are set out below:

Holdings in Company Securities

Name	Direct Interest
	No. of Shares	%(1)
Offeror	4,925,023 Shares	25.93%
RMB Morgan Stanley (Pty) Ltd (“RMBMS”)(2)	18,092 Shares	0.10%

Note(s):

(1)

Percentage shareholdings in the Company have been calculated based on 18,996,493 Shares (excluding 313,531 Shares held by the Company in treasury). Percentage figures are rounded to the nearest two decimal places.

(2)	RMBMS is a related corporation of Rand Merchant Bank, which is an adviser to the Offeror, and is therefore merely a party presumed to be acting in concert with the Offeror.

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SCHEDULE 3

DETAILS OF DEALINGS IN THE COMPANY SECURITIES

S/N	Dealing Entity(1)	Nature of Dealing(2)	No. of Shares Dealt	Date of Dealing (DD/MM/YYYY)	Average Transaction Price Per Share (RAND)	Average Transaction Price Per Share (USD)(3)
1	RMBMS	Buy	70	30/05/2022	410.50	22.64
2	RMBMS	Buy	330	31/05/2022	403.34	22.25
3	RMBMS	Buy	2	31/05/2022	404.99	22.34
4	RMBMS	Buy	235	01/06/2022	397.54	21.93
5	RMBMS	Buy	10	06/06/2022	411.50	22.70
6	RMBMS	Buy	44	07/06/2022	405.99	22.39
7	RMBMS	Buy	297	08/06/2022	379.81	20.95
8	RMBMS	Buy	222	09/06/2022	367.69	20.28
9	RMBMS	Buy	359	09/06/2022	355.53	19.61
10	RMBMS	Buy	1261	13/06/2022	327.61	18.07
11	RMBMS	Buy	3196	14/06/2022	314.74	17.36
12	RMBMS	Buy	55	15/06/2022	318.39	17.56
13	RMBMS	Buy	151	21/06/2022	309.00	17.04
14	RMBMS	Buy	957	23/06/2022	297.87	16.43
15	RMBMS	Buy	750	28/06/2022	320.98	17.70
16	RMBMS	Buy	750	29/06/2022	292.51	16.13
17	RMBMS	Buy	322	01/07/2022	289.91	15.99
18	RMBMS	Buy	1497	07/07/2022	267.52	14.76
19	RMBMS	Buy	1206	12/07/2022	248.19	13.69
20	RMBMS	Buy	761	15/07/2022	262.46	14.48
21	RMBMS	Buy	400	18/07/2022	276.97	15.28
22	RMBMS	Buy	150	19/07/2022	267.93	14.78
23	RMBMS	Buy	150	20/07/2022	291.17	16.06
24	RMBMS	Buy	170	01/08/2022	303.30	16.73
25	RMBMS	Buy	150	02/08/2022	298.18	16.45
26	RMBMS	Buy	485	15/08/2022	312.15	17.22
27	RMBMS	Buy	1587	16/08/2022	312.24	17.22
28	RMBMS	Buy	1	18/08/2022	359.47	19.83
29	RMBMS	Buy	1396	19/08/2022	363.13	20.03
30	RMBMS	Buy	504	22/08/2022	339.24	18.71
31	RMBMS	Buy	3	25/08/2022	337.08	18.59
32	RMBMS	Buy	301	29/08/2022	336.51	18.56
33	RMBMS	Buy	1300	31/08/2022	391.52	21.60
34	RMBMS	Buy	300	06/09/2022	416.05	22.95
35	RMBMS	Buy	523	07/09/2022	425.05	23.44
36	RMBMS	Buy	300	13/09/2022	420.00	23.17
37	RMBMS	Buy	996	14/09/2022	415.57	22.92
38	RMBMS	Buy	1000	16/09/2022	415.05	22.89
39	RMBMS	Buy	300	19/09/2022	420.80	23.21
40	RMBMS	Buy	1909	20/09/2022	426.46	23.52
41	RMBMS	Buy	300	27/09/2022	414.69	22.87
42	RMBMS	Buy	2683	03/10/2022	421.45	23.25
43	RMBMS	Buy	300	07/10/2022	427.85	23.60
44	RMBMS	Sell	7	30/05/2022	419.49	23.14
45	RMBMS	Sell	483	31/05/2022	415.29	22.91

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46	RMBMS	Sell	151	01/06/2022	396.71	21.88
47	RMBMS	Sell	26	03/06/2022	416.02	22.95
48	RMBMS	Sell	1	06/06/2022	414.11	22.84
49	RMBMS	Sell	123	07/06/2022	419.97	23.16
50	RMBMS	Sell	3933	08/06/2022	380.75	21.00
51	RMBMS	Sell	38	08/06/2022	404.02	22.28
52	RMBMS	Sell	6057	09/06/2022	361.09	19.92
53	RMBMS	Sell	2	09/06/2022	383.48	21.15
54	RMBMS	Sell	42	10/06/2022	343.60	18.95
55	RMBMS	Sell	451	21/06/2022	311.90	17.20
56	RMBMS	Sell	300	22/06/2022	301.45	16.63
57	RMBMS	Sell	1339	24/06/2022	309.98	17.10
58	RMBMS	Sell	300	27/06/2022	300.28	16.56
59	RMBMS	Sell	470	29/06/2022	306.64	16.91
60	RMBMS	Sell	501	30/06/2022	291.99	16.11
61	RMBMS	Sell	797	01/07/2022	288.66	15.92
62	RMBMS	Sell	1065	08/07/2022	271.38	14.97
63	RMBMS	Sell	323	11/07/2022	275.53	15.20
64	RMBMS	Sell	5277	12/07/2022	260.27	14.36
65	RMBMS	Sell	150	20/07/2022	299.99	16.55
66	RMBMS	Sell	1961	25/07/2022	288.33	15.90
67	RMBMS	Sell	1376	27/07/2022	291.56	16.08
68	RMBMS	Sell	781	10/08/2022	311.99	17.21
69	RMBMS	Sell	73	11/08/2022	323.95	17.87
70	RMBMS	Sell	3583	18/08/2022	360.86	19.90
71	RMBMS	Sell	1	18/08/2022	366.28	20.20
72	RMBMS	Sell	48	19/08/2022	375.50	20.71
73	RMBMS	Sell	384	22/08/2022	350.57	19.34
74	RMBMS	Sell	150	23/08/2022	356.21	19.65
75	RMBMS	Sell	1383	04/10/2022	410.15	22.62

Note(s):

(1)	RMBMS is a related corporation of Rand Merchant Bank, which is an adviser to the Offeror, and is therefore merely a party presumed to be acting in concert with the Offeror.

(2)

The dealings by RMBMS are all transactions resulting from unsolicited client trades, and are neither solicited nor executed by RMB. RMBMS had entered into the relevant dealings in order to hedge requests from clients who wished to enter into derivative transactions in relation to the Shares, and to unwind such hedged positions.

(3)	Based on the exchange rate of USD1:ZAR18.13 on 10 October 2022 extracted from Bloomberg L.P.

(4)	The SIC has ruled that the dealings at S/N 1 through 6, and S/N 33 through 43 (in relation to the purchase of Shares by RMBMS) will be disregarded for the purposes of Rule 15.2 of the Code.

(5)	The SIC has ruled that the dealings at S/N 44 to 75 (in relation to the sale of Shares by RMBMS) will be disregarded for the purposes of Rule 11.2 of the Code.

32

Annex B

Conditions to the Offer

Notwithstanding any other provision of the Offer, in addition to (and without limitation to) the obligations of Taylor Maritime Investments Limited , a Guernsey company limited by shares (“Parent”), and Good Falkirk (MI) Limited, a Republic of the Marshall Islands limited liability company and wholly owned Subsidiary of Parent (“Purchaser”), to extend the Offer pursuant to the terms and conditions of the Transaction Implementation Agreement, dated as of October 11, 2022 (the “Agreement”), by and among Parent, Purchaser and Grindrod Shipping Holdings Limited, a company incorporated under the laws of Singapore (the “Company”), Parent shall not be required (and shall not be required to cause Purchaser) to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Parent or Purchaser to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any Company Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time, and may extend, terminate or amend the Offer, in each case only to the extent provided by the Agreement in the event that, as of immediately prior to the Expiration Time, (A) the Minimum Condition shall not have been satisfied, or (B) any of the following shall have occurred since the date of the Agreement and continue to exist:

(1)     Parent shall not have obtained the Requisite Parent Shareholder Vote (the “Investment Policy Amendment Condition”);

(2)     (a) all applicable suspension periods (including any extensions thereof) relating to the Offer under the Competition Act, No. 89 of 1998 (as amended) shall not have expired or lapsed and (b) the South African Competition Commission’s approval relating to the Offer shall not have been obtained (the “Regulatory Condition”);

(3)     (a) the Company Board shall not have declared a Special Dividend of USD $5.00 per Company Share and fixed as the record date therefor a date on or prior to the date on which the Expiration Time occurs, (b) the Company shall not have remitted sufficient funds to the applicable transfer agents for payment in full of the Special Dividend or (c) the Company shall not have irrevocably instructed the applicable transfer agents to pay and distribute the funds for the Special Dividend to the holders of record of outstanding Company Shares as of the Dividend Record Date as soon as possible after the Expiration Time (the “Irrevocable Instruction Condition”);

(4)     the Agreement shall have been terminated in accordance with its terms (the “Termination Condition”);

(5)     since the date of the Agreement, any of the following shall have occurred:

(a)     a material adverse change in the assets, financial condition, profits or results of operation of the Company Group, taken as a whole (excluding, for avoidance of doubt, the impact of the Special Dividend and any Permitted Dividend);

(b)     any litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against the Company or any of the Company Subsidiaries which would or would reasonably be expected to have a material adverse effect on the assets, financial condition or results of operation of the Company Group taken as a whole; and/or

(c)     the discovery by Parent that any financial, business, or other information concerning the Company Group, publicly disclosed by the Company or any of the Company Subsidiaries in a filing with the SEC or the JSE within the three (3) years preceding the date of this Agreement was materially misleading, contained a material misrepresentation of fact, or omitted to state a fact necessary to make the information not misleading, in each case, as at the time of such public disclosure and which in any case is materially adverse to the assets. financial condition or results of operations of the Company Group taken as a whole;

in the case of each of (5)(a), (5)(b), and (5)(c) above, having the effect of causing, or being reasonably likely to cause, a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group, taken as a whole, as reflected in the latest publicly disclosed consolidated balance sheet, by more than twenty percent (20%) as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022.

(6)     since the date of the Agreement, any of the following shall have occurred and be continuing without the prior written consent of Parent:

(a)     the Company converting all or any of the Company Shares into a larger or smaller number of Company Shares;

(b)     the Company entering into a share buy-back agreement or resolving to approve the terms of a share buy-back agreement under the Singapore Companies Act (other than (i) the withholding of Company Shares to satisfy tax withholding obligations with respect to any of the Company Forfeitable Shares in accordance with the terms of the Company Equity Plan and any applicable award, (ii) the forfeiture of outstanding Company Forfeitable Shares, or (iii) the cancellation of Company Forfeitable Shares as contemplated by Section 1.5 of the Agreement);

(c)     the Company resolving to reduce its share capital in any way (other than (i) the withholding of Company Shares to satisfy tax withholding obligations with respect to any of the Company Forfeitable Shares in accordance with the terms of the Company Equity Plan and any applicable award, (ii) the forfeiture of outstanding Company Forfeitable Shares, or (iii) the cancellation of Company Forfeitable Shares as contemplated by Section 1.5 of the Agreement);

(d)     the Company making any allotment or issuance of, or granting any option or other security to subscribe for or convertible into, any Company Shares (other than the allotment and issuance of Company Shares upon the vesting and settlement of any Company Forfeitable Shares outstanding at the date of the Agreement in accordance with their terms and pursuant to the FSA Payment Issuance);

(e)     the Company issuing, or agreeing to issue, convertible notes or other debt securities (excluding transactions between members of the Company Group and borrowings in the ordinary and usual course under the Company Group’s existing credit facilities or working capital lines);

(f)     the Company declaring, making or paying any dividends or any other form of distribution to its shareholders (excluding (i) the declaration, making and payment of the Special Dividend, (ii) declaring, making or paying a dividend by reference to each quarter of the Company in an amount determined in accordance with and subject to the parameters (including as to the maximum percentage limit of distributable profits) set out in, the Company’s dividend and capital return policy as in effect on 25 August 2022 (but without taking into account the Special Dividend in determining such amount) that has a declaration date, announcement date, record date and payment date that is consistent with past practice as to timing and amount provided that such dividend is permitted by Law and shall not prejudice the payment of the Special Dividend, and (iii) the making or payment of the Special Dividend Equivalent Payment);

(g)     an Order issued by any court of competent jurisdiction restraining, enjoining, preventing or otherwise prohibiting the consummation of the Offer shall be in effect (the “Injunction Condition”);

(h)     the Company or any Company Material Subsidiary resolving that it be wound up;

(i)     the appointment of a liquidator, provisional liquidator, judicial manager, provisional judicial manager and/or other similar officer of the Company or any Company Material Subsidiary;

(j)     the making of an order by a court of competent jurisdiction for the winding-up of the Company or any Company Material Subsidiary;

(k)     the Company or any Company Material Subsidiary entering into any arrangement or general assignment or composition for the benefit of its creditors generally;

(l)     the appointment of a receiver or a receiver and manager, in relation to all or a substantial part of the property or assets of the Company Group;

(m)     the Company or any Company Material Subsidiary becoming or being deemed by Law or a court of competent jurisdiction to be insolvent;

(n)     all or substantially all of the Company Group ceases to carry on business in the ordinary and usual course;

(o)     the Company or any Company Subsidiary becoming the subject of any criminal investigation and/or proceeding that would, or is reasonably likely to, have a material adverse effect on the assets, financial condition or results of operation of the Company Group taken as a whole and having the effect of causing, or being reasonably likely to cause, a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group by more than twenty percent (20%) as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022;

(p)     the occurrence of any event which, under the laws of any jurisdiction, has an analogous or equivalent effect to any of the foregoing event(s); and

(q)     any representation and warranty of the Company in the Agreement not being true and correct as of the date of the Agreement and immediately prior to the Expiration Time, as though made on and as of such time (except to the extent such representation or warranty is expressly made as of a specific date or time, in which case as of such date or time), except where the failure to be so true and correct would not have or reasonably be expected to have a material adverse effect on the assets, financial condition or results of operation of the Company Group taken as a whole and having the effect of causing a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group by more than twenty percent (20%) as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022.

For the purposes of this Annex B “Company Material Subsidiary” means any Subsidiary of the Company that had a net asset value (excluding intangible assets and interests in joint ventures) as of 30 June 2022 that was more than ten percent (10%) of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group as reflected in the Company’s publicly disclosed consolidated balance sheet as of 30 June 2022.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent or Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser, subject to the terms and conditions of the Agreement, the Singapore Code and the applicable rules and regulations of the SEC or any other applicable Governmental Entity, and except for the Minimum Condition, the Termination Condition, the Regulatory Condition, and the Injunction Condition, each of which may only be waived with the mutual prior written consent of the Company and Parent. The failure of one or more of the foregoing conditions to be satisfied may not be invoked by Parent or Purchaser as a basis to cause the Acceptance Time not to occur, unless Parent and Purchaser shall have first consulted with the SIC and the SIC shall have given its approval for, or has stated that it has no objection to, so invoking such condition. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights prior to the expiration of the Offer shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time.

Capitalized terms that are used but not otherwise defined in this Annex B shall have the respective meanings ascribed thereto in the Agreement.

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